Filed by: Gold Royalty Corp.

Commission File Number: 001-40099

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Elemental Royalties Corp.

No securities tendered to the Offer (as defined below) will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised by the Offeror (as defined below) or its affiliates or any person acting jointly or in concert with the Offeror) have been tendered to the bid, (b) the minimum deposit period under applicable securities laws has elapsed, and (c) any and all other conditions of the bid have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the bid in accordance with applicable securities laws and extend the bid for an additional minimum period of 10 days to allow for further deposits of securities.

The information contained in this Offer and Circular (as defined below) may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Offer and Circular is not an offer to sell these securities, and no person is soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Shareholders (as defined below) in the United States should read the “Notice to United States Shareholders and Other Shareholders Outside Canada” on page (iv) of this Offer and Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor. If you have any questions or require assistance with the Offer, please contact Laurel Hill Advisory Group, the information agent and depositary in connection with the Offer, by telephone at 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws (as defined below) of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Gold Royalty Corp., 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3, telephone number 604-396-3066 and are also available electronically on SEDAR at www.sedar.com or on the Offeror’s website at www.goldroyalty.com/elemental-offer/.

January 11, 2022

GOLD ROYALTY CORP.

OFFER TO PURCHASE

all of the outstanding common shares of

ELEMENTAL ROYALTIES CORP.

on the basis of 0.27 of a common share of Gold Royalty Corp. for each common share of Elemental Royalties Corp.

Gold Royalty Corp. (“Gold Royalty” or the “Offeror”) hereby offers to purchase (the “Offer” or, “Offer to Purchase”), on and subject to the terms and conditions of the Offer described herein, all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan (as defined herein), other than any Elemental Shares held directly or indirectly by the Offeror or its affiliates, and which includes any Elemental Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined herein) upon the exercise, exchange or conversion of any Convertible Securities (as defined herein).

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on April 27, 2022 unless the Offer is abridged, extended or withdrawn (the “Expiry Time”).

The Offer Consideration

Under the Offer, each holder of Elemental Shares (each, a “Shareholder” and collectively, the “Shareholders”) is entitled to receive 0.27 of a common share, without par value, in the capital of Gold Royalty (each whole common share, a “Gold Royalty Share”) in respect of each Elemental Share (the “Offer Consideration”).

A Shareholder depositing Elemental Shares will be deemed to have deposited all SRP Rights associated with such Elemental Shares. No additional payment will be made for the SRP Rights, and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights. See Section 1 of the Offer to Purchase, “The Offer”.

The Gold Royalty Shares are listed on the NYSE American LLC (“NYSE American”) under the symbol “GROY”. The Offeror has applied to the NYSE American to list the Gold Royalty Shares offered hereunder on the NYSE American. Listing of the Gold Royalty Shares offered hereunder will be subject to the Offeror fulfilling all of the applicable listing requirements of the NYSE American. The Elemental Shares are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “ELE” and are posted for trading on the OTCQX under the symbol “ELEMF”.

The Offer Premium

On December 17, 2021, the last trading day prior to the Offeror’s announcement of its intention to make an offer, the closing price of the Elemental Shares on the TSX-V was C$1.30, and the closing price of the Gold Royalty Shares on the NYSE American was US$5.15. Based upon such closing prices, the Offer Consideration has a value of approximately C$1.78 per Elemental Share, representing a premium of approximately 37% as of the close of trading on December 17, 2021. For the purposes of the Offer to Purchase and Circular, the Canadian dollar value of the Offer Consideration has been calculated using the daily exchange rate published by the Bank of Canada on December 17, 2021, being C$1.2846 per United States dollar, rounded to two decimal places.

Conditions

The Offer is subject to certain conditions which are described under Section 4 of the Offer to Purchase, “Conditions of the Offer”, including, without limitation: (i) there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Elemental Shares, together with the associated SRP Rights, which constitutes more than 50% of the Elemental Shares outstanding, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any persons acting jointly or in concert with the Offeror, if any (which condition cannot be waived by the Offeror); (ii) there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by the Offeror and its affiliates, represents not less than 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis; (iii) the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined herein); and (iv) certain governmental and regulatory approvals having been obtained and/or waiting periods expired as more particularly described herein. These and the other conditions of the Offer, which other conditions may be waived by the Offeror, are described under Section 4 of the Offer to Purchase, “Conditions of the Offer”. Subject to applicable Law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Elemental Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived, as applicable, by the Offeror at or before the Expiry Time. The Offer is not subject to the approval of the Offeror’s shareholders and is not subject to any financing or due diligence conditions.

For a discussion of risks and uncertainties to consider in assessing the Offer, see Section 6 of the Circular, “Risk Factors Related to the Offer” and the risks described in the Annual Report (as defined in the enclosed Offer to Purchase) which are incorporated by reference in this Offer to Purchase and Circular.

(ii)

Acceptance of the Offer

Registered Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (the “Letter of Transmittal”) (printed on YELLOW paper) and deposit it, together with certificates or Direct Registration System (“DRS”) Advices representing their Elemental Shares and all other required documents, with the Depositary (as defined herein), at its office set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer to Purchase by: (a) following the procedures for book-entry transfer of Elemental Shares described under “Manner of Acceptance – Acceptance by Book-Entry Transfer” in Section 3 of the Offer to Purchase, if they are non-registered Shareholders; or (b) following the procedures for guaranteed delivery described under “Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase, “Manner of Acceptance”, using the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (printed on PINK paper) or CDS Online Letter of Guarantee (LOG) Option, if they are non-registered Shareholders. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Elemental Shares directly with the Depositary to accept the Offer. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Elemental Shares may charge a fee to tender any such Elemental Shares on behalf of the Shareholder. Shareholders should consult such nominee to determine whether any charges will apply.

Shareholders whose Elemental Shares are registered in the name of an investment advisor, broker, dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Elemental Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

The Offeror has engaged Laurel Hill Advisory Group to act as the information agent (the “Information Agent”) and as depositary (the “Depositary”) for the Offer. CIBC World Markets Inc. has been engaged to act as financial advisor to the Offeror.

Questions and requests for assistance may be directed to the Information Agent. Additional copies of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent at the address shown on the back page of this document and are accessible on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference herein unless expressly incorporated by reference.

Shareholders with questions may contact the Offeror’s Information Agent and Depositary:

Laurel Hill Advisory Group

North American Toll Free Phone: 1-877-452-7184

Outside of North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable Laws or regulations of Canada or its provinces or territories.

Information has been incorporated by reference in the Offer to Purchase and Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference are available electronically on the Offeror’s website at www.goldroyalty.com/elemental-offer/ and on SEDAR at www.sedar.com.

The information contained in this document speaks only as of the date of this document. The Offeror does not undertake to update any such information except as required by applicable Law. Information in the Offer to Purchase and Circular related to Elemental has been compiled from public sources. See Section 9 of the Circular, “Certain Information Concerning Elemental and the Elemental Shares”.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

Two directors of the Offeror, Warren Gilman and Clarence Wasser, reside outside of Canada. Each has appointed the Offeror as agent for service of process at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3. Shareholders are advised that it may not be possible for Shareholders to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

(iii)

NOTICE TO UNITED STATES SHAREHOLDERS AND OTHER SHAREHOLDERS OUTSIDE CANADA

The Offeror has filed with the SEC a Registration Statement on Form F–4 (the “Registration Statement”) under the U.S. Securities Act of 1933, as amended, (together with the rules and regulations promulgated thereunder, the “U.S. Securities Act”), which contains a prospectus relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE INCLUDED HEREIN, INCLUDING THE ATTACHED SCHEDULES, AND ALL OTHER APPLICABLE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, ELEMENTAL AND THE OFFER. Materials filed with the United States Securities and Exchange Commission (the “SEC”) are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at the Offeror’s website, www.goldroyalty.com or by directing a written or oral request to the Information Agent and Depositary for the Offer, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, 1-416-304-0211 outside North America, or by e-mail at assistance@laurelhill.com, or to Chief Financial Officer of the Offeror at 1830-1030 West Georgia Street, Vancouver, British Columbia, telephone 604-396-3066.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror and Elemental is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, Elemental and such other persons may be located outside the United States. Shareholders resident in the United States (“U.S. Shareholders”) may not be able to sue the Offeror, Elemental or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E as applicable to tender offers conducted under the Tier II “cross-border tender offer rules” adopted by the SEC. The Tier II exemption provides limited relief under Section 14(e) and Regulation 14E. The Offer is made in the United States with respect to a Canadian foreign private issuer, also in accordance with Canadian provincial and federal corporate and take-over bid rules. Shareholders resident in the United States (“U.S. Shareholders”) should be aware that such requirements are different from those of the United States applicable to prospectuses and circulars for tender offers of United States domestic issuers registered under the U.S. Securities Act.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Exchange Act, the Offeror or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Elemental Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase cannot be made in the United States but may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable Canadian laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. Shareholders of such information.

Annual financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and interim financial statements incorporated by reference herein have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting and thus may not be comparable to financial statements of U.S. companies.

U.S. Shareholders should be aware that the disposition of their Elemental Shares, including the associated SRP Rights, and the acquisition of Gold Royalty Shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of the United States, may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

(iv)

This document does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of Elemental Shares, including the associated SRP Rights, may have tax consequences which may not be described herein. Accordingly, Shareholders outside Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is unlawful.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Gold Royalty is subject to the reporting requirements of the applicable Canadian securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates relating to the projects underlying Gold Royalty’s interests incorporated by reference in the Offer to Purchase and Circular have been prepared in accordance with the requirements of Canadian securities Laws, which differ in many respects from the requirements of United States securities Laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43- 101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”), adopted by the CIM Council, as amended. In addition, certain of the operators of the properties underlying the Offeror’s interests prepare mineral reserve and mineral resource estimates in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, which differs from NI 43-101 and the requirements of the SEC (“JORC”).

The SEC adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. Gold Royalty is required to provide disclosure on its mineral properties under the SEC Modernization Rules and such disclosure is included in the Registration Statement.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

U.S. Shareholders are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Offeror may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

U.S. Shareholders are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” on the projects underlying Gold Royalty’s royalty and other interests are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. Shareholders are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Offer to Purchase and Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities Laws and the rules and regulations thereunder.

(v)

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure contained in this Offer to Purchase and Circular and the documents incorporated by reference herein respecting the properties underlying the Offeror’s royalty and other interests has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101 and Items 1303(a)(3) and 1304(a)(2) of SEC Regulation S-K included in the SEC Modernization Rules and is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, Gold Royalty has limited, if any, access to properties included in its asset portfolio. Additionally, Gold Royalty may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Gold Royalty is dependent on the operators of the properties and their qualified persons to provide information to it or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which it holds interests and generally will have limited or no ability to independently verify such information. Although Gold Royalty does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Section entitled “Definitions”.

Certain statements contained in this Offer to Purchase and Circular constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Securities Laws (collectively, “forward-looking statements”). Forward-looking statements include statements that may relate to Gold Royalty’s plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe”, “anticipate”, “plan”, “target”, “expect”, “intend”, “estimate”, “project”, “outlook”, “may”, “will”, “should”, “would”, “could”, “can”, the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this Offer to Purchase and Circular include, but are not limited to, statements about:

●	anticipated timing, mechanics, completion and settlement of the Offer;	●	royalty and other payments to be made to the Offeror by the owners and operators of the projects underlying Gold Royalty’s royalties and other interests;

●	the market for and listing of the Gold Royalty Shares;	●	expectations regarding the royalty and other interests of the Offeror;

●	the value of the Gold Royalty Shares received as consideration under the Offer;	●	the plans of the operators of properties where Gold Royalty owns royalty interests;

●	the ability of the Offeror to complete the transactions contemplated by the Offer;	●	estimates of mineral resources and mineral reserves on the projects in which Gold Royalty has royalty interests;

●	reasons to accept the Offer;	●	estimates regarding future revenue, expenses and needs for additional financing;

●	the purpose of the Offer;	●	adequacy of capital and financing needs;

●	the completion of any Compulsory Acquisition (as defined herein) or Subsequent Acquisition Transaction (as defined herein) and any commitment to acquire Elemental Shares;	●	Gold Royalty’s proposed credit facility; and

●	the Offeror’s plans and objectives, including its acquisition and growth strategy;	●	expectations regarding the impacts of COVID-19 on the operators of the properties underlying Gold Royalty’s interests.

●	the Offeror’s future financial and operational performance;

(vi)

These forward-looking statements are based on the opinions, estimates and assumptions of Gold Royalty in light of its management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Gold Royalty currently believes are appropriate and reasonable in the circumstances, including:

●	that Elemental’s public disclosure is accurate;	●	that current gold, base metal and other commodity prices will be sustained, or will improve;

●	that the Offer and either a Compulsory Acquisition or Subsequent Acquisition Transaction will be completed;	●	that the proposed development of the Offeror’s royalty projects will be viable operationally and economically and will proceed as expected;

●	Gold Royalty’s management’s assessment of the successful integration of the business and assets of Elemental upon completion of the Offer;	●	that Gold Royalty and its proposed lender will complete definitive documentation and satisfy conditions to its proposed credit facility;

●	the expectations of growth by Gold Royalty upon completion of the Offer will be met;	●	that any additional financing required by Gold Royalty will be available on reasonable terms;

●	the viability of Elemental’s assets and projects on a basis consistent with Gold Royalty management’s current expectations;	●	that operators of the properties where Gold Royalty holds royalty interests will not experience any material accident, labour dispute or failure of equipment; and

●	there being no significant risks relating to the mining operations underlying Elemental’s interests, including political risks and instability and risks related to international operations;	●	the other factors discussed under “Risk Factors Related to the Offer” in this Offer to Purchase and Circular and in the Offeror’s other disclosure documents available under its profile at www.sedar.com.

●	that the public disclosures of the operators regarding the properties underlying Gold Royalty’s interests are accurate;

Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

(vii)

Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that the Offeror considered appropriate and reasonable as of the date such statements are made and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements, including but not limited to the following risk factors:

●	failure to acquire a 100% interest in Elemental through the Offer;	●	Gold Royalty may enter into acquisitions and other material transactions at any time;

●	the market value of the Gold Royalty Shares received as consideration under the Offer;	●	Gold Royalty’s future growth is to a large extent dependent on its acquisition strategy;

●	delays in completing the Offer;	●	as a royalty holder, Gold Royalty may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;

●	the reduced trading liquidity of Elemental Shares not deposited under the Offer;	●	certain of Gold Royalty’s royalty interests are subject to buy-back or other rights of third-parties;

●	the inaccuracy of Elemental’s public disclosure upon which the Offer is predicated;	●	risks related to epidemics, pandemics or other public health crises, including COVID-19, and the potential impact thereof on Gold Royalty and the operators of the properties underlying its interests;

●	the triggering of change of control provisions in Elemental’s agreements leading to adverse consequences;	●	risks related to mineral reserve estimates and mineral resource estimates completed by third-party owners and operators on the projects underlying Gold Royalty’s interests, including that such estimates may be subject to significant revision;

●	the failure to obtain the required approvals or clearances from government authorities on a timely basis;	●	title, permit or licensing disputes related to any of the properties in which Gold Royalty holds or may hold royalties, streams or similar interests;

●	dependence on third party operators;	●	potential conflicts of interests;

●	a substantial majority of Gold Royalty’s current royalty interests are on exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;	●	regulations and political or economic developments in any of the jurisdictions where properties in which Gold Royalty holds or may hold royalties, streams or similar interests are located;

●	volatility in gold and other commodity prices;	●	the availability of any necessary financing in the future on acceptable terms or at all;

●	Gold Royalty has limited or no access to data or the operations underlying its interests;	●	litigation risks;

●	a significant portion of Gold Royalty’s revenues is derived from a small number of operating properties;	●	Gold Royalty holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value; and

●	Gold Royalty is subject to many of the risks faced by owners and operators of the properties underlying Gold Royalty’s interests;	●	other risks including but not limited to the risk factors described in greater detail under the heading entitled “Risk Factors Related to the Offer” in this Offer to Purchase and Circular and in the Offeror’s other disclosure documents available under its profile at www.sedar.com.

(viii)

Although Gold Royalty believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

These factors should not be construed as exhaustive and should be read with other cautionary statements in this Offer to Purchase and Circular. Although Gold Royalty has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to Gold Royalty or that it presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speaks only as of the date made. The forward-looking statements contained in this Offer to Purchase and Circular represent Gold Royalty’s management’s expectations as of the date of such statements (or as the date they are otherwise stated to be made) and are subject to change after such date. However, Gold Royalty disclaims any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable Securities Laws.

Please carefully consider the risk factors set out herein under Section 6 of the Circular, “Risk Factors Related to the Offer”. All of the forward-looking statements contained in this Offer to Purchase and Circular are expressly qualified by the foregoing cautionary statements.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Elemental Shares and the accompanying SRP Rights and is not made for any warrants, options or any other rights to acquire Elemental Shares (collectively, “Convertible Securities”). Any holder of such Convertible Securities who wishes to accept the Offer should, to the extent permitted by the terms of the Convertible Security and applicable Law, exercise, exchange or convert such Convertible Securities in order to obtain certificates representing Elemental Shares and deposit those Elemental Shares under the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Convertible Securities will have received certificate(s) or a DRS Advice representing the Elemental Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Procedure for Guaranteed Delivery” in Section 3 of this Offer to Purchase, “Manner of Acceptance”.

The tax consequences to holders of Convertible Securities of exercising or not exercising such securities are not described in this Offer to Purchase and Circular. Holders of such Convertible Securities should consult their own tax advisors with respect to the potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

INFORMATION CONCERNING ELEMENTAL

Except as otherwise expressly indicated herein, the information concerning Elemental contained in this Offer to Purchase and Circular has been derived from or is based upon publicly available documents and records on file with the Canadian Securities Administrators and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Elemental taken from, or based upon, such information contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror nor any of its directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Elemental to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror. Except as otherwise indicated, information concerning Elemental is given as of January 10, 2022 and the Offeror does not undertake any duty to update any such information, except as required by applicable Law.

(ix)

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “C$” or “dollars” in this Offer to Purchase and Circular refer to Canadian dollars and all references to “US$” in this Offer to Purchase and Circular refer to United States dollars. The financial statements that are incorporated by reference herein are reported in United States dollars and are prepared in accordance with IFRS.

EXCHANGE RATES

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. The high, low, average and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Year ended September 30, 2021	Period from June 23, 2020 to September 30, 2020
High	0.8306	0.7668
Low	0.7491	0.7309
Average	0.7915	0.7494
Closing	0.7849	0.7497

On January 10, 2022, the rate of exchange as reported by the Bank of Canada for one Canadian dollar expressed in U.S. dollars was US$0.7887.

(x)

FREQUENTLY ASKED QUESTIONS

The following sets forth material information with respect to the Offer. The questions and answers below are not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read the entire Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Elemental Shares. We have included cross-references in this Section to other Sections of the Offer to Purchase and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Section entitled “Definitions”.

WHAT IS THE OFFER?

The Offeror is offering to purchase all issued and outstanding Elemental Shares, and the accompanying SRP Rights, on the basis of 0.27 of a Gold Royalty Share for each Elemental Share.

On December 17, 2021, the last trading day prior to the Offeror’s announcement of its intention to make an offer, the closing price of the Elemental Shares on the TSX-V was C$1.30, and the closing price of the Gold Royalty Shares on the NYSE American was US$5.15. Based upon the daily exchange rate posted by the Bank of Canada on December 17, 2021 and such closing prices of the Elemental Shares and Gold Royalty Shares on December 17, 2021, the Offer Consideration has a value of approximately C$1.78 per Elemental Share, representing a premium of approximately 37% as of the close of trading on December 17, 2021.

See Section 1 of the Offer to Purchase, “The Offer”.

WHO IS OFFERING TO PURCHASE MY ELEMENTAL SHARES?

Gold Royalty is making the Offer. The Offeror is a corporation organized under the Laws of Canada. The Offeror’s head and executive office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3. See Section 8 of the Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares”.

WHAT ARE THE GOLD ROYALTY SHARES?

The Gold Royalty Shares are common shares in the capital of Gold Royalty. Gold Royalty is a precious metals-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors.

See Section 8 of the Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares” and Section 4 of the Circular, “Purpose of the Offer and Plans for Elemental”.

WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?

The Offeror is offering to purchase all the outstanding Elemental Shares (including any Elemental Shares to be issued upon exercise, exchange or conversion of the Convertible Securities prior to the Expiry Time). As of November 16, 2021, there were 68,991,221 Elemental Shares issued and outstanding. The Offer includes Elemental Shares that may become outstanding after the date of this Offer to Purchase, but before the expiration of the Offer, upon exercise, exchange or conversion of any Convertible Securities. The Offer is not being made for any Convertible Securities or other rights to acquire Elemental Shares.

See Section 1 of the Offer to Purchase, “The Offer”.

WHY ARE YOU MAKING THIS OFFER?

The Offeror is making the Offer because it wants to acquire control of, and ultimately the entire equity interest in, Elemental. If the Offeror completes the Offer but does not then own 100% of the Elemental Shares, the Offeror currently intends to acquire any Elemental Shares not deposited to the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

See Section 4 of the Circular, “Purpose of the Offer and Plans for Elemental”, Section 5 of the Circular, “Reasons to Accept the Offer” and Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”.

WHY ACCEPT THE OFFER?

Gold Royalty believes that the Offer is compelling, and represents a superior alternative to continuing on the course set by the current Elemental Board and management of Elemental. Shareholders should consider the following factors in making a decision whether to accept the Offer:

●	Significant Upfront Premium to Shareholders. The Offer represents a 37% premium to Shareholders based on the closing prices of each of the Offeror’s and Elemental’s shares on December 17, 2021. The Offer implies consideration of C$1.78 per share, which exceeds Elemental’s 2021 peak share price.

●	The Combination of Gold Royalty and Elemental will create a Sector-Leading Portfolio of 200 Strategic Royalties. The combined entity will have a balanced portfolio of cash flowing, development and exploration royalty assets owned by premier operating partners and located in Tier 1 mining jurisdictions. This provides Shareholders with ownership in a larger, more diversified, higher quality portfolio of royalty assets anchored by cornerstone royalties on portions of the Canadian Malartic Property (Québec, Canada), Fenelon Gold Property (Québec, Canada) and Karlawinda Gold Project (Australia). In addition, the portfolio’s peer-leading near-term growth profile will be further complemented by a deep development and exploration pipeline, including Gold Royalty’s royalty on REN (Nevada, USA), Gold Royalty’s royalty generator model and future acquisitions.

●	Enhanced Trading Liquidity. Gold Royalty averaged approximately US$3.2 million of daily trading liquidity over the six months ended December 17, 2021, as compared to approximately US$62 thousand for Elemental over the same period. A combination with Gold Royalty is expected to allow Shareholders to realize an immediate premium in a more liquid vehicle.

●	Strong Balance Sheet and Access to Capital. Gold Royalty currently has approximately US$37 million in cash and marketable securities and no debt. With an oversubscribed US$90 million initial public offering in March 2021, Gold Royalty has demonstrated the ability to access capital markets at an attractive cost of capital, providing the combined company with the critical mass to drive continued growth through acquisition.

●	Management Track Record in Maximizing Shareholder Value. Gold Royalty has a management team with deep mining and capital markets expertise and an established track record of success in the royalty and mining industry. The Gold Royalty management team has demonstrated its ability, through the recent acquisitions of Ely Gold, Abitibi Royalties and Golden Valley, to successfully execute transformative acquisitions in an increasingly competitive market.

●	Clear Path to Re–rate Through Increased Scale, Asset Quality and Precious Metals Focus. In combination with Elemental, Gold Royalty will be strategically positioned as a preeminent intermediate gold royalty company. In addition to the upfront premium, Shareholders may benefit from a potential valuation re-rating as a result of the combined company’s increased scale, portfolio diversification, trading liquidity, index inclusion within the GDXJ, and the potential for future growth both organically and through acquisition.

WHAT DOES THE ELEMENTAL BOARD OF DIRECTORS THINK OF THE OFFER?

Under applicable Securities Laws, a directors’ circular must be prepared and delivered by Elemental’s board of directors to Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include either a recommendation to accept or reject the Offer, and the reasons for such recommendation, or a statement that the board of directors of Elemental is unable to make or is not making a recommendation, and if no recommendation is made, the reasons for not making a recommendation. On December 23, 2021, Elemental issued a press release stating that its board of directors intended to reject the Offer. However, the Offeror has not been advised by Elemental of the formal recommendation of its board of directors, if any, in respect of the Offer.

See Section 3 of the Circular, “Background to the Offer”, for a description of the Offeror’s interactions with Elemental leading up to the Offer.

WHAT ARE SOME OF THE SIGNIFICANT CONDITIONS OF THE OFFER?

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on April 27, 2022 or such earlier or later time during which Elemental Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter, including:

1.	there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Elemental Shares, together with the associated SRP Rights, which constitutes more than 50% of the Elemental Shares outstanding, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any persons acting jointly or in concert with the Offeror, if any. (which condition cannot be waived by the Offeror);

2.	there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by the Offeror and its affiliates, represents not less than 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis;

3.	the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined herein); and

4.	certain Regulatory Approvals (as defined herein) having been obtained and/or waiting periods expired,

each as more particularly described herein.

These and the other conditions of the Offer, which other conditions may be waived by the Offeror, are described under Section 4 of the Offer to Purchase, “Conditions of the Offer”. See Section 17 of the Circular, “Regulatory Matters”.

Subject to applicable Law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Elemental Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived, as applicable, by the Offeror at or before the Expiry Time.

The Offer is not subject to the approval of the Offeror’s shareholders and is not subject to any financing or due diligence conditions.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

You have until the Expiry Date of the Offer to tender. The Offer is scheduled to expire at 5:00 p.m. (Toronto time), on April 27, 2022 unless it is extended or withdrawn. Subject to applicable Law, the Offeror may be required to extend the Offer for an additional period of 10 days following the Expiry Date and may extend the Offer for one or more additional periods.

See Section 2 of the Offer to Purchase, “Time for Acceptance”.

CAN GOLD ROYALTY EXTEND THE OFFER?

Yes. The Offeror may elect, in its sole discretion, to extend the Offer from time to time. In accordance with applicable Law, if the Offeror is obligated to take up the Elemental Shares deposited at the expiry of the initial deposit period, it will extend the period during which Elemental Shares may be deposited under the Offer for a 10-day Mandatory Extension Period following the expiry of the initial deposit period and may extend the deposit period after such 10-day Mandatory Extension Period for one or more Optional Extension Periods. If the Offeror extends the Offer, it will notify the Depositary and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation.

See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

HOW DO I ACCEPT THE OFFER AND TENDER MY ELEMENTAL SHARES?

If you are a registered Shareholder, you can accept the Offer by delivering to the Depositary before the Expiry Time: (a) the certificate(s) or DRS Advices representing the Elemental Shares in respect of which the Offer is being accepted; (b) a Letter of Transmittal in the form accompanying the Offer to Purchase and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and (c) all other documents required by the instructions set out in the Letter of Transmittal. If your Elemental Shares are registered in the name of a nominee (commonly referred to as “in street name” or “street form”), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Elemental Shares under the Offer. You should request your nominee to effect the transaction by tendering through a book-entry transfer, which is detailed in the Offer to Purchase and Circular and thus have your Elemental Shares tendered by your nominee through CDS or DTC, as applicable.

If you cannot deliver all of the necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.

Shareholders are invited to contact the Depositary for further information regarding how to accept the Offer.

See Section 3 of the Offer to Purchase, “Manner of Acceptance”.

IF I ACCEPT THE OFFER, WHEN WILL I RECEIVE THE OFFER CONSIDERATION?

If the conditions of the Offer are satisfied or waived, and if the Offeror consummates the Offer and takes up your Elemental Shares, the Offer Consideration for the Elemental Shares you tendered will be delivered to the Depositary as agent for you as a registered Shareholder or to your nominee as soon as possible and in any event no later than three Business Days after the Elemental Shares are taken up.

In accordance with applicable Law, if the Offeror is obligated to take up such Elemental Shares, the Offeror will extend the period during which Elemental Shares may be deposited under the Offer for the 10-day Mandatory Extension Period following the expiration of the initial deposit period and may extend the deposit period for Optional Extension Periods. Any Elemental Shares tendered during the 10-day Mandatory Extension Period and any Optional Extension Period will be taken up and paid for as soon as possible and in any event no later than 10 days after such tender.

See Section 6 of the Offer to Purchase, “Take up of and Payment for Deposited Shares”.

CAN I WITHDRAW MY PREVIOUSLY TENDERED ELEMENTAL SHARES?

Yes. You may withdraw Elemental Shares previously tendered by you at any time (i) before Elemental Shares deposited under the Offer are taken up by the Offeror, (ii) if your Elemental Shares have not been paid for by the Offeror within three Business Days after having been taken up by the Offeror, and (iii) in certain other circumstances.

See Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Shares”.

HOW DO I WITHDRAW PREVIOUSLY TENDERED ELEMENTAL SHARES?

To withdraw Elemental Shares that have been tendered, you must deliver a written notice of withdrawal with the required information to the Depositary or your nominee if held in street form (i.e., non-registered holder) while you still have the right to withdraw the Elemental Shares.

See Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Shares”.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY ELEMENTAL SHARES?

If the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Elemental Shares validly deposited under the Offer, the Offeror intends to acquire any Elemental Shares not deposited under the Offer: (i) by Compulsory Acquisition, if at least 90% of the outstanding Elemental Shares are validly tendered under the Offer, other than Elemental Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates and not withdrawn; or (ii) by a Subsequent Acquisition Transaction on the same terms as such Elemental Shares were acquired under the Offer, if a Compulsory Acquisition is not available or if the Offeror decides not to proceed with a Compulsory Acquisition.

See Section 4 of the Circular, “Purpose of the Offer and Plans for Elemental” and Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”.

FOLLOWING THE OFFER, WILL ELEMENTAL CONTINUE AS A PUBLIC COMPANY?

Depending upon the number of Elemental Shares purchased pursuant to the Offer, it is possible the Elemental Shares will fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Elemental Shares could be delisted on the TSX-V and this could, in turn, adversely affect the market or result in a lack of an established market for the Elemental Shares.

If the Offeror acquires 100% of the Elemental Shares, and if permitted under applicable Securities Law, the Offeror intends to apply to delist the Elemental Shares from the TSX-V as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction and, subject to applicable Securities Law, to cause Elemental to cease to be a reporting issuer under the Securities Laws of each province and territory of Canada in which Elemental is a reporting issuer.

See Section 10 of the Circular, “Effect of the Offer on the Market for Elemental Shares; Stock Exchange Listing and Public Disclosure”.

WHAT WILL HAPPEN IF THE CONDITIONS OF THE OFFER ARE NOT SATISFIED?

If the conditions of the Offer are not satisfied or, where permitted, waived by the Offeror, the Offeror will not be obligated to take up, accept for payment or pay for any Elemental Shares tendered to the Offer. Subject to applicable Law, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Elemental Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time. Notwithstanding the foregoing, in no case will the Offeror waive the Statutory Minimum Condition.

DOES GOLD ROYALTY BELIEVE THAT THE NECESSARY REGULATORY APPROVALS TO COMPLETE THE OFFER WILL BE RECEIVED?

The Offeror believes that it will receive all requisite Regulatory Approvals within the initial bid period. A summary of the regulatory approvals required in connection with the Offer can be found in Section 17 of the Circular, “Regulatory Matters”.

WILL I HAVE THE RIGHT TO HAVE MY ELEMENTAL SHARES APPRAISED?

No. Shareholders will not have dissenters’ or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Elemental Shares to the Offer may have rights of dissent in the event that the Offeror acquires their Elemental Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. The completion of either a Compulsory Acquisition or a Subsequent Acquisition Transaction may result in registered Shareholders having the right to dissent and demand payment of the fair value of their Elemental Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Elemental Shares.

See Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

You will not have to pay any brokerage or similar fees or commissions if you are the owner of record of your Elemental Shares and you tender your Elemental Shares under the Offer by depositing the Elemental Shares directly with the Depositary to accept the Offer. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Elemental Shares may charge a fee to tender any such Elemental Shares on behalf of the Shareholder. Shareholders should consult such nominee to determine whether any charges will apply.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

A Resident Shareholder who holds Elemental Shares as capital property and who exchanges such Elemental Shares pursuant to the Offer will not realize a capital gain (or capital loss) on such shares in respect of the exchange unless such Resident Shareholder elects to report such gain (or loss) on such shares in its Canadian tax return for the year of disposition.

Similarly, a Non-Resident Shareholder who holds Elemental Shares as capital property and who exchanges such Elemental Shares pursuant to the Offer will not realize a capital gain (or capital loss) on such shares in respect of the exchange unless such Non-Resident Shareholder elects to report such gain (or loss) on such shares in its Canadian tax return for the year of disposition. In addition, a Non-Resident Shareholder who elects to report a capital gain (or capital loss) in its Canadian tax return for the year of disposition resulting from a disposition of Elemental Shares pursuant to the Offer will not be subject to tax under the Tax Act unless Elemental Shares constitute “taxable Canadian property” other than “treaty-protected property”.

Depending on the manner and circumstances in which a Subsequent Acquisition Transaction is undertaken, the tax consequences applicable to a Shareholder who is disposing of Elemental Shares pursuant to a Subsequent Acquisition Transaction could differ in a materially adverse way from the tax consequences that would be applicable to such Shareholder if it were to dispose of Elemental Shares under the Offer. In the case of a Non-Resident Shareholder, a portion of the consideration received on the disposition of Elemental Shares pursuant to a Subsequent Acquisition Transaction could be subject to Canadian withholding tax.

The foregoing is only a brief summary of principal Canadian federal income tax consequences and is qualified by the description of principal Canadian federal income tax considerations in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of an exchange of Elemental Shares, including the associated SRP Rights, pursuant to the Offer or a disposition of Elemental Shares pursuant to any Compulsory Acquisition, Compelled Acquisition, Subsequent Acquisition Transaction, or any other disposition in connection with the Offer.

HOW WILL U.S. TAXPAYERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

The exchange of Elemental Shares for Gold Royalty Shares pursuant to the Offer is intended to qualify as a reorganization. If the Offer qualifies as a reorganization, subject to the possible application of the “passive foreign investment company” (“PFIC”) rules described herein (see Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”), the Offer should result in the following U.S. federal income tax consequences: (a) no gain or loss would be recognized by a U.S. Holder on the exchange of Elemental Shares for Gold Royalty Shares pursuant to the Offer, (b) the aggregate tax basis of a U.S. Holder in the Gold Royalty Shares acquired in exchange for Elemental Shares pursuant to the Offer would be equal to such U.S. Holder’s aggregate tax basis in Elemental Shares exchanged, and (c) the holding period of a U.S. Holder in the Gold Royalty Shares acquired in exchange for Elemental Shares pursuant to the Offer would include such U.S. Holder’s holding period for the Elemental Shares exchanged. The Offeror has not sought or received a ruling from the United States Internal Revenue Service. Accordingly, the Offeror cannot provide any assurance that reorganization treatment will apply to the exchange. If the Offer is not treated as a reorganization, the Offer would be treated as a taxable transaction for U.S. federal income tax purposes.

This summary is qualified in its entirety by Section 23 of the Circular, “Certain United States Federal Income Tax Considerations” and U.S. Holders are encouraged to read that section and consult with their tax advisers regarding the U.S. federal income tax consequences of the Offer, including the possible application of the PFIC rules to them in their particular circumstances.

WHOM CAN I CALL WITH QUESTIONS?

The Information Agent and Depositary for the Offer is Laurel Hill Advisory Group at 1-877-452-7184 toll free in North America or at 1-416-304-0211 outside of North America or you can e-mail the Information Agent and Depositary at assistance@laurelhill.com if you have questions or requests for additional copies of the Offer to Purchase and Circular.

SUMMARY OF THE OFFER

The following is a summary only and is qualified by the detailed provisions contained in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders are urged to read the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety, prior to making any decision regarding whether to tender their Elemental Shares under the Offer.

Except as otherwise expressly indicated herein, the information concerning Elemental contained in the Offer to Purchase and Circular has been taken from or is based solely upon publicly available documents and records on file with the Canadian Securities Administrators and other public sources available at the time of the Offer. Although the Offeror has no knowledge that would indicate any statements contained herein concerning Elemental taken from, or based upon, such information contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror nor any of its directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Elemental to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding Elemental or whether there has been any failure by Elemental to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Elemental and the Offeror is given as of January 10, 2022.

Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Definitions”.

The Offer

The Offeror is offering to purchase all issued and outstanding Elemental Shares, together with the associated SRP Rights, other than any Elemental Shares held directly or indirectly by the Offeror and its affiliates, on the basis of 0.27 of a Gold Royalty Share for each Elemental Share. The Offer includes Elemental Shares that may become outstanding after the date of this Offer to Purchase, but before the expiration of the Offer, upon exercise, exchange or conversion of any Convertible Securities. The Offer is not being made for any Convertible Securities or other rights to acquire Elemental Shares. See Section 1 of the Offer to Purchase, “The Offer”.

The obligation of the Offeror to take up and pay for Elemental Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Time for Acceptance

The Offer is open for acceptance during the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on April 27, 2022 or such later time or times and date or dates as may be fixed by the Offeror from time to time, in accordance with Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer” unless the Offer is withdrawn by the Offeror. Any decision to extend the Offer, including for how long, will be made prior to the Expiry Time. The Expiry Time may be subject to multiple extensions.

If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up Elemental Shares deposited under the Offer, the Offer will be extended and will be open for acceptance for the Mandatory Extension Period. The Offeror may also extend the Offer for one or more Optional Extension Periods following the Mandatory Extension Period. See Section 2 of the Offer to Purchase, “Time for Acceptance”.

The Offeror

Gold Royalty is a precious metals-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. See Section 8 of the Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares” and Section 4 of the Circular, “Purpose of the Offer and Plans for Elemental”.

As of the date hereof, the Offeror, directly and indirectly, holds 191 royalty interests, including royalty interests on 6 producing projects, 21 developing projects, 30 advanced-exploration projects and 134 early-exploration projects.

For the purposes of NI 43-101, as of the date hereof, the Offeror considers its royalty interests on: (a) portions of the Canadian Malartic Property located in Québec, Canada; (b) the Jerritt Canyon Mine located in Nevada, USA.; and (c) the Fenelon Gold Property, located in Québec, Canada, to be its material properties. The following tables set forth these and the Offeror’s other key royalty interests:

Asset	Operator	Interest	Metals	Jurisdiction
Producing
Canadian Malartic Property (open pit)(1)	Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”)	3.0% NSR	Au, Ag	Québec, Canada
Jerritt Canyon Mine	First Majestic Silver Corp.	0.5% NSR PTR (sliding scale)	Au, Ag	Nevada, USA
Marigold Mine(2)	SSR Mining Inc.	0.75% NSR	Au	Nevada, USA
Rawhide Mine	Rawhide Mining LLC	15% NPI	Au	Nevada, USA
Isabella Pearl Mine	Fortitude Gold Corporation	0.375% GRR	Au, Ag	Nevada, USA
Key Developing
Railroad-Pinion Project(2)	Gold Standard Ventures Corp.	0.44% NSR	Au, Ag	Nevada, USA
Beaufor Project	Monarch Mining Corporation (“Monarch”)	1.0% NSR PTR (C$2.50)	Au	Québec, Canada
Lincoln Hill Project	Coeur Mining, Inc.	2.0% NSR	Au, Ag	Nevada, USA
Rodeo Creek	Nevada Gold Mines	2.0% NSR	Au	Nevada, USA
REN Project	Nevada Gold Mines (Barrick Gold Corporation / Newmont Corporation)	1.5% NSR 3.5% NPI	Au	Nevada, USA
Gold Rock Project	Fiore Gold Ltd.	0.5% NSR	Au	Nevada, USA
Odyssey Project(3) (underground)	Agnico and Yamana	3.0% NSR	Au, Ag	Québec, Canada
São Jorge Project	GoldMining Inc. (“GoldMining”)	1.0% NSR	Au	Brazil
La Mina Project	GoldMining	2.0% NSR	Au, Ag, Cu	Colombia
Fenelon Gold Property	Wallbridge Mining Company Limited (“Wallbridge”)	2.0% NSR	Au	Québec, Canada
Hog Ranch Project(4)	REX Minerals Ltd	2.25% NSR	Au	Nevada, USA
Cheechoo Project	Sirios Resources Inc.	2.5% to 4.0% NSR	Au	Québec, Canada
Key Advanced-Exploration
Croinor Gold Project(5)	Monarch	2.5% NSR	Au	Québec, Canada
McKenzie Break(5)	Monarch	2.5% NSR	Au	Québec, Canada
Swanson(5)	Monarch	2.5% NSR	Au	Québec, Canada
Tonopah West	Blackrock Silver Corp.	3.0% NSR	Ag	Nevada, USA
Whistler Project	GoldMining	1.0% NSR	Au, Ag, Cu	Alaska, USA

Notes:

(1)	Applies to a portion of the Barnat Extension of the Canadian Malartic Mine (open pit) on the Canadian Malartic Property.
(2)	The royalty applies to only a portion of the property.
(3)	The royalty applies to a portion of the underground Odyssey Project located east of the current Canadian Malartic Mine (open pit) and is comprised of three deposits: Odyssey (which is further divided into the Odyssey North and Odyssey South zones); East Malartic; and East Gouldie on the Canadian Malartic Property.
(4)	Subject to a buyback right of the operator, whereby a 0.75% NSR may be repurchased by the operator for US$0.75 million.
(5)	Subject to a buyback right of the operator, whereby a 1.25% NSR may be repurchased by the operator for C$2.0 million.

For the purposes of the above table “NSR” refers to a net smelter returns royalty, “NPI” refers to a net profits interest royalty, “GRR” refers to a gross revenue royalty and “PTR” means a per tonne royalty or per ton royalty.

The Offeror’s royalty and similar interests do not apply to the entirety of each project in some cases. For example, its royalties on the Canadian Malartic Property, apply to portions of the entire property and do not cover all operating areas, particularly the open pit areas where a majority of production to date has occurred. However, the Offeror has royalties on portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Mine property.

In addition, certain of the above interests are subject to rights of the underlying operators to buyback portions of the underlying royalty, thereby reducing the applicable royalty rate.

On January 7, 2022, a subsidiary of Gold Royalty received notice from the operator of the Jerritt Canyon Mine purporting to terminate the license agreement underlying its sliding-scale PTR interest relating to the mine and also communicating that it does not intend to make further payments under the PTR interest. Based on consultations with its advisors, Gold Royalty does not believe that the operator’s purported termination is valid and intends to take necessary actions to protect and enforce its rights in such regard. The PTR interest relating to the Jerritt Canyon Mine generated approximately US$285,000 in royalty revenues in calendar 2021, including periods prior to Gold Royalty’s indirect acquisition of such interest through the Ely Arrangement. Gold Royalty indirectly owns a separate 0.5% NSR interest in the Jerritt Canyon Mine, which was not the subject of the foregoing notice.

Note on Classification of Project Stages

Gold Royalty classifies the projects underlying its interests based on the stage of current and historical exploration, development and production. The following is a description of the categories that the Offeror currently utilizes to classify the project stage for the projects relating to its royalty interests.

Project Stage	Description
Early-Exploration	A project is generally considered to be “Early-Exploration” when there has been primarily early-stage exploration activities (such as geophysics, geochemical sampling, lithological / structural mapping, etc.) or insufficient exploration work to prepare a mineral resource estimate. In some cases, the project may have a historical mineral resource estimate or an inferred mineral resource estimate but without current material exploration work being performed or proposed to further advance the project.

Advanced-Exploration	A project is considered to be “Advanced-Exploration” when exploration work has advanced sufficiently to prepare a mineral resource estimate or material exploration activities are occurring or are planned to occur that are designed to support a mineral resource estimate on the property. Exploration work may include enhancing geological studies, drilling programs, technical studies, and any other work including permitting activities that would de-risk the project. Advanced Exploration projects may have had study work initiated or completed to better understand economic potential on the property, but which has generally not resulted in work being approved, initiated or advanced that would substantially progress the project towards development and eventual production.

Developing	A project is considered to be “Developing” when the project has sufficiently initiated or completed economic studies (e.g., Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study) or where the operator has otherwise disclosed an active plan or decision to construct mine workings including a reasonable estimate with projected costs and timeline to commence development which will lead to eventual production. In most cases, the project will have a mineral resource estimate and in some cases there may also be a mineral reserve estimate. Generally, Developing projects will be in active construction or development towards production, while others are sufficiently advanced and will be based upon sufficient confidence of the operator that construction and development towards production will occur.

Producing	A project is considered to be “Producing” when the underlying property, or part of it, is subject to actively mining the deposit(s) to produce a payable product. Production may be occurring at the project on areas not covered by, or only partially covered by our interest.

The Gold Royalty Shares are listed on the NYSE American.

See Section 1 of the Circular, “The Offeror” and Section 28 of the Circular, “Additional Information Regarding Mineral Reserves and Mineral Resource Estimates”.

Reasons to Accept the Offer

Gold Royalty believes that the Offer is compelling, and represents a superior alternative to continuing on the course set by the current Elemental Board and management of Elemental. Shareholders should consider the following factors in making a decision whether to accept the Offer:

●	Significant Upfront Premium to Shareholders. The Offer represents a 37% premium to Shareholders based on the closing prices of each of the Offeror’s and Elemental’s shares on December 17, 2021. The Offer implies consideration of C$1.78 per share, which exceeds Elemental’s 2021 peak share price.

●	The Combination of Gold Royalty and Elemental will create a Sector-Leading Portfolio of 200 Strategic Royalties. The combined entity will have a balanced portfolio of cash flowing, development and exploration royalty assets owned by premier operating partners and located in Tier 1 mining jurisdictions. This provides Shareholders with ownership in a larger, more diversified, higher quality portfolio of royalty assets anchored by cornerstone royalties on portions of the Canadian Malartic Property (Québec, Canada), Fenelon Gold Property (Québec, Canada) and Karlawinda Gold Project (Australia). In addition, the portfolio’s peer-leading near-term growth profile will be further complemented by a deep development and exploration pipeline, including Gold Royalty’s royalty on REN (Nevada, USA), Gold Royalty’s royalty generator model and future acquisitions.

●	Enhanced Trading Liquidity. Gold Royalty averaged approximately US$3.2 million of daily trading liquidity over the six months ended December 17, 2021, as compared to approximately US$62 thousand for Elemental over the same period. A combination with Gold Royalty is expected to allow Shareholders to realize an immediate premium in a more liquid vehicle.

●	Strong Balance Sheet and Access to Capital. Gold Royalty currently has approximately US$37 million in cash and marketable securities and no debt. With an oversubscribed US$90 million initial public offering in March 2021, Gold Royalty has demonstrated the ability to access capital markets at an attractive cost of capital, providing the combined company with the critical mass to drive continued growth through acquisition.

●	Management Track Record in Maximizing Shareholder Value. Gold Royalty has a management team with deep mining and capital markets expertise and an established track record of success in the royalty and mining industry. The Gold Royalty management team has demonstrated its ability, through the recent acquisitions of Ely Gold, Abitibi Royalties and Golden Valley, to successfully execute transformative acquisitions in an increasingly competitive market.

●	Clear Path to Re–rate Through Increased Scale, Asset Quality and Precious Metals Focus. In combination with Elemental, Gold Royalty will be strategically positioned as a preeminent intermediate gold royalty company. In addition to the upfront premium, Shareholders may benefit from a potential valuation re-rating as a result of the combined company’s increased scale, portfolio diversification, trading liquidity, index inclusion within the GDXJ, and the potential for future growth both organically and through acquisition.

Purpose of the Offer and Plans for Elemental

The purpose of the Offer is to enable the Offeror to acquire, on the terms and subject to the conditions of the Offer to Purchase, all of the outstanding Elemental Shares, which includes Elemental Shares that may become outstanding on the exercise, exchange or conversion of the Convertible Securities.

If the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Elemental Shares validly deposited pursuant to the Offer, the Offeror intends to acquire any Elemental Shares not deposited to the Offer: (i) by Compulsory Acquisition, if at least 90% of the outstanding Elemental Shares, other than Elemental Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, are validly tendered under the Offer and not withdrawn; or (ii) by a Subsequent Acquisition Transaction on the same terms as such Elemental Shares were acquired under the Offer, if a Compulsory Acquisition is not available or if the Offeror decides not to proceed with a Compulsory Acquisition. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Elemental Shares deposited under the Offer. The Offeror reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular.

See Section 4 of the Circular, “Purpose of the Offer and Plans for Elemental” and Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”.

Depending upon the number of Elemental Shares purchased pursuant to the Offer, it is possible the Elemental Shares will fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Elemental Shares could be delisted from the TSX-V and this could, in turn, adversely affect the market or result in a lack of an established market for the Elemental Shares.

If the Offeror acquires 100% of the Elemental Shares, and if permitted under applicable Securities Law, the Offeror intends to apply to delist the Elemental Shares from the TSX-V as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction and, subject to applicable Securities Law, to cause Elemental to cease to be a reporting issuer under the Securities Laws of each province and territory of Canada in which Elemental is a reporting issuer.

See Section 10 of the Circular, “Effect of the Offer on the Market for Elemental Shares; Stock Exchange Listing and Public Disclosure”.

Manner of Acceptance

Registered Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) and deposit it, together with certificates or DRS Advices representing Elemental Shares and all other required documents, with the Depositary, at its office set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, beneficial Shareholders may accept the Offer to Purchase by: (a) following the procedures for book-entry transfer of Elemental Shares described under “Acceptance by Book-Entry Transfer” in Section 3 of the Offer to Purchase, “Manner of Acceptance”; or (b) following the procedures for guaranteed delivery described under “ Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase, “Manner of Acceptance”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), manually executed facsimile thereof or CDS Online Letter of Guarantee (LOG) Option.

Shareholders whose Elemental Shares are registered in the name of an investment advisor, stockbroker, dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Elemental Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Conditions of the Offer

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on April 27, 2022 or such earlier or later time during which Elemental Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter, including:

1.	there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Elemental Shares, together with the associated SRP Rights, which constitutes more than 50% of the Elemental Shares outstanding, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any persons acting jointly or in concert with the Offeror, if any. (which condition cannot be waived by the Offeror);

2.	there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by the Offeror and its affiliates, represents not less than 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis;

3.	the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined herein); and

4.	certain Regulatory Approvals (as defined herein) having been obtained and/or waiting periods expired,

each as more particularly described herein.

These and the other conditions of the Offer, which other conditions may be waived by the Offeror, are described under Section 4 of the Offer to Purchase, “Conditions of the Offer”. See Section 17 of the Circular, “Regulatory Matters”.

Subject to applicable Law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Elemental Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived, as applicable, by the Offeror at or before the Expiry Time.

The Offer is not subject to the approval of the Offeror’s shareholders and is not subject to any financing or due diligence conditions.

Take-Up and Pay for Elemental Shares

If all the conditions referred to Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or, where such conditions may be waived, are waived at or before the Expiry Time, the Offeror will become obligated to take up the Elemental Shares validly deposited under the Offer, and not properly withdrawn, immediately following the Expiry Time and pay for the Elemental Shares so taken up as soon as possible, but in any event not later than three Business Days after taking up such Elemental Shares.

In accordance with applicable Law, if the Offeror is obligated to take up such Elemental Shares, the Offeror will extend the Offer for the 10-day Mandatory Extension Period and may extend the deposit period after expiration of the 10-day Mandatory Extension Period for one or more Optional Extension Periods. The Offeror will immediately take up and promptly pay for Elemental Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period.

Withdrawal of the Deposited Shares

Any Elemental Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Elemental Shares have been taken-up by the Offeror. Additional withdrawal rights may be available under other circumstances as required by applicable Law. See Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Shares”. Except as so indicated or as otherwise required or permitted by applicable Laws, deposits of Elemental Shares are irrevocable.

Acquisition of Elemental Shares Not Deposited under the Offer

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Elemental Shares in respect of which the Offer was made as at the Expiry Time, other than Elemental Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, are, and the Offeror acquires or is bound to take up and pay for such deposited Elemental Shares under the Offer, the Offeror intends, to the extent possible, to acquire those Elemental Shares that remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If the right of Compulsory Acquisition is not available for any reason, or if the Offeror elects not to pursue such right, the Offeror may pursue other means of acquiring, directly or indirectly, all of the Elemental Shares and other securities exercisable for or convertible or exchangeable into Elemental Shares in accordance with applicable Law, including by means of a Subsequent Acquisition Transaction. The detailed terms of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by Shareholders, would necessarily be subject to a number of considerations, including the number of Elemental Shares acquired pursuant to the Offer.

Shareholders who do not deposit their Elemental Shares under the Offer may have certain rights of dissent in the event the Offeror acquires such Elemental Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Elemental Shares.

See Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”.

Certain Canadian Federal Income Tax Considerations

A Resident Shareholder who holds Elemental Shares as capital property and who exchanges such Elemental Shares pursuant to the Offer will not realize a capital gain (or capital loss) on such shares in respect of the exchange unless such Resident Shareholder elects to report such gain (or loss) on such shares in its Canadian tax return for the year of disposition.

Similarly, a Non-Resident Shareholder who holds Elemental Shares as capital property and who exchanges such Elemental Shares pursuant to the Offer will not realize a capital gain (or capital loss) on such shares in respect of the exchange unless such Non-Resident Shareholder elects to report such gain (or loss) on such shares in its Canadian tax return for the year of disposition. In addition, a Non-Resident Shareholder who elects to report a capital gain (or capital loss) in its Canadian tax return for the year of disposition resulting from a disposition of Elemental Shares pursuant to the Offer will not be subject to tax under the Tax Act unless Elemental Shares constitute “taxable Canadian property” other than “treaty-protected property”.

Depending on the manner and circumstances in which a Subsequent Acquisition Transaction is undertaken, the tax consequences applicable to a Shareholder who is disposing of Elemental Shares pursuant to a Subsequent Acquisition Transaction could differ in a materially adverse way from the tax consequences that would be applicable to such Shareholder if it were to dispose of Elemental Shares under the Offer. In the case of a Non-Resident Shareholder, a portion of the consideration received on the disposition of Elemental Shares pursuant to a Subsequent Acquisition Transaction could be subject to Canadian withholding tax.

The foregoing is only a brief summary of principal Canadian federal income tax consequences and is qualified by the description of principal Canadian federal income tax considerations in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of an exchange of Elemental Shares, including the associated SRP Rights, pursuant to the Offer or a disposition of Elemental Shares pursuant to any Compulsory Acquisition, Compelled Acquisition, Subsequent Acquisition Transaction, or any other disposition in connection with the Offer.

Certain United States Federal Income Tax Considerations

The exchange of Elemental Shares for Gold Royalty Shares pursuant to the Offer is intended to qualify as a reorganization. If the Offer qualifies as a reorganization, subject to the possible application of the PFIC rules described herein (see Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”), the Offer should result in the following U.S. federal income tax consequences: (a) no gain or loss would be recognized by a U.S. Holder on the exchange of Elemental Shares for Gold Royalty Shares pursuant to the Offer, (b) the aggregate tax basis of a U.S. Holder in the Gold Royalty Shares acquired in exchange for Elemental Shares pursuant to the Offer would be equal to such U.S. Holder’s aggregate tax basis in Elemental Shares exchanged, and (c) the holding period of a U.S. Holder in the Gold Royalty Shares acquired in exchange for Elemental Shares pursuant to the Offer would include such U.S. Holder’s holding period for the Elemental Shares exchanged. The Offeror has not sought or received a ruling from the United States Internal Revenue Service. Accordingly, the Offeror cannot provide any assurance that reorganization treatment will apply to the exchange. If the Offer is not treated as a reorganization, the Offer would be treated as a taxable transaction for U.S. federal income tax purposes.

This summary is qualified in its entirety by Section 23 of the Circular, “Certain United States Federal Income Tax Considerations” and U.S. Holders are encouraged to read that section and consult with their tax advisers regarding the U.S. federal income tax consequences of the Offer, including the possible application of the PFIC rules to them in their particular circumstances.

Risk Factors

An investment in Gold Royalty Shares and the Offer are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described in Section 6 of the Circular, “Risk Factors Related to the Offer”.

Unaudited Pro Forma Condensed Combined Financial Statements

Shareholders should refer to Schedule “B” to this document for the unaudited pro forma condensed combined statement of financial position of the Offeror as at September 30, 2021 and the unaudited pro forma condensed combined statement of loss of the Offeror for the financial year ended September 30, 2021, giving effect to the proposed acquisition of all outstanding Elemental Shares under the Offer, as set out therein. Such unaudited pro forma condensed combined financial statements have been prepared using certain of the Offeror’s, Ely Gold's, Golden Valley’s, Abitibi Royalties' and Elemental’s respective financial statements as more particularly described in the notes to the unaudited pro forma condensed combined financial statements. In preparing the unaudited pro forma condensed combined financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed combined financial statements. Such unaudited pro forma condensed combined financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the Offer will differ from such unaudited pro forma condensed combined financial statements. Any potential synergies that may be realized following consummation of the Offer have been excluded from such unaudited pro forma condensed combined financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma condensed combined financial statements.

Information Agent and Depositary

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

North American Toll Free Phone: 1-877-452-7184

Outside of North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

DEFINITIONS

In the accompanying Summary of the Offer to Purchase and in the Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings indicated, and grammatical variations thereof have the corresponding meanings:

“Abitibi Royalties” or “RZZ” means Abitibi Royalties Inc., a wholly-owned subsidiary of the Offeror;

“Acquiring Person” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“affiliate” has the meaning ascribed thereto in NI 62-104;

“allowable capital loss” has the meaning ascribed thereto under “Taxation of Capital Gains and Losses” in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada”;

“Annual Report” means the Offeror’s annual report on form 20-F, as filed with the SEC on December 23, 2021;

“ARC” has the meaning ascribed thereto under “Competition Act” in Section 17 of the Circular, “Regulatory Matters”;

“associate” has the meaning ascribed thereto in NI 62-104;

“Australian FIRB Approval” means formal notification from the Treasurer of the Commonwealth of Australia under the FATA that the Treasurer does not object to the transaction contemplated by the Offer and Circular;

“BCBCA” means the Business Corporations Act (British Columbia), including all regulations made thereunder, as promulgated or as amended from time to time;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Elemental Shares, together with the associated SRP Rights, into the Depositary’s account at CDS or DTC, as applicable;

“Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

“Canadian Securities Administrators” means the Canadian provincial and territorial securities regulatory authorities;

“CBCA” means the Canada Business Corporations Act (Canada);

“CDS” means the Canadian Depository for Securities;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“CIM Definition Standards” has the meaning ascribed thereto on page iv of the Offer to Purchase and Circular;

“Circular” means the take-over bid circular accompanying the Offer to Purchase and forming a part hereof, including the schedules attached hereto;

“Commissioner” has the meaning ascribed thereto under “Competition Act” in Section 17 of the Circular, “Regulatory Matters”;

“Compelled Acquisition” has the meaning ascribed thereto under “Compelled Acquisition” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”;

“Competing Permitted Bid” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“Competition Act” has the meaning ascribed thereto under “Competition Act” in Section 17 of the Circular, “Regulatory Matters”;

“Competition Act Approval” means, with respect to the transactions contemplated by the Offer, either (i) receipt by the Offeror of an ARC; or (ii) the expiry, termination or waiver of the waiting period under Part IX of the Competition Act and the receipt of a “no action” letter as further described under “Competition Act” in Section 17 of the Circular, “Regulatory Matters”;

“Compulsory Acquisition” has the meaning ascribed thereto under “ Compulsory Acquisition” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”;

“Convention” means the Canada-United States Tax Convention (1980), as amended;

“Convertible Securities” has the meaning ascribed thereto under “Notice to Holders of Convertible Securities”;

“Court” has the meaning ascribed thereto under “Compulsory Acquisition” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”;

“CRA” means the Canada Revenue Agency;

“De Minimis Exemption” has the meaning ascribed thereto under “ Securities Law Requirements for Business Combinations” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”;

“Depositary” means Laurel Hill Advisory Group at its office specified on the back page of the Offer to Purchase and Circular and in the Letter of Transmittal and Notice of Guaranteed Delivery;

“Deposited Shares” has the meaning ascribed thereto under “ Dividends and Distributions” in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“Dissenting Offeree” has the meaning ascribed thereto under “ Compulsory Acquisition” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”;

“Distributions” has the meaning ascribed thereto under “Dividends and Distributions” in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“DRS” means the Direct Registration System;

“DRS Advice” means, with respect to the applicable securities, written evidence of book-entry issuance or holding of such securities issued to the holder of such securities by the transfer agent of such securities;

“DTC” means The Depository Trust Company;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system, a filing system developed for the United States Securities and Exchange Commission and accessible at www.sec.gov;

“Elemental” means Elemental Royalties Corp., a corporation existing under the BCBCA;

“Elemental Board” has the meaning ascribed thereto on the face page of the Offer to Purchase and Circular;

“Elemental Shares” has the meaning ascribed thereto on the face page of the Offer to Purchase and Circular and “Elemental Share” means any one of them;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States;

“Ely Arrangement” means a statutory plan of arrangement under section 288 of the BCBCA, pursuant to an arrangement agreement between the Offeror and Ely Gold dated June 21, 2021, to acquire all of the issued and outstanding common shares of Ely Gold, which became effective on August 23, 2021;

“ELY BAR” has the meaning ascribed thereto in Section 8 of the Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares”;

“Ely Gold” means Ely Gold Royalties Inc.;

“Ely Warrants” has the meaning ascribed thereto in Section 8 of the Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares”;

“Exercise Price” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“Expiry Date” means April 27, 2022 or such earlier or later date or dates as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date, or such earlier or later time or times as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“FATA” means the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth);

“FIP” has the meaning ascribed thereto under “Australian FIRB Approval” in Section 17 of the Circular, “Regulatory Matters”;

“FIRB” has the meaning ascribed thereto under “Australian FIRB Approval” in Section 17 of the Circular, “Regulatory Matters”;

“Flip-In Event” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“fully diluted basis” means, with respect to the number of outstanding Elemental Shares at any time, the number of Elemental Shares that would be outstanding if all rights to acquire Elemental Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Date, but including, for the purposes of this calculation, all Elemental Shares issuable upon the exercise of Convertible Securities, whether vested or unvested;

“GDXJ” the VanEck Junior Gold Miners Exchange Traded Fund;

“Gold Royalty” or the “Offeror” has the meaning ascribed thereto on the face page of the Offer to Purchase and Circular;

“Gold Royalty Board” means the board of directors of Gold Royalty;

“Gold Royalty Option” means an outstanding option to purchase Gold Royalty Shares granted pursuant to Gold Royalty’s long-term incentive plan dated March 7, 2021;

“Gold Royalty Restricted Shares” has the meaning ascribed thereto in Section 8 of the Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares”;

“Gold Royalty RSU” means an outstanding restricted share unit granted pursuant to Gold Royalty’s long-term incentive plan dated March 7, 2021;

“Gold Royalty Share” means a common share in the authorized share structure of Gold Royalty;

“Gold Royalty Warrant” means an outstanding share purchase warrant to purchase Gold Royalty Shares;

“Golden Valley” or “GZZ” means Golden Valley Mines and Royalties Ltd., a wholly-owned subsidiary of the Offeror;

“Governmental Authority” means any foreign or domestic multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, bureau, commission, board or authority of any government, governmental body, governmental or public department, central bank, foreign investment authority, quasi-governmental or private body (including the NYSE American, TSX-V or any other stock exchange) exercising any statutory, regulatory, expropriation, environmental or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“GZZ Arrangement” means a statutory plan of arrangement under section 192 of the CBCA, pursuant to an arrangement agreement between the Offeror and Golden Valley dated September 6, 2021, to acquire all of the issued and outstanding common shares of Golden Valley, which became effective on November 5, 2021;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board (or any successor institute) in effect from time to time;

“Information Agent” means Laurel Hill Advisory Group;

“insider” has the meaning ascribed thereto in MI 61-101;

“IPO” means Gold Royalty’s initial public offering on March 11, 2021, pursuant to which Gold Royalty issued 18,000,000 IPO Units at a price of US$5.00 per IPO Unit for gross proceeds of US$90,000,000;

“IPO Unit” means the units of the Offeror issued under the IPO. Each IPO Unit consisted of one Gold Royalty Share and one half of an IPO Warrant;

“IPO Warrant” means the common share purchase warrant forming part of the IPO Units issued under the IPO, with each whole warrant entitling the holder to acquire a Gold Royalty Share at a price of US$7.50 per share until March 11, 2024;

“JORC” has the meaning ascribed thereto on page iv of the Offer to Purchase and Circular;

“Laws” means all laws, statutes, codes, ordinances, decrees, treaties, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal (printed on YELLOW paper) in the form accompanying the Offer to Purchase and Circular;

“Mandatory Extension Period” has the meaning ascribed thereto in Section 2 of the Offer to Purchase, “Time for Acceptance”;

“Mark-to-Market Election” has the meaning ascribed thereto under “ Tax Consequences of the Offer if Elemental Is Classified as a PFIC” in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Market Price” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“Material Adverse Effect” means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate, (i) is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), prospects, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Elemental and its subsidiaries, taken as a whole, (ii) could be reasonably expected to reduce the anticipated economic value to the Offeror of the acquisition of the Elemental Shares or make it inadvisable for, or impair the ability of, the Offeror to proceed with the Offer and/or with taking up and paying for Deposited Shares or completing a Compulsory Acquisition or Subsequent Acquisition Transaction, or (iii) could, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, be material and adverse to the Offeror or any of its affiliates or which could, prevent, adversely affect or materially delay the Offeror from implementing the Offeror’s plans as described in Section 4 of the Circular, “Purpose for the Offer and Plans for Elemental”;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as amended or replaced from time to time;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Non-Resident Shareholders” has the meaning ascribed thereto under “Shareholders Not Resident in Canada” in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on PINK paper) in the form accompanying the Offer to Purchase and Circular;

“NYSE American” means the NYSE American LLC;

“Offer” means the offer to purchase all of the outstanding Elemental Shares made hereby, which includes common shares of Elemental that may become issued and outstanding after the date of the Offer but before the Expiry Time upon exercise, conversion or exchange of Convertible Securities;

“Offer Consideration” has the meaning ascribed thereto on the face page of the Offer to Purchase and Circular;

“Offer to Purchase” means the offer to purchase accompanying and forming part of the Offer;

“Offer to Purchase and Circular” means the Offer to Purchase and the Circular, including, without limitation, Frequently Asked Questions, the Summary of the Offer and Definitions;

“Offeror’s Notice” has the meaning ascribed thereto under “Compulsory Acquisition” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”;

“Optional Extension Period” has the meaning ascribed thereto in Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”;

“Permitted Bid” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“PFIC” has the meaning ascribed thereto under “How Will U.S. Taxpayers Be Taxed For U.S. Federal Income Tax Purposes?” in the Offer to Purchase;

“Proceeding” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration, or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding;

“Purchased Shares” has the meaning ascribed thereto under “ Power of Attorney” in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“QEF” has the meaning ascribed thereto under “Tax Consequences of the Offer if Elemental Is Classified as a PFIC” in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”;

“QEF Election” has the meaning ascribed thereto under “Tax Consequences of the Offer if Elemental Is Classified as a PFIC” in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”;

“RDSPs” has the meaning ascribed thereto under “Shareholders Resident in Canada – Potential Delisting” in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Registered Plans” has the meaning ascribed thereto under “Eligibility of Gold Royalty Shares for Investment” in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Regulatory Approvals” means: (i) the approval of the NYSE American to list the Gold Royalty Shares issuable under the Offer; and (ii) any consent, waiver, permit, permission, exemption, review, order, decision or approval or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority to refrain from consummating the Offer, including, if required, Australian FIRB Approval and the Competition Act Approval, in each case (a) if and as required or advisable under Laws in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; or (b) to prevent or avoid the occurrence of any Material Adverse Effect as a result of the completion of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction;

“Resident Shareholders” has the meaning ascribed thereto under “Shareholders Resident in Canada” in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“RESPs” has the meaning ascribed thereto under “Shareholders Resident in Canada” in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Rights Certificate” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“RRIFs” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Potential Delisting” in Section 22 of the Circular;

“RRSPs” has the meaning ascribed thereto under “Shareholders Resident in Canada – Potential Delisting” in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“RZZ and GZZ BAR” has the meaning ascribed thereto in Section 8 of the Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares”;

“RZZ Arrangement” means a statutory plan of arrangement under section 288 of the BCBCA, pursuant to an arrangement agreement between the Offeror and Abitibi Royalties Inc. dated September 6, 2021, to acquire all of the issued and outstanding common shares of Abitibi Royalties Inc., which became effective on November 5, 2021;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws and the U.S. Exchange Act, the U.S. Securities Act and any other applicable United States state securities Laws;

“Securities Regulatory Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada, the SEC and in each of the states of the United States;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval;

“Separation Time” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of December 30, 2021, between Elemental and the SRP Rights Agent;

“Shareholders” has the meaning ascribed thereto on the face page of the Offer to Purchase and Circular, and “Shareholder” means any one of them;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“SRP Rights Agent” means Computershare Trust Company of Canada, the rights agent under the Shareholder Rights Plan;

“Statutory Minimum Condition” has the meaning ascribed thereto in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Stock Acquisition Date” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under “Subsequent Acquisition Transaction” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”;

“subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Supplementary Information Request” has the meaning ascribed thereto under “Competition Act” in Section 17 of the Circular, “Regulatory Matters”;

“take up” in reference to Elemental Shares means to accept such Elemental Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have corresponding meanings;

“Tax Act” means the Income Tax Act (Canada), including all regulations made thereunder, as amended;

“Tax Proposals” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gains” has the meaning ascribed thereto under “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“TFSAs” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Trading Day” has the meaning ascribed thereto in Section 19 of the Circular, “Shareholder Rights Plan”;

“TSX-V” means the TSX Venture Exchange;

“United States” or “U.S.” or “USA” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder);

“U.S. Securities Act” has the meaning ascribed thereto under “Additional Notice to United States Shareholders and Other Shareholders Outside Canada”; and

“U.S. Shareholders” has the meaning ascribed thereto under “Additional Notice to United States Shareholders and Other Shareholders Outside Canada”.

OFFER TO PURCHASE

The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer to Purchase, where not otherwise defined herein, shall have the meanings given to them in the Section entitled “Definitions”.

January 11, 2022

TO: THE HOLDERS OF COMMON SHARES OF ELEMENTAL

1. The Offer

The Offeror hereby offers to purchase, on and subject to the following terms and conditions, all of the outstanding Elemental Shares (other than any Elemental Shares held directly or indirectly by the Offeror and its affiliates), together with the associated SRP Rights, and including, for greater certainty, any Elemental Shares that may become issued and outstanding upon the exercise, exchange or conversion of Convertible Securities after the date hereof but prior to the Expiry Time, for consideration of 0.27 of a Gold Royalty Share for each Elemental Share.

No fractional Gold Royalty Shares will be issued pursuant to the Offer. Where the aggregate number of Gold Royalty Shares to be issued to a Shareholder would result in a fraction of a Gold Royalty Share being issuable, the number of Gold Royalty Shares to be received by such Shareholder will be rounded down to the nearest whole number and no former Shareholder will be entitled to any compensation in respect of a fractional Gold Royalty Share.

Shareholders who have deposited Elemental Shares under the Offer will be deemed to have deposited the SRP Rights associated with such Elemental Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. See Section 19 of the Circular, “Shareholder Rights Plan”.

On December 17, 2021, the last trading day prior to the Offeror’s announcement of its intention to make an offer, the closing price of the Elemental Shares on the TSX-V was C$1.30, and the closing price of the Gold Royalty Shares on the NYSE American was US$5.15. The Offer Consideration has a value of approximately C$1.78 per Elemental Share, representing a premium of approximately 37% as of the close of trading on December 17, 2021.

The Offer is made only for Elemental Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer should, subject to and to the extent permitted by the terms of such securities and applicable Law, exercise, exchange or convert such Convertible Securities in order to acquire Elemental Shares and then deposit those Elemental Shares on a timely basis in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have received a share certificate or DRS Advice representing the Elemental Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “-Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase, “ Manner of Acceptance”.

The obligation of the Offeror to take up and pay for Elemental Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Shareholders who do not deposit their Elemental Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Elemental Shares under the Offer may have certain rights of dissent in the event the Offeror elects to acquire such Elemental Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Elemental Shares. See Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”.

Shareholders should contact the Information Agent and Depositary, or a broker or dealer for assistance in accepting the Offer and in depositing Elemental Shares with the Depositary.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Elemental Shares directly with the Depositary to accept the Offer. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Elemental Shares may charge a fee to tender any such Elemental Shares on behalf of the Shareholder. Shareholders should consult such nominee to determine whether any charges will apply.

Shareholders whose Elemental Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Elemental Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2. Time for Acceptance

The Offer is open for acceptance during the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on April 27, 2022, or such later time or times and date or dates as may be fixed by the Offeror from time to time, in accordance with Section 5 of the Offer to Purchase, “Extension, Variation or Change of the Offer”, unless the Offer is withdrawn by the Offeror.

Any decision to extend the Offer, including for how long, will be made prior to the Expiry Time. The Expiry Time may be subject to multiple extensions.

If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up Elemental Shares deposited under the Offer, the Offer will be extended and will be open for acceptance for an additional period of not less than 10 days (the “Mandatory Extension Period”). The Offeror may also extend the Offer for one or more Optional Extension Periods following the Mandatory Extension Period.

3. Manner of Acceptance

Letter of Transmittal

Registered Shareholders may accept the Offer by delivering to the Depositary at the office of the Depositary listed in the accompanying Letter of Transmittal (printed on YELLOW paper) thereof so as to be received before the Expiry Time:

(a)	the certificate(s) or DRS Advice(s) representing the Elemental Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer to Purchase and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee, if required); and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office specified in the Letter of Transmittal at or prior to the Expiry Time. Beneficial Shareholders may deposit their Elemental Shares under the Offer in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer” or for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery”.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the registered Shareholder’s signature is required on the Letter of Transmittal. If a Letter of Transmittal is executed by a person other than the registered Shareholder represented by the certificates(s) deposited therewith, or if the Offer Consideration issued pursuant to the Offer is to be issued to a person other than the registered Shareholder, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered Shareholder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Participants in CDS or DTC should contact the Depositary with any questions related to the deposit of their Elemental Shares under the Offer. The Offeror understands that CDS and DTC will be issuing instructions to their participants as to the method of depositing such Elemental Shares under the terms of the Offer. See “Acceptance by Book-Entry Transfer” below.

Acceptance by Book-Entry Transfer

Shareholders holding their shares through a nominee such as a bank, brokerage or other such financial institution may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Elemental Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Elemental Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of such Elemental Shares under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, as described below. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Elemental Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Elemental Shares may be effected through book-entry transfer at DTC, an Agent’s Message (defined below) in respect thereof, must, in any case, be received by the Depositary, at its office specified in the Letter of Transmittal at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Shareholders participating in the Offer through the procedure for book entry transfers established by DTC must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Elemental Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and deposit Elemental Shares, together with the associated SRP Rights, under the Offer and (i) the certificate(s) representing such Elemental Shares, is not immediately available, (ii) the Shareholder cannot complete the procedure for book-entry transfer of such Elemental Shares, together with the associated SRP Rights, on a timely basis, or (iii) the certificate(s) or DRS Advice(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Elemental Shares, together with the associated SRP Rights, may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution or directly presented by a registered Shareholder;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer to Purchase and Circular or a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at its office listed on the Notice of Guaranteed Delivery. Shareholders through their respective CDS participants, who utilize CDS’ book-entry transfers (see Procedures for Book-Entry Transfer above), may also have the option of tendering the Notice of Guaranteed Delivery through CDSX Online LOG option (the "LOG option"). Participants tendering through the LOG option in CDS are deemed to have completed the Notice of Guaranteed Delivery and such instructions are considered valid within the terms of the Offer;

(c)	the certificate(s) or DRS Advice representing all Deposited Shares, in proper form for transfer, and, if the Separation Time has occurred at or prior to the Expiry Time and Rights Certificates or DRS statements or other book-entry confirmations representing the SRP Rights have been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) or DRS statements or other book-entry confirmations representing the deposited SRP Rights, together with a Letter of Transmittal, or, in the case of a book-entry transfer, a book-entry confirmation with respect to Elemental Shares, together with the associated SRP Rights, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office specified in the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX-V after the Expiry Time; and

(d)	in the case of the SRP Rights, where the Separation Time has occurred prior to the Expiry Time but Rights Certificates, DRS statements or other book-entry confirmations representing the SRP Rights have not been distributed to Shareholders prior to the Expiry Time, Rights Certificate(s) or DRS statements or other book-entry confirmations representing the deposited SRP Rights, together with a Letter of Transmittal, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited SRP Rights, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office specified in the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX-V after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by courier or mailed to the Depositary at its office listed on the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Elemental Shares and all other required documents to an address other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

SRP Rights

Unless waived by the Offeror, holders of Elemental Shares are required to deposit one SRP Right for each Elemental Share in order to effect a valid deposit of such Elemental Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of Elemental Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by the Offeror to the Shareholders prior to the time that the holder’s Elemental Shares are deposited pursuant to the Offer, in order for the Elemental Shares to be validly deposited, Rights Certificate(s) representing SRP Rights at least equal in number to the number of Elemental Shares deposited must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation, to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Elemental Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described above. In any case, a deposit of Elemental Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights at least equal in number to the number of Elemental Shares deposited pursuant to the Offer or, if available, a Book-Entry Confirmation, to the Depositary at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX-V after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive, prior to taking-up the Elemental Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights or, if available, a Book-Entry Confirmation at least equal in number to the Elemental Shares deposited by such holder. See Section 19 of the Circular, “Shareholder Rights Plan”.

Lost Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and a contact telephone number, to the Depositary at its office specified in the Letter of Transmittal. The Depositary will forward a copy to the transfer agent for the Elemental Shares and such transfer agent will advise the Shareholder of the steps that the Shareholder must take to obtain a replacement certificate for its Elemental Shares. The foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Elemental Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

General

The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually received the requisite documents at its office specified in the Letter of Transmittal at or prior to the Expiry Time. In all cases, payment for Elemental Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificates or DRS Advices representing the Elemental Shares (or, in the case of a book-entry transfer to the Depositary, a Book- Entry Confirmation for the Elemental Shares), (b) a Letter of Transmittal, properly completed and duly executed, covering such Elemental Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal (or (i) in the case of a book-entry transfer to the Depositary through CDS, a Book-Entry Confirmation for the Elemental Shares; and (ii) in the case of book-entry transfer to the Depositary through DTC, a Book-Entry Confirmation for the Elemental Shares and an Agent’s Message in lieu of a Letter of Transmittal), and (c) all other required documents.

The method of delivery of certificate(s) or DRS Advice(s) representing Elemental Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. The Offeror recommends that all such documents be delivered by courier to the Depositary or, if mailed, that registered mail, with acknowledgement of receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made well in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon physical receipt by the Depositary.

Persons whose Elemental Shares are registered in the name of an investment advisor, stockbroker, dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Elemental Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Elemental Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in any deposit of any Elemental Shares. There shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Offer to Purchase, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3 of the Offer to Purchase, “Manner of Acceptance”.

Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary to persons depositing Elemental Shares by reason of any delay in making payments for Elemental Shares to any person on account of Elemental Shares accepted for payment under the Offer.

Shareholders should contact the Information Agent and Depositary, or a broker or dealer for assistance in accepting the Offer and depositing Elemental Shares with the Depositary.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Elemental Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder irrevocably deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Elemental Shares covered by the Letter of Transmittal or book-entry transfer (collectively, the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal or the making of a book-entry transfer in accordance with “Acceptance by Book-Entry Transfer” above irrevocably constitutes and appoints each director and officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Deposited Shares deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Shares”), and with respect to any and all Distributions thereon which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares or any of them after the date of the Offer except as otherwise indicated in Section 9 of the Offer to Purchase, “Changes in Capitalization; Adjustments; Liens”. Such power of attorney shall be effective on and after the date that the Offeror takes up and pays for the Purchased Shares, with full power of substitution and resubstitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Shares and Distributions, to the extent consisting of securities, on the appropriate securities registers maintained by or on behalf of Elemental;

(b)	for so long as any such Purchased Shares and Distributions are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Law), as and when requested by the Offeror, any and all instruments of proxy, authorizations, resolutions or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Shares and Distributions, to revoke any such instruments, authorizations, resolutions or consents given prior to or after the date that the Offeror takes up and pays for the Purchased Shares, and to designate in any such instruments, authorizations, resolutions or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Elemental;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder;

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Shares and Distributions, all as set out in the Letter of Transmittal; and

(e)	to execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey such Purchased Shares and Distributions to the Offeror.

A Shareholder who executes a Letter of Transmittal (including by book-entry transfer) also agrees, effective on and after the date the Offeror takes up and pays for Purchased Shares, not to vote any of the Purchased Shares or Distributions at any meeting (whether annual, special or otherwise or any adjournments or postponements thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Elemental and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Distributions and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Shares or Distributions, and to designate in such instruments of proxy, authorizations or consents the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares or Distributions. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares or Distributions with respect thereto shall be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Shares”.

Further Assurances

A Shareholder accepting the Offer covenants and agrees under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares or Distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above will constitute a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Elemental Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that, among other things: (a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has received the Offer to Purchase and Circular and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions; (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has good title to and is the beneficial owner of the Deposited Shares and any Distributions deposited under the Offer; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions, to any other person; (d) the deposit of the Deposited Shares and Distributions complies with applicable Law; (e) all information inserted in the Letter of Transmittal is accurate and complete; and (f) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3 of the Offer to Purchase, “Manner of Acceptance”.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension Variation or Change in the Offer”, the Offeror will not take up, purchase or pay for, any Elemental Shares unless, at the Expiry Time or such later time during which Elemental Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any Optional Extension Period thereafter, there shall have been validly deposited under the Offer and not withdrawn that number of Elemental Shares constituting more than 50% of the total number of Elemental Shares outstanding, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised by the Offeror and its affiliates or by any person acting jointly or in concert with the Offeror. In the event that the foregoing condition is not satisfied at the Expiry Time, the Offeror shall have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The foregoing condition is referred to herein as the “Statutory Minimum Condition” and cannot be waived by the Offeror.

In addition, notwithstanding any other provision of the Offer and subject to applicable Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension Variation or Change in the Offer”, the Offeror will have the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Elemental Shares deposited pursuant to the Offer, unless all of the following conditions are satisfied, as determined in the Offeror’s sole judgment, or waived by the Offeror at or before the Expiry Time or such later time during which Elemental Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any Optional Extension Period thereafter:

(a)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Elemental Shares that, together with the Elemental Shares held by the Offeror and its affiliates, constitute at least 66 2/3% of the Elemental Shares outstanding at the Expiry Time, calculated on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer any event, change, circumstance, development or occurrence that constitutes a Material Adverse Effect or could give rise to a Material Adverse Effect, including, but not limited to any adverse claims, rights, interests, limitations, or other restrictions of any kind whatsoever not publicly disclosed by Elemental in respect of any of Elemental’s property or assets;

(c)	each Regulatory Approval shall have been made, given, obtained or occurred, as the case may be, on terms and conditions acceptable to the Offeror, in its sole judgement, and each such approval shall be in full force and effect and any such occurrence shall not have been invalidated in any manner;

(d)	all third-party consents or waivers of third party rights that are, in the Offeror’s sole judgement necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained on terms satisfactory to the Offeror in its sole judgement;

(e)	that:

i.	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent); and

ii.	no act, action, suit or Proceeding shall have been threatened, taken or commenced by or before, and no judgment or order shall have been issued by or before, and no judgment or order shall have been issued by, any domestic or foreign elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity), any Governmental Authority in Canada, the United States or elsewhere, or other Governmental Authority or other regulatory authority or any other person in any case, whether or not having the force of Law, in either case: (A) to prevent or challenge the Offer or the Offeror’s ability to maintain the Offer or consummate any Compulsory Acquisition or Subsequent Acquisition Transaction; (B) to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of the Elemental Shares, the right of the Offeror to own or exercise full rights of ownership over the Elemental Shares, including the right to vote such Elemental Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect; (C) which has had or could have a Material Adverse Effect; (D) which seeks to compel the Offeror or any of its affiliates to dispose of or hold separate any material portion of the business, properties or assets of Elemental or any of its subsidiaries; (E) which makes uncertain the ability of the Offeror or its affiliates to complete the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction; or (F) seeking to obtain from the Offeror or any of its affiliates or subsidiaries or Elemental or any of its affiliates or subsidiaries any damages, fees, levies, taxes, withholding for taxes or penalties directly or indirectly in connection with the Offer, seeking to impose limitations on the conduct of business by Elemental or its affiliates or subsidiaries, or seeking any other remedy that, in the reasonable judgement of the Offeror, would materially reduce the value of Elemental or the Elemental Shares or seeking to prohibit or limit the ownership operation by the Offeror of any material portion of the business or assets of Elemental or any of Elemental’s subsidiaries or to compel the Offeror to dispose of or hold separate any material portion of the business or assets of Elemental or any of its subsidiaries;

(f)	none of Elemental nor any of its subsidiaries has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking-up and paying for deposited Elemental Shares under the Offer and/or the completion of a Compulsory Acquisition or any Subsequent Acquisition Transaction including, without limitation:

i.	any purchase, license, lease or acquisition of an interest in assets or purchase of securities other than in the ordinary course of business, consistent with past practice;

ii.	any sale, license, lease, pledge or disposition of an interest in assets other than sales from operations in the ordinary course of business, consistent with past practice;

iii.	any amendment to their respective articles or by-laws;

iv.	any material capital expenditures, except material capital expenditures in respect of which Elemental or any of its affiliates or subsidiaries have entered into legally binding agreements to incur in the ordinary course of business, consistent with past practice;

v.	any incurrence of debt or of hedge or similar obligations, the granting of any liens or security or agreements restricting the grant of liens or security, other than in the ordinary course of business, consistent with past practice;

vi.	except as may be required by Law, adopting, establishing or entering into any new or materially amending any existing employment, change in control, severance, compensation, benefit or similar agreement, arrangement or plan with or for one or more of Elemental’s or its subsidiaries’ employees, consultants or directors or making grants or awards pursuant to, any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of Elemental or its subsidiaries, in each case, other than entering into of new employment agreements with new employees who are not directors, officers or family members of directors or officers, if made in the ordinary course of business consistent with past practice;

vii.	any release, relinquishment or impairment of, or any threat to, any material contractual rights, leases, licenses, royalty interests or other statutory rights;

viii.	any guarantee of the payment of any material amount of indebtedness of a third party;

ix.	any declaration, payment, authorization of any dividend, distribution or payment of or on any of Elemental’s securities;

x.	any change to the capitalization of Elemental or any of its subsidiaries, including, without limitation, any issuance, authorization, adoption or proposal regarding the issuance of, or purchase, or proposal to purchase, any Elemental Shares;

xi.	any take-over bid or tender offer (including without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of substantially all of its assets, sale of securities, recapitalization, liquidation, dissolution, winding up or similar transaction involving Elemental or any of its subsidiaries; or

xii.	any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Elemental, or any agreement to engage in any of the foregoing;

(g)	no covenant, term or condition (individual or in the aggregate) exists in any material license, permit, instrument, or agreement to which Elemental or any of its subsidiaries is a party or to which it or any of its assets are subject which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, might:

i.	be impaired or otherwise adversely affected or cause any obligation to vest or accelerate or become due prior to its stated due date (in each case, either immediately, or after notice or passage of time or both) that might materially reduce the value to the Offeror of Elemental or the Elemental Shares or might have a Material Adverse Effect;

ii.	result in any material liability or obligation of the Offeror, Elemental or any of their respective affiliates or subsidiaries, or result in any material restriction upon the Offeror, Elemental or any of their respective affiliates or subsidiaries in respect of any of their businesses, operations and assets;

iii.	result in any breach or default under or cause the suspension or termination of, or give rise to any right of any party to suspend or terminate, any such license, permit, instrument or agreement or any material right or benefit thereunder of Elemental or any of its subsidiaries; or

iv.	limit any material right or benefit of Elemental or any of its subsidiaries under, or reduce the value, in any material respect, of any such license, permit, instrument or agreement,

and that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Elemental Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(h) that there shall not have occurred, developed or been threatened on or after the date of the Offer:

i.	any general suspension of trading, or limitation on prices for, securities on the NYSE American or TSX-V or in any national securities exchange or the over-the-counter market in Canada or the United States;

ii.	any extraordinary or material adverse change in the financial, banking or capital markets or in major stock exchange indices in Canada or the United States;

iii.	a material change in currency exchange rates or a suspension of, or limitation on, the markets therefor;

iv.	a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States;

v.	any limitation (whether or not mandatory) by any Governmental Authority on, or other event that might affect the extension of credit by banks or other lending institutions in Canada or the United States;

vi.	any natural disaster, commencement of war or armed hostilities, other acts of sabotage, military action or police action or other national or international calamity or crisis involving Canada, the United States, or any other jurisdiction in which Elemental or its subsidiaries operate their business or in which the mining properties underlying any material portion of their assets are located; or any attack on, or outbreak or act of terror in or involving such jurisdictions; or

vii.	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof,

that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Elemental Shares deposited under the offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(i)	that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror, either before or upon the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction and: (i) the Elemental Board shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Elemental Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued, and no notice of appeal or appeal shall have been filed, that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Elemental Shares upon the exercise of the SRP Rights in relation to the purchase of Elemental Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect; (iii) a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise be or have been held to be unexercisable or unenforceable in relation to the Elemental Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(j)	neither the Offeror nor any of its affiliates shall have entered into a definitive agreement or any agreement in principle with Elemental providing for a plan of arrangement, amalgamation, merger, acquisition of assets or other business combination with Elemental or for the acquisition of securities of Elemental or for the commencement of a new offer for the Elemental Shares, pursuant to which the Offeror has determined that the Offer will be withdrawn and/or terminated; and

(k)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Elemental with any Securities Regulatory Authority or elsewhere, when considered either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect.

In all cases, when exercising its sole judgment or discretion, the Offeror intends to act reasonably. The foregoing conditions, other than the Statutory Minimum Condition, are for the exclusive benefit of the Offeror and may be asserted by the Offeror, at any time regardless of the circumstances giving rise to any such condition. The Offeror may waive any of the foregoing conditions, other than the Statutory Minimum Condition pursuant to the Offer, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, shall (i) make a public announcement of such waiver or withdrawal, (ii) cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders thereof in the manner set forth in Section 10 of the Offer to Purchase, “Notices and Delivery”, and (iii) provide a copy of the aforementioned notice to the NYSE American and TSX-V, as applicable. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Elemental Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Elemental Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense. See Section 8 of the Offer to Purchase, “Return of Deposited Shares”.

5. Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension or variation in the Offeror’s sole discretion or as set out below, unless the Offer is withdrawn by the Offeror. In addition, if the Offeror takes up Elemental Shares deposited under the Offer at the Expiry Time, the Offer will be extended and will be open for acceptance for an additional period of not less than 10 days (the Mandatory Extension Period) from the date on which the Elemental Shares are first taken up.

Subject to the limitations set out below, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law) to vary the terms of the Offer (including, without limitation, by extending or abridging the period during which Elemental Shares may be deposited under the Offer where permitted by Law).

Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such variation has been given to the Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by applicable Securities Regulatory Authorities.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied (other than a variation in the terms of the Offer consisting solely of the waiver of a condition in the Offer and any extension of the Offer, other than an extension in respect of the 10-day Mandatory Extension Period, resulting from the waiver), including any reduction of the period during which securities may be deposited under the Offer pursuant to applicable Law, or any extension of the period during which securities may be deposited under the Offer pursuant to applicable Law, and whether or not that variation results from the exercise of any right contained in the Offer, the Offeror will promptly (a) issue and file a news release to the extent and in the manner required by applicable Law, and (b) send a notice of variation in the manner set out in Section 10 of the Offer to Purchase, “Notices and Delivery”, to every person to whom the Offer is required to be sent under applicable Law and whose Elemental Shares were not taken up before the date of the variation. If there is a notice of variation, the period during which Elemental Shares may be deposited under the Offer must not expire before 10 days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of variation, and the Offeror must not take up Elemental Shares deposited under the Offer before 10 days after the date of the notice of variation.

In addition, the Offeror will file a copy of such notice of variation and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to Elemental, the NYSE American, the TSX-V and the Securities Regulatory Authorities, as applicable. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. If the variation consists solely of a waiver of a condition, the Offeror will promptly issue and file a news release announcing the waiver.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular or any notice of change or notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will promptly (a) issue and file a news release of such change to the extent and in the manner required by applicable Law, and (b) send a notice of the change in the manner set out in Section 10 of the Offer to Purchase, “Notices and Delivery”, to every person to whom the Offer was required to be sent and whose Elemental Shares were not taken up before the date of the change. If the Offeror is required to send a notice of change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of change, and the Offeror must not take up Elemental Shares deposited under the Offer before 10 days after the date of the notice of change. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to Elemental, the NYSE American, the TSX-V and the Securities Regulatory Authorities, as applicable. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. Notwithstanding the foregoing, but subject to applicable Law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Elemental Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Elemental Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

If, prior to the Expiry Time, the Offer Consideration is increased, the increased consideration will be paid to all depositing Shareholders whose Elemental Shares are taken up under the Offer, whether or not such Elemental Shares were taken up before the increase.

6. Take Up of and Payment for Deposited Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or, where such conditions may be waived, are waived at or before the Expiry Time, the Offeror will become obligated to take up the Elemental Shares validly deposited under the Offer, and not properly withdrawn, immediately following the Expiry Time and pay for the Elemental Shares so taken up as soon as possible, but in any event not later than three Business Days after taking up such Elemental Shares.

In accordance with applicable Law, if the Offeror is obligated to take up such Elemental Shares, the Offeror will extend the Offer for the 10-day Mandatory Extension Period and may extend the deposit period after expiration of the 10-day Mandatory Extension Period for one or more optional extension periods (“Optional Extension Periods”). Any Elemental Shares tendered during the 10-day Mandatory Extension Period and any Optional Extension Period will be taken up and paid for as soon as possible and in any event no later than 10 days after such tender.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Elemental Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to terminate or withdraw the Offer and not take up or pay for any Elemental Shares under the Offer if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or where such condition may be waived, waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its principal office in Toronto, Ontario.

The Offeror will pay for Elemental Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient certificates and DRS Advices representing the Gold Royalty Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Elemental Shares on the purchase price of Elemental Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Elemental Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Elemental Shares under the Offer.

Settlement with each Shareholder who has deposited (and not withdrawn) Elemental Shares under the Offer will be made by the Depositary delivering or causing to be delivered certificate(s) or DRS Advice(s) representing the Gold Royalty Shares in the amount to which the person depositing Elemental Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the certificate(s) or DRS Advice(s) will be issued in the name of the registered holder of the Elemental Shares so deposited. Unless the person depositing the Elemental Shares instructs the Depositary to hold the certificate(s) or DRS Advice(s) for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate(s) or DRS Advice(s) will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate(s) or DRS Advice(s) will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Elemental. Certificate(s) or DRS Advice(s) mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Elemental Shares directly with the Depositary to accept the Offer. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Elemental Shares may charge a fee to tender any such Elemental Shares on behalf of the Shareholder. Shareholders should consult such nominee to determine whether any charges will apply.

7. Right to Withdraw Deposited Shares

Except as otherwise provided in this Section 7 or as otherwise required by applicable Law, all deposits of Elemental Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Elemental Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder: (a) at any time before the Elemental Shares have been taken up by the Offeror; or (b) if the Elemental Shares have not been paid for by the Offeror within three Business Days after having been taken up by the Offeror.

In addition, if:

(a)	there is a variation of the terms of the Offer before the Expiry Time (including any abridgment or extension of the period during which Elemental Shares may be deposited thereunder or the modification of a term or condition of an Offer, but excluding a variation consisting solely of an increase in the Offer Consideration where the Expiry Time is not extended for a period not greater than 10 days from the date of the notice of variation); or

(b)	there is a variation of the terms of the Offer after the Expiry Time, excluding a variation consisting of either an increase in the Offer Consideration or an extension of the Offer for a period not greater than 10 days from the date of the notice of variation; or

(c)	a notice of change in respect of the information contained in the Offer to Purchase and the accompanying Circular or if any subsequent notice of change or variation is delivered to persons whose Elemental Shares were not taken up at the date of the occurrence of the change, then any Deposited Shares not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at any time before the expiration of 10 days from the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated.

Withdrawals of Deposited Shares must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit within the time limits indicated above. Notices of withdrawal must: (i) be made by a method, including a manually signed facsimile transmission or email that provides the Depositary with a written or printed copy of such notice; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Elemental Shares which are to be withdrawn; (iii) specify such person’s name, the number of Elemental Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Elemental Shares to be withdrawn; and (iv) be actually received by the Depositary of the applicable Deposited Shares (or Notice of Guaranteed Delivery in respect thereon). The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

Alternatively, if Elemental Shares have been deposited pursuant to the procedures for book-entry transfer as set forth in “ Acceptance by Book-Entry Transfer” in Section 3 of the Offer to Purchase, “ Manner of Acceptance”, any notice of withdrawal must specify the name and number of the account at CDS or DTC to be credited with the withdrawn Elemental Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Deposited Shares can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Shareholders whose Elemental Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to withdraw.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There is no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Elemental Shares or is unable to take up or pay for Elemental Shares for any reason, then, without prejudice to the Offeror’s other rights, Deposited Shares may, subject to applicable Law, be retained by the Depositary on behalf of the Offeror until such Deposited Shares are withdrawn by Shareholders in accordance with this Section 7 or pursuant to applicable Law.

Withdrawals cannot be rescinded and any Elemental Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 27 of the Circular, “Offeree’s Statutory Rights”.

8. Return of Deposited Shares

Any Deposited Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal of the Offer, by either: (a) sending certificate(s) or DRS Advice representing the Elemental Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Elemental, or (b) in the case of Elemental Shares deposited by book-entry transfer of such Elemental Shares pursuant to the procedures set out in “Acceptance by Book-Entry Transfer” in Section 3 of the Offer to Purchase, “ Manner of Acceptance”, such Elemental Shares will be credited to the depositing holder’s account maintained with CDS or through its US intermediary or broker, as applicable.

9. Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Elemental should divide, combine, reclassify, consolidate, convert or otherwise change any of the Elemental Shares or its capitalization, issue any Elemental Shares, or issue, grant or sell any securities convertible into Elemental Shares, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights in Section 4 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

Elemental Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Elemental Shares, whether or not separated from the Elemental Shares.

If, on or after the date of the Offer, Elemental should declare, set aside or pay any Distributions with respect to any Elemental Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of Elemental in respect of Elemental Shares accepted for purchase under the Offer, then (and without prejudice to its rights in Section 4 of the Offer to Purchase, “Conditions of the Offer”): any such Distributions will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such Distributions and may withhold the entire Offer Consideration payable by the Offeror under the Offer or deduct from the Offer Consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The Distributions may have tax consequences not described in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their own tax advisors as to the tax consequence of the Distributions, if any.

10. Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Law, any notice to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the register maintained by or on behalf of Elemental in respect of the Elemental Shares and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Law, if mail service is interrupted or delayed following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSX-V and disseminated through its facilities; (b) it is published once in the National Edition of The Globe and Mail or the National Post and in Québec, in Le Journal de Montréal or Le Devoir, in French; or (c) it is delivered to any of Cision, Canada Newswire and the Dow Jones News Service for dissemination through their respective facilities.

The Offer to Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid, or made available in such other manner as is permitted by applicable Law and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Elemental in respect of the Elemental Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Elemental Shares where such listings are received.

Only the Offer to Purchase and Circular will be mailed to the non-registered owners of Elemental Shares. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf. Non-registered shareholders should instruct their broker if they wish to tender their Elemental Shares towards the Offer.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the offices of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to certificates and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) or DRS Advice representing Elemental Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer to Purchase, “Notices and Delivery”. Notwithstanding Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”, certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12. Market Purchases and Sales of Elemental Shares

Except as set forth below, the Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Elemental Shares by making purchases through the facilities of the TSX-V at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Law.

In no event will the Offeror make any such purchases of Elemental Shares through the facilities of the TSX-V until the third Business Day following the date of the Offer and the Offeror shall comply with the following requirements under Section 2.2(3) of NI 62-104, in the event it decides to make any such purchases: (a) such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases; (b) the aggregate number of Elemental Shares beneficially acquired shall not exceed five percent of the outstanding Elemental Shares as of the date of the Offer, calculated in accordance with applicable Law; (c) the purchases shall be made in the normal course through the facilities of the TSX-V; (d) the Offeror shall issue and file a news release containing the information required under applicable Law immediately after the close of business of the TSX-V on each day on which Elemental Shares have been purchased, and such news release will also be filed with the SEC; and (e) the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Elemental Shares shall be made by the Offeror or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of NI 62-104 will not be counted in any determination as to whether the Statutory Minimum Condition has been fulfilled, but will be counted in determining whether the Minimum Tender Condition has been satisfied. Purchases pursuant to Section 2.2(3) of NI 62-104 will also comply with the rules and regulations of the United States, including Rule 14e-5 under the U.S. Exchange Act.

Although the Offeror has no present intention to sell Elemental Shares taken up under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Elemental Shares after the Expiry Time, subject to applicable Law and compliance with Section 2.7(2) of NI 62-104.

For the purposes of this Section 12, the “Offeror” includes any person acting jointly or in concert with the Offeror.

13. Other Terms of the Offer

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Elemental Shares. In all cases, when exercising its sole judgment or discretion, the Offeror intends to act reasonably.

The Offer to Purchase and Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

The Offeror reserves the right to waive any defect in acceptance with respect to any particular Elemental Share or any particular Shareholder. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Elemental Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

DATED: January 11, 2022

GOLD ROYALTY CORP.

By:	/s/ David Garofalo
Chairman, President and Chief Executive Officer

The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under Canadian securities Laws with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

CIRCULAR

This Circular is furnished in connection with the accompanying Offer to Purchase dated January 11, 2022, by the Offeror to purchase all of the outstanding Elemental Shares, including Elemental Shares that may become outstanding after the date of the Offer but before the Expiry Time upon exercise, exchange or conversion of Convertible Securities. Shareholders should refer to the Offer to Purchase for details of its terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Schedules are incorporated into and form part of this Circular. Capitalized terms used in the Circular which are not otherwise defined herein are defined in the Section entitled “Definitions” unless the context otherwise requires.

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror, if any) have been tendered to the Offer, (b) the minimum deposit period under the applicable Securities Laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable Securities Laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

Except as otherwise expressly indicated herein, the information concerning Elemental contained in the Offer to Purchase and Circular has been taken from or is based solely upon publicly available documents and records on file with the Canadian Securities Administrators and other public sources available at the time of the Offer. Although the Offeror has no knowledge that would indicate any statements contained herein concerning Elemental taken from, or based upon, such information contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror nor any of its directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Elemental to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding Elemental or whether there has been any failure by Elemental to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Elemental and the Offeror is given as of January 10, 2022.

1. The Offeror

Gold Royalty is a corporation organized under the laws of Canada, incorporated on June 23, 2020. Gold Royalty’s head office and principal executive office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3 and its registered office is 1000-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Gold Royalty is a precious metals-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. See Section 8 of the Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares” and in Section 4 of the Circular, “Purpose of the Offer and Plans for Elemental”.

The Gold Royalty Shares are listed on the NYSE American under the symbol "GROY". On January 10, 2022, the last trading day before the date of this Offer to Purchase and Circular, the closing price of Gold Royalty Shares on the NYSE American was US$4.65.

Gold Royalty is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the relevant Canadian Securities Administrators. Such documents are available on SEDAR at www.sedar.com. Gold Royalty is also a foreign private issuer registered under Section 12 of the U.S. Exchange Act and accordingly files or furnishes to the SEC certain documents. Such documents are available on EDGAR at www.sec.gov.

Royalty Interests

As of the date hereof, the Offeror, directly and indirectly, holds 191 royalty interests, including royalty interests on 6 producing projects, 21 developing projects, 30 advanced-exploration projects and 134 early-exploration projects.

For the purposes of NI 43-101, as of the date hereof, the Offeror considers its royalty interests on: (a) portions of the Canadian Malartic Property located in Québec, Canada; (b) the Jerritt Canyon Mine located in Nevada, USA.; and (c) the Fenelon Gold Property, located in Québec, Canada, to be its material properties. The following tables set forth these and the Offeror’s other key royalty interests, along with additional summary information regarding the projects underlying such interests:

Project Name	Operator	Interest	Metals	Jurisdiction	Mine Types and Mineralization Styles
Producing
Canadian Malartic Property (open pit)(1)	Agnico Eagle Mines Ltd. (“Agnico”) and Yamana Gold Inc. (“Yamana”)	3.0% NSR	Au, Ag	Québec, Canada	Open pit mine.
Canadian Malartic is a large-tonnage, low-grade Archean gold system, consisting of a widespread shell of disseminated gold-bearing pyrite mineralization hosted by porphyritic felsic to intermediate intrusions and altered metasediments.
Jerritt Canyon Mine	First Majestic Silver Corp.	0.5% NSRPTR (sliding scale)	Au, Ag	Nevada, USA	Underground mine.
Carlin-type gold mineralization at Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks. Deposits at Jerritt Canyon are mostly stratabound or fault hosted. Gold occurs as very fine, micron-size, particles associated with pyrite and arsenian pyrite.
Marigold Mine(2)	SSR Mining Inc.	0.75% NSR	Au	Nevada, USA	Open pit mine.
Gold mineralizing fluids were primarily controlled by fault structure and lithology, with tertiary influence by fold geometry. The deposition of gold was restricted to fault zones and quartzite-chert dominant horizons within the Valmy Formation and high permeability units within the Antler sequence. Gold mineralization was also influenced by fold geometry within the Valmy Formation. In oxidized rocks, gold occurs natively in fractures associated with iron oxide.
Rawhide Mine	Rawhide Mining LLC	15% NPI	Au	Nevada, USA	Open pit mine. The lower grade bulk tonnage mineralization that is the focus of current operations occurs between structures within permeable volcanic units and at intrusive contacts.
Isabella Pearl Mine	Fortitude Gold Corporation	0.375% GRR	Au, Ag	Nevada, USA	Open pit mine.
Alteration and mineral assemblages at Isabella Pearl, including widespread argillic alteration and generally abundant alunite, indicate the deposits belong to the high-sulfidation class of epithermal mineral deposits.
Key Developing
Railroad-Pinion Project(2)	Gold Standard Ventures Corp.	0.44% NSR	Au, Ag	Nevada, USA	Open pit mine in development. The gold-silver deposits within the Railroad-Pinion property are considered to be Carlin-type, sedimentary-rock-hosted deposits.
Beaufor Project	Monarch Mining Corporation (“Monarch”)	1.0% NSRPTR (C$2.50)	Au	Québec, Canada	Underground mine in development. Gold-bearing veins at the Beaufor deposit consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits.
Lincoln Hill Project	Coeur Mining, Inc.	2.0% NSR	Au, Ag	Nevada, USA	Not a current mining operation.
Lincoln Hill is a gold-silver-quartz-pyrite-tourmaline-sericite stockwork vein system overprinting a large low to moderate grade disseminated replacement precious metal mineralizing system.
Rodeo Creek	Nevada Gold Mines	2.0% NSR	Au	Nevada, USA	Not a current mining operation. The Rodeo Creek Property exhibits many of the stratigraphic, structural and geochemical attributes that define the mineralized bodies found along the Carlin Trend.
REN Project	Nevada Gold Mines (Barrick Gold Corporation / Newmont Corporation)	1.5% NSR3.5% NPI	Au	Nevada, USA	Not a current mining operation. Mineralization encountered in drilling at REN has been described as typical of Carlin-style gold deposits.
Gold Rock Project	Fiore Gold Ltd.	0.5% NSR	Au	Nevada, USA	Not a current mining operation.
The mineralisation at Gold Rock is hosted by the folded and faulted Joanna Limestone Formation, displaying strong Carlin-style alteration (silica flooding, jasperoids) and coincident gold and pathfinder element anomalies.
Odyssey Project(3)	Agnico and Yamana	3.0% NSR	Au, Ag	Québec, Canada	Underground mine in development.
Odyssey is part of
a large-tonnage, low-grade Archean gold system, consisting of a widespread shell of disseminated gold-bearing pyrite mineralization hosted by porphyritic felsic to intermediate intrusions and altered metasediments.
São Jorge Project	GoldMining Inc. (“GoldMining”)	1.0% NSR	Au	Brazil	Not a current mining operation.
The São Jorge deposit is a post-tectonic granite intrusion related gold deposit. Gold mineralization is related to a hydrothermal alteration zone in monzogranite along a structurally controlled fracture - vein system
La Mina Project	GoldMining	2.0% NSR	Au, Ag, Cu	Brazil	Not a current mining operation. Porphyry related gold-copper mineralization.
Fenelon Gold Property	Wallbridge Mining Company Limited	2.0% NSR	Au	Québec, Canada	Not a current mining operation.
The gold mineralized zones defined to date are structurally controlled and affected by ductile deformation. The mineralization shares many similarities with orogenic gold deposits in terms of metal associations, wall-rock alteration assemblages and structural controls. Gold is associated with disseminated pyrrhotite, chalcopyrite and pyrite, and minor sphalerite, arsenopyrite and marcasite. Native visible gold is fairly common in all zones.
Hog Ranch Project(4)	Rex Minerals Ltd.	2.25% NSR	Au	Nevada, USA	Not a current mining operation.
Gold mineralisation at Hog Ranch has long been recognised as an epithermal style of gold deposit, with two distinctly separate styles of gold mineralisation identified:
Extensive shallow and low-grade gold mineralisation within 100m of the paleo water-table, which has favourably extended along the more porous unwelded volcanic tuff units; and higher grade quartz-adularia vein hosted gold mineralisation within feeder structures underneath the large blanket of disseminated gold mineralisation.
Cheechoo Project	Sirios Resources Inc.	2.5% to 4.0% NSR	Au	Québec, Canada	Not a current mining operation.
Gold mineralization is primarily hosted in a silicified and albite rich tonalite, with the presence of parallel or stockwork-type centimetric quartz veins or veinlets. It includes a very low sulfide content (<1%, pyrrhotite-arsenopyrite-pyrite) along with variable amounts of amphibole, biotite, chlorite, diopside, tourmaline and scheelite. Most of the gold occurs as free coarse grains. These overall characteristics are typical of .

Key Advanced-Exploration
Croinor Gold Project(5)	Monarch	2.5% NSR	Au	Québec, Canada	Not a current mining operation.
The deposit is characterized by gold-rich lenses consisting of quartz-carbonate-tourmaline-pyrite veins, altered pyritic host rock material, and/or tectonic breccia (pyritic host fragments within a quartz-carbonate-tourmaline-pyrite vein).
McKenzie Break(5)	Monarch	2.5% NSR	Au	Québec, Canada	Not a current mining operation. Gold mineralization occurs within a structurally controlled anastomosing ductile shear zone system.
Swanson(5)	Monarch	2.5% NSR	Ag	Québec, Canada	Not a current mining operation.
The Swanson deposit is interpreted as a monzonite-associated disseminated gold deposit. The gold mineralization is typical of other structurally controlled gold deposits associated with felsic intrusions in the Abitibi Greenstone Belt.
Tonopah West	Blackrock Silver Corp.	3.0% NSR	Ag	Nevada, USA	Not a current mining operation. Epithermal Au-Ag deposit intermediate-sulfidation end member.
Whistler Project	GoldMining	1.0% NSR	Au, Ag, Cu	Alaska, USA	Not a current mining operation. Magmatic hydrothermal gold and copper mineralization, and in particular gold-copper porphyry-style mineralization.

Notes:

(1)	Applies to a portion of the Barnat Extension of the Canadian Malartic Mine (open pit) on the Canadian Malartic Property.
(2)	Royalty applies to only a portion of the property.
(3)	The royalty applies to a portion of the underground Odyssey Project located east of the current Canadian Malartic Mine (open pit) and is comprised of three deposits: Odyssey (which is further divided into the Odyssey North and Odyssey South zones); East Malartic; and East Gouldie on the Canadian Malartic Property.
(4)	Subject to a buyback right of the operator, whereby a 0.75% NSR may be repurchased by the operator for US$0.75 million.
(5)	Subject to a buyback right of the operator, whereby a 1.25% NSR may be repurchased by the operator for C$2.0 million.

For the purposes of the above table “NSR” refers to a net smelter returns royalty, “NPI” refers to a net profits interest royalty, “GRR” refers to a gross revenue royalty and “PTR” means a per tonne royalty or per ton royalty. For the purposes of the above table “Au” refers to gold, “Ag” refers to silver and “Cu” refers to copper.

In addition, certain of the above interests are subject to rights of the underlying operators to buyback portions of the underlying royalty, thereby reducing the applicable royalty rate.

On January 7, 2022, a subsidiary of Gold Royalty received notice from the operator of the Jerritt Canyon Mine purporting to terminate the license agreement underlying its sliding-scale PTR interest relating to the mine and also communicating that it does not intend to make further payments under the PTR interest. Based on consultations with its advisors, Gold Royalty does not believe that the Operator’s purported termination is valid and intends to take necessary actions to protect and enforce its rights in such regard. The PTR interest relating to the Jerritt Canyon Mine generated approximately US$285,000 in royalty revenues in calendar 2021, including periods prior to Gold Royalty’s indirect acquisition of such interest through the Ely Arrangement. Gold Royalty indirectly owns a separate 0.5% NSR interest in the Jerritt Canyon Mine, which was not the subject of the foregoing notice.

Note on Classification of Project Stages

Gold Royalty classifies the projects underlying its interests based on the stage of current and historical exploration, development and production. The following is a description of the categories that the Offeror currently utilizes to classify the project stage for the projects relating to its royalty interests.

Project Stage	Description

Early-Exploration	A project is generally considered to be “Early-Exploration” when there has been primarily early-stage exploration activities (such as geophysics, geochemical sampling, lithological / structural mapping, etc.) or insufficient exploration work to prepare a mineral resource estimate. In some cases, the project may have a historical mineral resource estimate or an inferred mineral resource estimate but without current material exploration work being performed or proposed to further advance the project.

Advanced-Exploration	A project is considered to be “Advanced-Exploration” when exploration work has advanced sufficiently to prepare a mineral resource estimate or material exploration activities are occurring or are planned to occur that are designed to support a mineral resource estimate on the property. Exploration work may include enhancing geological studies, drilling programs, technical studies, and any other work including permitting activities that would de-risk the project. Advanced Exploration projects may have had study work initiated or completed to better understand economic potential on the property, but which has generally not resulted in work being approved, initiated or advanced that would substantially progress the project towards development and eventual production.

Developing	A project is considered to be “Developing” when the project has sufficiently initiated or completed economic studies (e.g., Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study) or where the operator has otherwise disclosed an active plan or decision to construct mine workings including a reasonable estimate with projected costs and timeline to commence development which will lead to eventual production. In most cases, the project will have a mineral resource estimate and in some cases there may also be a mineral reserve estimate. Generally, Developing projects will be in active construction or development towards production, while others are sufficiently advanced and will be based upon sufficient confidence of the operator that construction and development towards production will occur.

Producing	A project is considered to be “Producing” when the underlying property, or part of it, is subject to actively mining the deposit(s) to produce a payable product. Production may be occurring at the project on areas not covered by, or only partially covered by our interest.

Note on Royalty Coverage

Gold Royalty’s royalty and similar interests do not apply to the entirety of each project in some cases. For example, its royalties on the Canadian Malartic Property apply to portions of the entire property and do not cover all operating areas, particularly the open pit areas where a majority of production to date has occurred. However, Gold Royalty has royalties on portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Mine property. In addition, certain of the above interests are subject to rights of the underlying operators to buyback portions of the underlying royalty, thereby reducing the applicable royalty rate.

See also Section 28 of the Circular, “Additional Information Regarding Mineral Reserves and Mineral Resource Estimates”.

Recent Developments

On November 5, 2021, the Offeror completed its acquisition of Golden Valley and Abitibi Royalties pursuant to the GZZ Arrangement and RZZ Arrangement. Pursuant to the transactions, Gold Royalty acquired all of the issued and outstanding common shares of Golden Valley and Abitibi Royalties, with:

●	Golden Valley shareholders having received 2.1417 Gold Royalty Shares for each Golden Valley share held immediately prior to the effective time of the arrangement; and

●	Abitibi Royalties shareholders having received 4.6119 Gold Royalty Shares for each Abitibi Royalties share held immediately prior to the effective time of the arrangement.

The total consideration paid by Gold Royalty to holders of Golden Valley and Abitibi Royalties shares on closing of the GZZ Arrangement and RZZ Arrangement consisted of an aggregate of 61,104,200 Gold Royalty Shares. Additionally, pursuant to the plan of arrangement underlying Gold Royalty’s acquisition of Golden Valley, outstanding options to purchase up to 1,166,389 common shares of Golden Valley were exchanged for 2,498,045 options to purchase Gold Royalty Shares.

On January 7, 2022, Gold Royalty signed a commitment letter with the Bank of Montreal for a fully underwritten US$10 million secured revolving credit facility, which includes an accordion feature for an additional US$15 million subject to certain conditions. The facility is expected to be available for general corporate purposes, acquisitions and investments. The commitment contemplates a maturity date for the facility of March 31, 2023. The facility is subject to definitive documentation and conditions to advances thereunder customary for transactions of this nature. There can be no assurance that the facility, including definitive documentation therefor, will be finalized on terms acceptable to the Offeror or at all or that other conditions to the facility will be satisfied.

2. Elemental

Elemental is a company governed by the laws of the Province of British Columbia and its head and registered office is located at 880 - 580 Hornby Street Vancouver, British Columbia, V6C 3B6, Canada.

Elemental holds the following royalty interests, among others:

1.	Karlawinda: a 2.0% NSR royalty on the Karlawinda Gold Project in Western Australia. The Karlawinda mine is operated by Capricorn Metals Limited.

2.	Wahgnion: a 1% NSR royalty over Teranga Gold’s Wahgnion project in Burkina Faso. The Wahgnion mine is operated by Endeavour Mining Corp.

3.	Amancaya: a 2.25% NSR royalty on the Amancaya gold-silver mine, located in northern Chile approximately 200 km southeast of Antofagasta. The Amancaya mine is operated by Austral Gold Limited.

4.	Laverton: a 2.0% GRR royalty on the Laverton project in Western Australia. The Laverton project is owned by Focus Minerals Ltd.

Elemental Shares trade on the TSX-V under the symbol “ELE”. On January 10, 2022, the last trading day prior to the date of this Offer to Purchase and Circular, the closing price of the Elemental Shares on the TSX-V was C$1.64.

Elemental is a reporting issuer or the equivalent in all of the provinces and territories of Canada, except Québec and files its continuous disclosure documents with the relevant Canadian Securities Administrators. Such documents are available on SEDAR at www.sedar.com.

3. Background to the Offer

Gold Royalty’s disclosed business model is focused on managing and growing its portfolio of precious metals royalty and other interests through the acquisition of additional royalties, streams and similar interests. Since its IPO in March 2021, Gold Royalty has been advancing its growth strategy by successfully executing on a number of acquisitions, including its acquisition of Ely Gold in September 2021 and its acquisition of Abitibi Royalties and Golden Valley in November 2021.

In furtherance of its growth strategy, Gold Royalty’s management and the Gold Royalty Board continually review its portfolio in light of the changing competitive environment in the royalty and streaming sector, with the objective of identifying strategic opportunities and other alternative transactions to support its corporate strategy and enhance shareholder value, including acquisitions of additional royalty and similar interests and companies, business combination transactions and other commercial transactions that may be available to expand and improve the Offeror’s portfolio and presence.

As part of this ongoing review process, the Offeror identified the potential acquisition of Elemental and the combination of the Gold Royalty and Elemental royalty portfolios as an attractive strategic opportunity.

Shortly after the IPO, in March 2021, David Garofalo, the Offeror’s Chairman, President and Chief Executive Officer, had an introductory telephone call with Frederick Bell, Elemental’s President and Chief Executive Officer, and John Robins, a director of Elemental. During this conversation, the parties discussed the potential for consolidation in the royalty sector, among other topics.

On September 27, 2021, at a dinner attended by Mr. Garofalo, Mr. Bell, Mr. Robins and David Baker, Elemental’s Vice President, Business Development, the parties had discussions about the general theme of consolidation in the royalty sector and Mr. Garofalo raised the prospect of a potential combination between the parties. Following this dinner, on September 28, 2021, Mr. Garofalo emailed Mr. Bell, Mr. Robins and Mr. Baker to express the Offeror’s interest in a potential transaction involving a business combination of the parties and to explore whether a mutually-beneficial transaction could be negotiated with Elemental. He also requested that the parties negotiate and enter into a mutual non-disclosure agreement in order to conduct diligence on each other. On October 5, 2021, Mr. Bell emailed Mr. Garofalo and informed him that Elemental preferred not to enter into a non-disclosure agreement as suggested by Gold Royalty.

On October 21, 2021, Gold Royalty submitted a letter to Mr. Bell and the Elemental Board outlining a non-binding proposal respecting a negotiated transaction involving the acquisition of all of the Elemental Shares by Gold Royalty in exchange for Gold Royalty Shares on the basis of 0.267 Gold Royalty Shares for each Elemental Share (the “Initial Proposal”). The Initial Proposal included provisions for mutual due diligence and included a period of exclusivity ending November 29, 2021.

The terms of the Initial Proposal contemplated an exchange ratio that represented a 25% spot premium and a 30% premium to the 20-day volume weighted average price of each of the Elemental Shares and Gold Royalty Shares at such time. The Initial Proposal also contemplated customary break fees, expense reimbursements and a “fiduciary out” for the benefit of Elemental.

Elemental responded to the Initial Proposal by e-mail on November 4, 2021, declining to pursue a business combination transaction and stating that its board of directors was reluctant to enter into a mutual due diligence process.

On December 15, 2021, Gold Royalty submitted a further non-binding proposal respecting a negotiated transaction involving the acquisition of all of the Elemental Shares by Gold Royalty in exchange for Gold Royalty Shares on the basis of 0.27 Gold Royalty Shares for each Elemental Share (the “Second Proposal”). The Second Proposal represented an improved 31% premium to Shareholders on a spot basis and a 30% premium to Shareholders based on the 20-day volume-weighted average price of the Gold Royalty Shares on the NYSE American and the Elemental Shares on the TSX-V.

The Second Proposal included similar provisions for mutual due diligence and included a period of exclusivity ending on January 14, 2022. The Second Proposal was open for acceptance until 9:00 p.m. (Eastern Standard Time) on December 19, 2021. In connection with the Second Proposal, the Offeror invited Elemental to expeditiously pursue a negotiated, board-supported transaction. However, in the absence of an acceptance to pursue such a course, the Second Proposal communicated the Offeror’s intention to announce an offer to Shareholders on the terms set forth in the Second Proposal prior to 9:30 a.m. (Eastern Standard Time) on December 20, 2021.

On December 16, 2021, Gold Royalty formally engaged CIBC World Markets Inc. as its financial advisor to provide strategic advice with respect to a potential transaction with Elemental.

Having not received a response from Elemental to the Second Proposal, on December 18, 2021, the Offeror sent a further letter to Elemental and its board of directors reiterating the Offeror’s interest in pursuing a mutually negotiated transaction between the parties. In this letter, the Offeror noted that based on the closing prices of each of the Gold Royalty Shares and the Elemental Shares on December 17, 2021, the Second Proposal represented a significant 37% premium to Shareholders.

On December 19, 2021, shortly before the Second Proposal was set to expire, Elemental responded to the Offeror by way of a letter addressed to Mr. Garofalo stating that Elemental had reviewed the Second Proposal with its board of directors and financial legal advisors and that it also had discussions with certain shareholders regarding their perspectives on Elemental and compared the Initial Proposal, noting that there was “no substantive difference”. Elemental further advised in the letter that it did not find the Second Proposal compelling and, therefore, did not have an interest in pursuing it.

In light of such response and the failure of Elemental to constructively engage in meaningful negotiations, the Offeror announced its intention to make the Offer directly to Shareholders on December 20, 2021.

On December 23, 2021, Elemental issued a press release stating that its board of directors intended to reject the Offer, assuming the terms of the Offer were as proposed in the Offeror’s December 20, 2021 announcement.

On December 31, 2021, Elemental announced that the Elemental Board had adopted the Shareholder Rights Plan with immediate effect, stating that the Shareholder Rights Plan was being adopted to ensure that, in the event of a take-over bid, all Shareholders will be treated fairly and will not be subject to abusive or coercive take-over strategies and that the Shareholder Rights Plan is not intended to “prevent or interfere with any action with respect to” Elemental that the Elemental Board determines to be in the best interests of Shareholders.

4. Purpose of the Offer and Plans for Elemental

The purpose of the Offer is to enable the Offeror to acquire, on the terms and subject to the conditions of the Offer to Purchase, all of the outstanding Elemental Shares, together with the associated SRP Rights, which includes Elemental Shares that may become outstanding on the exercise, exchange or conversion of the Convertible Securities. See Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”. The effect of the Offer is to give all Shareholders the opportunity to receive for each Elemental Share, 0.27 of a Gold Royalty Share.

If the conditions of the Offer to Purchase are satisfied or waived and the Offeror takes up and pays for the Elemental Shares validly deposited under the Offer, the Offeror intends to acquire any Elemental Shares not deposited under the Offer through a Compulsory Acquisition, if available, or propose a Subsequent Acquisition Transaction, in each case for consideration per Elemental Share at least equal in value to and in the same form as the Offer Consideration. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Elemental Shares deposited under the Offer. Although the Offeror intends to propose either a Compulsory Acquisition or Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Elemental, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Elemental Shares from the TSX-V, and subject to applicable Securities Law, cause Elemental to cease to be a reporting issuer under the Securities Laws of each province of Canada in which it is a reporting issuer and cease to have public reporting obligations in any other jurisdiction where it currently has such obligations.

See Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Pursuant to the Offer”.

If the Offer is completed and the Offeror acquires 100% of the outstanding Elemental Shares, the Offeror intends to conduct a detailed review of Elemental and its assets, corporate structure, capitalization, operations, policies, management and personnel to determine what changes would be desirable in light of such review and the circumstances which then exist. See Section 5 of the Circular, “Reasons to Accept the Offer”.

If the Offer is completed, it is anticipated that the Elemental Board and certain members of senior management may be replaced by nominees of Gold Royalty.

With the exception of the foregoing, Gold Royalty has not developed any specific proposals with respect to Elemental or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Elemental Shares pursuant to the Offer.

5. Reasons to Accept the Offer

Gold Royalty believes that the Offer represents significant value to the Shareholders by providing them with a substantial premium to the price at which the Elemental Shares were trading prior to the Offeror’s announcement of its intention to make the Offer. Gold Royalty believes the Offer offers a number of compelling benefits and believes Shareholders should deposit their Elemental Shares for the following reasons:

●	Significant Upfront Premium to Shareholders. The Offer represents a 37% premium to Shareholders based on the closing prices of each of the Offeror’s and Elemental’s shares on December 17, 2021. The Offer implies consideration of C$1.78 per share, which exceeds Elemental’s 2021 peak share price.

●	The Combination of Gold Royalty and Elemental will create a Sector-Leading Portfolio of 200 Strategic Royalties. The combined entity will have a balanced portfolio of cash flowing, development and exploration royalty assets owned by premier operating partners and located in Tier 1 mining jurisdictions. This provides Shareholders with ownership in a larger, more diversified, higher quality portfolio of royalty assets anchored by cornerstone royalties on portions of the Canadian Malartic Property (Québec, Canada), Fenelon Gold Property (Québec, Canada) and Karlawinda Gold Project (Australia). In addition, the portfolio’s peer-leading near-term growth profile will be further complemented by a deep development and exploration pipeline, including Gold Royalty’s royalty on REN (Nevada, USA), Gold Royalty’s royalty generator model and future acquisitions.

●	Enhanced Trading Liquidity. Gold Royalty averaged approximately US$3.2 million of daily trading liquidity over the six months ended December 17, 2021, as compared to approximately US$62 thousand for Elemental over the same period. A combination with Gold Royalty is expected to allow Shareholders to realize an immediate premium in a more liquid vehicle.

●	Strong Balance Sheet and Access to Capital. Gold Royalty currently has approximately US$37 million in cash and marketable securities and no debt. With an oversubscribed US$90 million initial public offering in March 2021, Gold Royalty has demonstrated the ability to access capital markets at an attractive cost of capital, providing the combined company with the critical mass to drive continued growth through acquisition.

●	Management Track Record in Maximizing Shareholder Value. Gold Royalty has a management team with deep mining and capital markets expertise and an established track record of success in the royalty and mining industry. The Gold Royalty management team has demonstrated its ability, through the recent acquisitions of Ely Gold, Abitibi Royalties and Golden Valley, to successfully execute transformative acquisitions in an increasingly competitive market.

●	Clear Path to Re–rate Through Increased Scale, Asset Quality and Precious Metals Focus. In combination with Elemental, Gold Royalty will be strategically positioned as a preeminent intermediate gold royalty company. In addition to the upfront premium, Shareholders may benefit from a potential valuation re-rating as a result of the combined company’s increased scale, portfolio diversification, trading liquidity, index inclusion within the GDXJ, and the potential for future growth both organically and through acquisition.

6. Risk Factors Related to the Offer

Shareholders should carefully consider the following risk factors related to the Offer and the Offeror. In addition to the risks set out in the documents incorporated by reference in the Offer to Purchase and Circular, including in the Annual Report, the successful completion of the acquisition by the Offeror of all of the Elemental Shares is subject to certain risks, including as set forth below. Such risks may not be the only risks facing the Offer or the Offeror. Additional risks and uncertainties not presently known may also materially adversely affect the business, operations, financial condition or prospects of the Offeror.

In addition, Elemental may be subject to risks that are not applicable or material to the Offeror at the present time, but that may apply following the completion of the Offer. Risk factors relating to Elemental can be found in the management discussion and analysis of Elemental for the financial year ended December 31, 2020, dated April 27, 2021, available on SEDAR.

In addition, Shareholders who tender their Elemental Shares pursuant to the Offer will receive Gold Royalty Shares in consideration for their Elemental Shares. Accordingly, such Shareholders should carefully consider the risks and uncertainties associated with the Offeror described in the documents incorporated by reference herein, copies of which are available under the Offeror’s profile on SEDAR at www.sedar.com.

The Gold Royalty Shares issued in connection with the Offer may have a market value different than expected.

The Offeror is offering to purchase the Elemental Shares, together with associated SRP Rights, on the basis of 0.27 of a Gold Royalty Share for each Elemental Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Gold Royalty Shares, the market values of the Gold Royalty Shares and the Elemental Shares at the time of the take up of Elemental Shares under the Offer may vary significantly from the values at the date of this Offer to Purchase and Circular or the date that Shareholders tender their Elemental Shares under the Offer. If the market price of Gold Royalty Shares declines, the value of the Offer Consideration received by Shareholders will decline as well.

After the consummation of the Offer, Elemental would become a majority-owned subsidiary of the Offeror and the Offeror’s interests could differ from that of the other Shareholders.

After the consummation of the Offer (which may result in the Offeror holding less than 100% of the issued and outstanding Elemental Shares), the Offeror will, through the control of Elemental, have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Elemental’s constating documents and approving mergers or dispositions of Elemental’s assets. In particular, after the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Elemental Shares not deposited pursuant to the Offer or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such right, to integrate Elemental and the Offeror, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling the Offeror or its affiliates to acquire all Elemental Shares not acquired pursuant to the Offer. In any of these contexts, the Offeror’s interest with respect to Elemental may differ from those of any remaining minority Shareholders who do not deposit their Elemental Shares under the Offer.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction or if a Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed, the trading liquidity for Elemental Shares not deposited under the Offer will be reduced, which might affect the price of the Elemental Shares and the ability of a Shareholder to dispose of its Elemental Shares.

If the Offer is completed, the liquidity and market value of any remaining Elemental Shares, prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. The purchase of any Elemental Shares by the Offeror pursuant to the Offer will reduce the number of Elemental Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Elemental Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Elemental Shares held by the public. In addition, if the Offeror is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, the liquidity and market value of the Elemental Shares held by the public will likely be adversely affected. After the purchase of the Elemental Shares under the Offer, it may be possible for Elemental to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada. If such requirements are eliminated, Elemental will cease filing periodic reports with the Canadian Securities Administrators, which may further impact the value of the Elemental Shares.

The rules and regulations of the TSX-V establish certain criteria that, if not met, could lead to the delisting of the Elemental Shares from the TSX-V. Among such criteria are the number of Shareholders, the number of Elemental Shares publicly held and the aggregate market value of the Elemental Shares publicly held. Depending on the number of Elemental Shares purchased under the Offer, it is possible that Elemental would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Elemental Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Elemental Shares. The Offeror intends to cause Elemental to apply to delist the Elemental Shares from the TSX-V as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Elemental Shares are delisted and Elemental ceases to be a “public corporation” for the purposes of the Tax Act, Elemental Shares would cease to be qualified investments for trusts governed by RRSPs, RESPs, RRIFs, TFSAs, and deferred profit-sharing plans. Delisting can also have adverse tax consequences to non-resident Shareholders, as described in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

The issuance of the Offer Consideration in connection with the Offer could adversely affect the market price of the Gold Royalty Shares after the take up of the Elemental Shares under the Offer. If all the outstanding Elemental Shares other than Elemental Shares held by the Offeror and its subsidiaries are tendered to the Offer, up to an additional estimated 19,442,492 Gold Royalty Shares (on a diluted basis assuming exercise of vested options and vesting of outstanding performance share units of Elemental prior to completion of the Offer, subject to adjustments to account for rounding) will be available for trading in the public market. The overall increase in the number of Gold Royalty Shares may lead to the sale of Gold Royalty Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Gold Royalty Shares. The perceived risk of substantial sales of Gold Royalty Shares, as well as any actual sales of such Gold Royalty Shares in the public market, could adversely affect the market price of the Gold Royalty Shares.

The acquisition by the Offeror of Elemental may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Elemental Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or a Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Elemental Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Elemental Shares which would be paid in cash rather than in the form of the Offer Consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Elemental Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

Further, the tax consequences to a Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction may differ materially from the tax consequences to a Shareholder under the Offer.

The Offeror has been unable to independently verify the accuracy and completeness of Elemental information in the Offer to Purchase and Circular.

The Offeror has not had access to Elemental’s detailed accounting records or other non-public books and records. The Offeror has not been able to independently assess or verify the information in Elemental’s publicly filed documents, including its financial statements in a comprehensive manner. As a result, all historical information regarding Elemental contained herein, including all of Elemental’s financial information and all pro forma financial information reflecting the pro forma effects of a combination of Elemental and the Offeror derived in part from Elemental’s financial information, has been derived, by necessity, from Elemental’s public reports and securities filings. Although the Offeror has no reason to doubt the accuracy of Elemental’s publicly disclosed information, any inaccuracy or material omission in Elemental’s publicly available information, including the information about or relating to Elemental contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and may not be an indication of the Offeror’s financial condition or results of operations following completion of the Offer.

The unaudited pro forma condensed combined financial statements contained in the Circular are presented for illustrative purposes only and may not be an indication of Gold Royalty’s financial condition or results of operations following completion of the Offer for several reasons. For example, the unaudited pro forma condensed combined financial statements have been derived from the respective historical financial statements of Gold Royalty, Ely Gold, Golden Valley, Abitibi Royalties and Elemental and certain adjustments and assumptions have been made. The information upon which these adjustments and assumptions have been made is historical, preliminary and subject to change. Moreover, the unaudited pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred in connection with the Offer. For example, the impact of any incremental costs incurred, or synergies realized, in integrating Gold Royalty and Elemental is not reflected in the unaudited pro forma condensed combined financial statements. In addition, the assumptions used in preparing the pro forma condensed combined financial information may not prove to be accurate, and other factors may affect Gold Royalty’s financial condition or results of operations following completion of the Offer. The price of Gold Royalty Shares may be adversely affected if the actual results of Gold Royalty following completion of the Offer fall short of the pro forma condensed combined financial information contained in the Circular. See Section 21 of the Circular, “Unaudited Pro Forma Condensed Combined Financial Statements” and the unaudited pro forma condensed combined financial statements of Gold Royalty following the completion of the Offer attached as Schedule “B” of the Circular.

The Offer may not be completed for a variety of reasons.

In addition to various risks identified under the heading “Forward-Looking Statements and Information”, completion of the Offer is subject to satisfaction or waiver of a number of conditions, certain of which are outside the control of the Offeror, including, but not limited to Shareholders tendering a sufficient number of Elemental Shares to the Offer, the Offeror obtaining the Regulatory Approvals, as needed, including, if required, the Australian FIRB Approval and the Competition Act Approval. There is no certainty, nor can the Offeror provide any assurance, that the conditions of the Offer will be satisfied.

Change of control provisions in Elemental’s agreements triggered upon the acquisition of Elemental may lead to adverse consequences.

According to Elemental’s public disclosure, Elemental may be a party to agreements containing change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Elemental Shares representing a majority of the voting rights of Elemental. The Offeror is aware that the operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Elemental’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of Elemental and the Offeror on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of Elemental or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of Elemental and the Offeror on a combined basis.

The Offeror may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and cost savings. These anticipated benefits will depend in part on whether the operations of Elemental and the Offeror can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Offeror, and the Offeror may encounter unanticipated delays, liabilities and costs. If the Offeror does not acquire at least 66 2/3% of the Elemental Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate Elemental into its business. There can be no assurance that the operational or other synergies that the Offeror expects to realize in the combined entity will be ultimately realized, or that the integration of the operations of both companies will be timely or effectively accomplished, or will ultimately result in cost reductions.

7. Source of Funds

The Offer Consideration consists of Gold Royalty Shares. Accordingly, the Offeror will not use any funds to pay for deposited Elemental Shares. The Offeror’s obligation to purchase the Elemental Shares deposited under the Offer is not subject to any financing condition.

8. Certain Information Concerning the Offeror and the Gold Royalty Shares

Authorized and Outstanding Share Capital

As at the date of the Circular, there were:

(a)	133,927,501 Gold Royalty Shares issued and outstanding, including Gold Royalty Restricted Shares (as defined herein);

(b)	5,918,762 Gold Royalty Shares are issuable upon the exercise of outstanding Gold Royalty Options;

(c)	160,542 Gold Royalty Shares are issuable upon the vesting of outstanding Gold Royalty RSUs;

(d)	14,077,170 Gold Royalty Shares are issuable upon the exercise of outstanding Gold Royalty Warrants.

The authorized capital of Gold Royalty consists of an unlimited number of common shares and an unlimited number of preferred shares.

Description of Share Capital

The following describes Gold Royalty’s issued share capital. Please note that this summary is not intended to be exhaustive and is subject to, and qualified in its entirety by reference to, the terms and provisions of Gold Royalty’s articles and bylaws. For further information, please refer to the full version of its articles and bylaws, which are available on SEDAR at www.sedar.com.

Gold Royalty Shares

The Gold Royalty Shares are not subject to any future call or assessment, do not have any pre-emptive, conversion, redemption rights or purchase for cancellation rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Gold Royalty Shares, all of which rank equally as to all benefits which might accrue to the holders of the Gold Royalty Shares. All shareholders of Gold Royalty are entitled to receive a notice of, attend and vote at any meeting to be convened by Gold Royalty. At any meeting, subject to the restrictions on joint registered owners of the Gold Royalty Shares, every shareholder has one vote for each Gold Royalty Share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Holders of Gold Royalty Shares are entitled to share pro rata in any dividends if, as and when declared by the Gold Royalty Board, in its discretion. Upon liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of Gold Royalty Shares, without preference or distinction, will be entitled to receive ratably all of the assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares. Rights pertaining to Gold Royalty Shares may only be amended in accordance with applicable corporate law.

After giving effect to the Offer, the number of issued and outstanding Gold Royalty Shares will increase by such number issued pursuant to the Offer.

Preferred Shares

The preferred shares may be issued at any time, or from time to time, in one or more series. Before any preferred shares of a particular series are issued, the Gold Royalty Board shall, by resolution, fix the number of preferred shares that will form such series and shall, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series. The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of Gold Royalty or other distribution of assets of Gold Royalty among its security holders, for the purpose of winding-up of its affairs.

The preferred shares shall be entitled to preference over the Gold Royalty Shares and any other shares of Gold Royalty ranking junior to the preferred shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Gold Royalty, or any other distribution of the assets of Gold Royalty among its shareholders for the purpose of winding-up its affairs. The preferred shares may also be given such other preferences over the Gold Royalty Shares and any other shares of Gold Royalty ranking junior to the preferred shares as may be fixed by the Gold Royalty Board as to the respective series authorized to be issued.

As at the date hereof, Gold Royalty has no preferred shares issued and outstanding.

Gold Royalty Warrants

The Gold Royalty Warrants consist of: (i) share purchase warrants issued under the Offeror’s IPO (the “IPO Warrants”), with each IPO Warrant entitling the holder thereof to acquire a common share at an exercise price of US$7.50 per share until March 11, 2024; and (ii) share purchase warrants issued by Ely Gold prior to the completion of the Ely Arrangement (the “Ely Warrants”) that, as a result of the Ely Arrangement, represent the right of the holder thereof to acquire, on valid exercise thereof, including payment of the applicable exercise price, 0.2450 of a Gold Royalty Share and C$0.0001 in cash.

The following summary of certain terms and provisions of the IPO Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the warrant, the form of which is publicly filed and available on Gold Royalty’s profile on SEDAR at www.sedar.com.

The following table sets forth the number of Gold Royalty Warrants outstanding as of the date hereof, the exercise price and expiry dates thereof and the number of Gold Royalty Shares such Gold Royalty Warrants are exercisable into:

Warrant Type	Exercise Price	Expiry Date	Number of Warrants	Underlying Gold Royalty Shares
IPO Warrants	US$7.50	March 11, 2024	10,350,000	10,350,000
Ely Warrants(1)	C$1.69	December 31, 2022	1,000,000	245,000
Ely Warrants(1)	C$0.77	February 4, 2022	100,000	24,500
Ely Warrants(1)	C$0.78	April 2, 2022	200,000	49,000
Ely Warrants(1)	C$0.62	May 11, 2022	894,688	219,198
Ely Warrants(1)	C$0.18	June 15, 2022	500,000	122,500
Ely Warrants(1)	C$1.36	December 23, 2022	1,000,000	245,000
Ely Warrants(1)	C$0.80	May 22, 2023	239,001	58,555
Ely Warrants(1)	C$0.90	March 15, 2025	1,000,000	245,000
Ely Warrants(1)	C$1.37	September 23, 2025	130,000	31,850
Ely Warrants(1)	C$1.31	December 3, 2025	1,000,000	245,000
Ely Warrants(1)	C$1.15	December 29, 2025	300,000	73,500
Ely Warrants(1)	C$1.00	May 21, 2023	8,849,251	2,168,066

Note:

(1) Each outstanding Ely Warrant is exercisable for 0.2450 of a Gold Royalty Share and C$0.0001 in cash.

Pursuant to the IPO Warrants and the Ely Warrants, the exercise price and number of Gold Royalty Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting Gold Royalty Shares and the exercise price.

Restricted Share Awards

Pursuant to the terms of the restricted share award agreements underlying the grants of performance-based restricted shares (the “Gold Royalty Restricted Shares”) made to certain of Gold Royalty and GoldMining’s management personnel, in October 2020, Gold Royalty issued 1,500,000 performance-based Gold Royalty Restricted Shares to such management personnel. The Gold Royalty Restricted Share award grants were reviewed and approved by GoldMining’s compensation committee, which was comprised solely of independent directors of GoldMining (as determined under National Instrument 58-101 – Disclosure of Corporate Governance Practices). The Gold Royalty Restricted Shares have the same voting rights as other Gold Royalty Shares. Such shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the shares will be deemed forfeited and surrendered by the holder thereof to us without the requirement of any further consideration. Certain of the performance-based conditions of the Gold Royalty Restricted Shares were satisfied on or prior to completion of the IPO. As of the date hereof, there are 1,000,002 Gold Royalty Restricted Shares outstanding, which are subject to the following remaining conditions:

(1)	with respect to one-half of the outstanding Gold Royalty Restricted Shares awarded to the holder, if Gold Royalty receives US$1,000,000 of royalty payments under any of its royalty interests prior to October 19, 2023; and

(2)	with respect to one-half of the Gold Royalty Restricted Shares awarded to the holder, if the holder continues to be a director, officer or employee of Gold Royalty or a related entity for a period of one year after the IPO was completed.

In the event of a “change of control” of Gold Royalty, all restrictions shall lapse immediately and the Gold Royalty Restricted Shares will no longer be subject to the above restrictions.

Consolidated Capitalization

Other than as described below, there have not been any material changes in the share and loan capital of Gold Royalty, on a consolidated basis, since September 30, 2021, the date of Gold Royalty’s most recently completed financial period incorporated by reference in this Circular.

	As Reported as at September 30, 2021(1)	Immediately after giving effect to the Offer(2)
	(US$)	(US$)
Cash and cash equivalents	9,905,480	11,470,454

Equity
Issued Capital	228,619,530	625,714,776
Reserve	11,403,811	20,394,393
Accumulated deficit	(15,146,866)	(22,038,016)
Accumulated other comprehensive income	441,002	441,002
Non-controlling interest	-	315,967
Total Equity	225,317,477	624,828,122

Total Capitalization	225,328,777	624,886,516

Notes:

1.	Includes consolidation of Ely Gold for the period from completion of the acquisition on August 23, 2021 until the end of the fiscal year. See the Ely BAR, incorporated herein by reference. Does not consolidate Golden Valley and Abitibi, which were acquired by Gold Royalty on November 5, 2021.
2.	Includes Golden Valley and Abitibi. See Section 21 of the Circular, “Unaudited Pro Forma Condensed Combined Financial Statements” and the unaudited pro forma condensed combined statement of financial position of the Offer as at September 30, 2021 included in Schedule “B” to this document.

Prior Sales

The following table sets forth the price at which Gold Royalty Shares and securities convertible or exchangeable into Gold Royalty Shares have been issued or are issuable by Gold Royalty, the number of securities issued at that price and the date on which such securities were issued for the 12-month period prior to the date of this Circular:

Date of Issuance	Type of Security	Number of Securities	Issuance Price

October 16, 2020	Gold Royalty Shares	5,000,000	US$0.01(1)
October 19, 2020	Gold Royalty Restricted Shares	1,500,000	US$0.08(2)
November 27, 2020	Gold Royalty Shares	15,000,000	US$0.872(3)
December 4, 2020	Gold Royalty Shares	1,325,000	US$2.15(4)
March 7, 2021	Gold Royalty Options	2,505,000	N/A
March 11, 2021	Units	18,000,000	US$5.00(5)
March 12, 2021	IPO Warrants	1,350,000	US$0.01(6)
March 19, 2021	Gold Royalty Shares	721,347	US$4.995(6)
April 23, 2021	Gold Royalty Shares	75,000	US$4.60(7)
May 20, 2021	Gold Royalty Options	305,000	N/A
August 23, 2021	Gold Royalty Shares	30,902,176	US$4.40 (8)
August 23, 2021	Ely Warrants	3,906,949	N/A(9)
August 25, 2021	Gold Royalty Options	206,200	N/A
September 17, 2021	Gold Royalty Shares	15,086	C$0.80(10)
October 4, 2021	Gold Royalty Shares	24,500	C$1.00(10)
October 12, 2021	Gold Royalty Shares	120,000	US$5.23(11)
October 21, 2021	Gold Royalty Shares	38,281	C$1.00(10)
November 5, 2021	Gold Royalty Shares	61,104,200	US$4.86(12)
November 5, 2021	Gold Royalty Options	2,498,045	N/A
December 20, 2021	Gold Royalty Shares	101,911	C$0.62(10)
January 4, 2022	Gold Royalty Options	404,517	N/A
January 4, 2022	Gold Royalty RSUs(13)	160,542	N/A

Notes:

1.	Issued in connection with subscription for shares.
2.	Performance-based Gold Royalty Restricted Share awards granted to certain of Gold Royalty and GoldMining’s officers and directors. See “Description of Share Capital – Restricted Share Awards”.
3.	Issued in consideration for the completion of a royalty purchase agreement dated November 27, 2020, between Gold Royalty and GoldMining for the acquisition of certain royalty interests and buyback rights held by GoldMining’s subsidiaries.
4.	Gold Royalty Shares issued from subscription pursuant to a private placement completed on December 4, 2020, pursuant to which the Offeror issued 1,325,000 Gold Royalty Shares at a subscription price of US$2.15 per share for gross proceeds of US$2,848,750.
5.	Issued pursuant to completion of the IPO.
6.	Issued pursuant to an exercise by the underwriters under the IPO of an over-allotment option granted to them to purchase up to 2,700,000 Gold Royalty Shares and/or 1,350,000 IPO Warrants at US$4.995 per Gold Royalty Share and US$0.005 per IPO Warrant, respectively.
7.	Issued pursuant to an agreement with a marketing service provider.
8.	Issued pursuant to the Ely Arrangement.
9.	In connection with the Ely Arrangement and pursuant to the terms of the Supplemental Warrant Indenture, Gold Royalty is obligated to issue, upon valid exercise of an Ely Warrant (including payment of the applicable exercise price under such warrant), in lieu of the common shares of Ely Gold that would have otherwise been issuable thereunder, 0.2450 of a Gold Royalty Share and C$0.0001 in cash, being such number of Gold Royalty Shares and cash per common share of Ely Gold that holders of common shares of Ely Gold that elected the Share Alternative under the Ely Arrangement would have received.
10.	Issued pursuant to the exercise of Ely Warrants.
11.	Issued pursuant to an amendment to an agreement with a marketing service provider.
12.	In connection with the GZZ Arrangement and the RZZ Arrangement.
13.	One-third of the Gold Royalty RSUs vest on each of the first, second and third anniversaries of the grant date.

Trading Price and Volume

The Gold Royalty Shares and the IPO Warrants are listed for trading on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

The following table provides information as to the trading price ranges and monthly trading volumes of the Gold Royalty Shares on the NYSE American from the date of listing on March 9, 2021:

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
March 9 – 31, 2021	5.20	3.39	13,783,545
April 2021	5.00	4.45	1,865,350
May 2021	5.35	4.50	2,577,725
June 2021	7.08	4.29	8,875,339
July 2021	6.08	4.80	4,162,732
August 2021	5.13	4.1	5,378,667
September 2021	5.65	3.96	33,781,571
October 2021	5.60	4.92	10,274,471
November 2021	5.40	4.78	12,129,335
December 2021	5.15	4.56	13,151,005
January 1- 10, 2022	4.59	4.94	3,268,898

The following table provides information as to the trading price ranges and monthly trading volumes of the IPO Warrants on the NYSE American from the date of listing on March 9, 2021:

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
March 9 – 31, 2021	1.25	0.26	2,828,130
April 2021	1.20	0.89	295,580
May 2021	1.05	0.82	303,103
June 2021	1.20	0.83	833,648
July 2021	1.20	0.85	354,627
August 2021	0.95	0.75	256,004
September 2021	1.10	0.73	702,164
October 2021	1.23	0.91	564,308
November 2021	1.09	1.00	220,697
December 2021	1.13	0.89	224,719
January 1- 10, 2022	0.96	1.05	98,386

On December 17, 2021, the last full trading day on the NYSE American prior to the announcement of the Offer, the closing price of the Gold Royalty Shares was US$ 5.15 and the closing price of the IPO Warrants was US$ 1.02. On January 10, 2022, the last full trading day prior to the date of this Circular, the closing price of the Gold Royalty Shares on the NYSE American was US$4.65 and the closing price of the IPO Warrants was US$0.96.

Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

The following table sets forth escrowed securities and securities subject to contractual restrictions on transfer as of the date hereof:

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class(1)
Common Shares(2)	1,000,002	0.7%

____________

Notes:

1.	Based on 133,927,501 Gold Royalty Shares outstanding as of the date hereof.
2.	Restricted Gold Royalty Shares issued pursuant to restricted share awards granted to certain Gold Royalty and GoldMining’s officers and directors, subject to outstanding performance restrictions. See “Description of Share Capital – Restricted Share Awards”.

Principal Securityholders

As at the date hereof, GoldMining, an insider of Gold Royalty, owns 20,000,000 Gold Royalty Shares, representing approximately 14.9% of the number of Gold Royalty Shares issued and outstanding on a non-diluted basis.

9. Certain Information Concerning Elemental and the Elemental Shares

Authorized and Outstanding Capital

Elemental’s authorized share capital consists of an unlimited number of Elemental Shares. As of November 16, 2021, there were approximately 68,991,221 Elemental Shares issued and outstanding, 900,000 stock options and 2,895,109 performance share units. There are no other Convertible Securities outstanding. All of the Elemental Shares are without par value and entitle the holders thereof to receive notice of, attend and vote at all meetings of the shareholders of Elemental. Each Elemental Share carries one vote at such meetings. Holders of Elemental Shares are entitled to dividends as and when declared by the Elemental Board. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Elemental, after payment of all outstanding debts, the remaining assets of Elemental available for distribution will be distributed to the holders of Elemental Shares.

Dividend and Dividend Policy

Since becoming a public issuer, Elemental has not paid any cash dividends or distributions on its securities. Elemental does not have any restriction that could prevent it from paying dividends or distributions and has no dividend or distribution policy.

Prior to becoming a reporting issuer, Elemental’s predecessor, Elemental Royalties Limited (in this section, “ERL BVI”) paid the following dividends:

●	On June 14, 2019, ERL BVI issued 9,639 ordinary shares at US$3.00 per ERL BVI share as payment of US$28,917 of dividends.

●	On February 22, 2019, ERL BVI issued 8,358 ordinary shares at US$3.00 per ERL BVI share as payment of US$25,074 of dividends.

●	On May 28, 2018, ERL BVI issued 4,959 ordinary shares at US$1.80 per ERL BVI share as payment of US$8,926 of dividends.

●	On April 13, 2018, ERL BVI issued 9,443 ordinary shares at US$1.62 per ERL BVI share as payment of US$15,297 of dividends.

Price Range and Trading Volumes of the Shares

The Elemental Shares are listed and posted for trading on the TSX-V under the symbol “ELE”. The following table sets forth information relating to the trading of the Elemental Shares on the TSX-V for the months indicated.

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
2021
January	1.76	1.42	1,276,529
February	1.63	1.34	817,719
March	1.55	1.28	843,458
April	1.54	1.36	1,233,309
May	1.53	1.39	676,121
June	1.55	1.28	402,840
July	1.40	1.27	635,470
August	1.37	1.23	643,549
September	1.41	1.21	577,553
October	1.47	1.30	493,584
November	1.45	1.31	373,062
December	1.74	1.26	2,002,634
2022
January 1-10, 2022	1.63	1.68	320,195

On January 10, 2022, the closing price of the Elemental Shares on the TSX-V was C$1.64, and the closing price of the Gold Royalty Shares on the NYSE American was US$4.65.

10. Effect of the Offer on the Market for Elemental Shares; Stock Exchange Listing and Public Disclosure

Market for Shares

The purchase of Elemental Shares by the Offeror under the Offer or otherwise will reduce the number of Elemental Shares that might otherwise trade publicly and may reduce the number of Shareholders and, depending on the number of Elemental Shares purchased, could adversely affect the liquidity and market value of the remaining Elemental Shares held by the public.

Listing and Quotations

The rules and regulations of the TSX-V establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Elemental Shares from the TSX-V. Depending on the number of Elemental Shares purchased by the Offeror under the Offer or otherwise, it is possible that Elemental would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Elemental Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Elemental Shares. If the Offeror proceeds with a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Elemental to apply to delist the Elemental Shares from the TSX-V as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Elemental Shares are delisted from the TSX-V, the extent of the public market for the Elemental Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Elemental Shares publicly held and the aggregate market value of the Elemental Shares publicly held at such time, the interest in maintaining a market in Elemental Shares on the part of securities firms, whether Elemental remains subject to public reporting requirements in Canada, and other factors.

Continuous Disclosure Obligations of Elemental

After the purchase of the Elemental Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Elemental may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the Securities Laws of certain provinces of Canada. Furthermore, it may be possible for Elemental to cease to be a reporting issuer in any province or jurisdiction where only a small number of Shareholders reside. If permitted by Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Elemental to cease to be a reporting issuer under the Securities Laws of each of the provinces and territories of Canada in which it is a reporting issuer.

11. Comparison of Shareholder Rights

If the Offer is consummated, Shareholders will receive Gold Royalty Shares. As Gold Royalty is a corporation existing under the Laws of Canada, the rights of holders of Gold Royalty Shares are governed by the CBCA. The rights of Shareholders are currently governed by the BCBCA and by Elemental’s notice of articles and articles. Although the rights and privileges of shareholders under CBCA and the BCBCA are in many instances comparable, there are certain differences. Please refer to Schedule “A” attached hereto for a comparison of shareholder rights under the CBCA and the BCBCA.

12. Ownership of and Trading in Elemental Shares

As at the date hereof, the Offeror beneficially owns and exercises control or direction over, 277,100 Elemental Shares, representing 0.4% of the outstanding Elemental Shares. Such Elemental Shares are held by Abitibi Royalties, a wholly-owned subsidiary of the Offeror.

Other than as set out above, to the knowledge of the Offeror after reasonable enquiry, no Elemental Shares or other securities of Elemental are beneficially owned, and no control or direction is exercised over any of such securities, (i) by any associate or affiliate of the Offeror; (ii) any insider of the Offeror or by any associate or affiliate thereof; or (iii) any person acting jointly or in concert with the Offeror.

The Offeror indirectly acquired the 277,100 Elemental Shares referenced above on November 5, 2021 as an indirect result of its acquisition of Abitibi Royalties pursuant to the RZZ Arrangement. The Elemental Shares acquired pursuant to such transaction represented a nominal portion of the assets indirectly acquired pursuant to such transaction, representing less than 1.0% of the total assets of Abitibi Royalties as at June 30, 2021. In entering into and determining the consideration under the RZZ Arrangement, the Offeror valued securities of publicly traded companies held by Abitibi Royalties based on the market values of such securities, which in the case of the Elemental Shares was C$1.40 per share based on the closing price of the Elemental Shares on the TSX-V on September 3, 2021, being the trading day immediately preceding the date that the Offeror entered into the underlying arrangement agreement with Abitibi Royalties. The closing price of the Elemental Shares on the TSX-V on November 4, 2021, being the trading day immediately preceding the effective date of the RZZ Arrangement, was C$1.34 per share.

Other than as disclosed above, to the knowledge of the Offeror after reasonable enquiry, neither the Offeror nor any of its directors or officers, any associate or affiliate of the Offeror, any insider of the Offeror or any associate or affiliate thereof, or any person acting jointly or in concert with the Offeror purchased or sold any Elemental Shares or other securities of Elemental during the six-month period preceding the date of the Offer.

13. Commitments to Acquire Shares of Elemental

To the knowledge of the Offeror after reasonable enquiry, none of the Offeror, any of its directors or officers, any associate or affiliate of the Offeror, any insider of the Offeror or any associate or affiliate thereof, or any person acting jointly or in concert with the Offeror, have entered into any agreements, commitments or understandings to acquire any securities of Elemental Shares or other securities of Elemental, except as described in Section 14 of the Circular, “Arrangements, Agreements or Understandings”.

14. Arrangements, Agreements or Understandings

There are (i) no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of Elemental, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful, (ii) no agreements, commitments or understandings made or proposed to be made between the Offeror and any security holder of Elemental relating to the Offer, and (iii) no agreements, commitments or understandings between the Offeror and Elemental relating to the Offer. The Offeror is not aware of any agreement, commitment or understanding that could affect control of Elemental and that can reasonably be regarded as material to a Shareholder in deciding whether or not to deposit Elemental Shares under the Offer.

To the knowledge of the Offeror, there are no direct or indirect benefits of accepting or rejecting the Offer that will accrue to any insider of the Offeror or, to the knowledge of the Offeror, after reasonable enquiry, any director or officer of Elemental, any insider of Elemental or any associate or affiliate thereof, any associate or affiliate of Elemental or any person or company acting jointly or in concert with Elemental, other than those benefits that will accrue to Shareholders generally.

15. Benefits from the Offer

No person will receive any direct or indirect benefit from the consummation of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

16. Material Changes and Other Information Concerning Elemental

The Offeror has no information that indicates any material change in the affairs of Elemental since the date of the last published financial statements of Elemental other than as has been publicly disclosed by Elemental. The Offeror has no knowledge of any material fact concerning securities of Elemental that has not been generally disclosed by Elemental or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17. Regulatory Matters

In connection with the Offer, the approval on terms satisfactory to the Offeror of various domestic and foreign regulatory authorities having jurisdiction over the Offeror, and its subsidiaries and respective businesses, is required. The principal approvals required are described below.

Securities Regulatory Matters

The distribution of the Gold Royalty Shares under the Offer is being made pursuant to statutory exemptions from the prospectus requirements under applicable Canadian securities Laws. The resale of Gold Royalty Shares issued under the Offer is subject to restrictions under the Securities Laws of Canadian provinces and territories; however, the Shareholders in such provinces and territories will generally be able to rely on statutory exemptions from such restrictions.

The Offer to Purchase is being made in compliance with Canadian rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

A Registration Statement on Form F-4 has been filed with the SEC registering the Gold Royalty Shares offered to Shareholders pursuant to the Offer under the U.S. Securities Act. Such Gold Royalty Shares will not be subject to resale restrictions under the U.S. Securities Act, except for Gold Royalty Shares issued to any Shareholders who may be deemed “affiliates” (as defined in Rule 144 of the U.S. Securities Act) of the Offeror. Gold Royalty Shares acquired by such “affiliates” (as defined in Rule 144 of the U.S. Securities Act) of the Offeror may be resold only in a transaction registered under the U.S. Securities Act or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act. Shareholders who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with the Offeror, including the executive officers, directors and significant shareholders of the Offeror.

Stock Exchange Listing Requirements

Gold Royalty has applied to the NYSE American to list the Gold Royalty Shares that will be issued to Shareholders in connection with the Offer. Listing on the NYSE American will be subject to fulfillment of all the applicable listing requirements.

Australian FIRB Approval

Foreign investment in Australia is regulated by both the FATA and the Australian Government’s “Foreign Investment Policy” (“FIP”). The FATA and the FIP identify which foreign investment proposals need to be compulsorily notified for examination, which can be notified on a voluntary basis and which are exempt from review. The FATA and the FIP extend to indirect foreign investment, including the acquisition of non-Australian companies which happen to have Australian subsidiaries or Australian assets.

Under the FATA, foreign persons generally require FIRB approval before acquiring an interest in a mining tenement or the underlying land used to carry on a mining operation. From January 1, 2021, acquisitions of royalty interests in respect of mining tenements are exempt from foreign investment screening where they do not provide rights to occupy the land or have control or influence over the land. Elemental has not publicly disclosed the details of its royalty interests and whether they provide rights to occupy the land or whether Elemental or its subsidiaries has rights to control or influence the land, including through security interests or similar rights.

The Foreign Investment Review Board (“FIRB”), an Australian Government agency, examines foreign investment proposals and makes recommendations to the Federal Treasurer. The Federal Treasurer is ultimately responsible for approving or rejecting such proposals. FIRB and the Treasurer review foreign investment proposals against Australia’s national interest on a case-by-case basis. The Treasurer has the discretion to block proposals which are considered contrary to the national interest or impose conditions on the way proposals are implemented to ensure they do not operate contrary to the national interest. There is no fixed national interest test but FIRB and the Treasurer tend to take into account the impact of the proposal on matters such as Australia’s national security, Australian government policies including tax and competition and the economy and the community. The character of the investor is also a consideration. The Offeror is a foreign person for the purposes of the FATA and the FIP. While Elemental itself is a British Columbia company, it has several Australian subsidiaries which themselves hold royalty interests in Australian projects. This means that, while the proposed acquisition of Elemental Shares by the Offeror is not compulsorily notifiable to FIRB, the Treasurer would be empowered to unwind the acquisition if it was considered to be contrary to Australia’s national interest.

If it deems necessary, the Offeror will request relevant information from Elemental to make a determination as to whether FIRB approval is required. Failing receipt of such information or, on receipt thereof, if the Offeror determines that FIRB approval is required in connection with the Offer, the Offeror plans to voluntarily notify FIRB of the proposed acquisition and seek confirmation that the Australian Government has no objection to the acquisition. This obligation of the Offeror to complete the Offer is, among other things, subject to obtaining the Australian FIRB Approval, if required, on terms and conditions satisfactory to the Offeror.

Competition Act

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that certain classes of transactions that exceed the thresholds set out at Sections 109 and 110 of the Competition Act be notified to the Commissioner by the parties to the transaction. Subject to certain limited exceptions, the parties to a transaction covered under Part IX of the Competition Act cannot complete their transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner under the Competition Act (the “Commissioner”) and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 days after the day on which the parties to the transaction submit the prescribed information, provided that, prior to the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 days after compliance with such a request. A transaction may be completed prior to the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act.

Alternatively, or in addition to filing the prescribed information, a party to a transaction that is subject to Part IX of the Competition Act may apply to the Commissioner for an advance ruling certificate (an “ARC”) and/or a “no action” letter, which may be issued by the Commissioner in respect of a proposed transaction if he is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal, which is a specialized tribunal empowered to deal with certain matters under the Competition Act, including mergers, for an order challenging the merger under Section 92 of the Competition Act.

Upon receipt of a pre-merger notification from the Offeror, the Commissioner is required immediately to notify Elemental that the Commissioner has received from the Offeror the prescribed information. Elemental is required by the Competition Act to supply the Commissioner with the prescribed information within ten days after being so notified. Although Elemental is required to file certain information and documentary material with the Commissioner in connection with the Offer, neither Elemental’s failure to make such filings nor respond to a Supplementary Information Request made to it will extend the waiting period.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where it has been notified to the Commissioner under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order forbidding any person named in the application from doing any act or thing that it appears to the Competition Tribunal may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry; and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for an additional period of up to 30 days where the Competition Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger and if the Commissioner did issue an ARC request (a) the merger was completed within one year from when the ARC was issued; and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal under Section 92 of the Competition Act are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may order that a merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares; in addition to, or in lieu thereof, on consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action. The Competition Tribunal can issue an order under Section 92 of the Competition Act where it finds that the merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a market.

The Commissioner may, upon request, issue an ARC where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Alternatively, the Commissioner may issue a “no action” letter following a notification or an application for an ARC, indicating that he is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, for one year following substantial completion of the proposed transaction, his authority to so initiate proceedings should circumstances change.

The purchase of Elemental Shares pursuant to the Offer may require a pre-merger notification to the Commissioner and the Offeror’s acquisition of control of Elemental would be a “merger” for the purposes of the merger provisions of the Competition Act. Should the transaction be subject to pre-merger notification, the Offeror will request an ARC or a “no action letter” and file the prescribed information.

In the event that a pre-merger notification is required, the Offeror does not currently intend to take-up or pay for Elemental Shares deposited pursuant to the Offer unless all applicable waiting periods and any extensions thereof have expired or been waived without restraint or challenge, and the Commissioner has issued an ARC or a “no action” letter in respect of the acquisition of the Elemental Shares by the Offeror.

18. Acquisition of Elemental Shares Not Deposited Pursuant to the Offer

If the Offeror takes up and pays for Elemental Shares deposited under the Offer, it is the Offeror’s current intention that it will enter into one or more transactions to enable the Offeror to acquire all Elemental Shares not acquired under the Offer. There is no assurance that such transaction will be completed, and the Offeror expressly reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by holders of Elemental Shares holding at least 90% of the issued and outstanding Elemental Shares, other than Elemental Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates, the Offeror intends, to the extent possible, to acquire the Elemental Shares not deposited pursuant to the Offer pursuant to the provisions of Section 300 of the BCBCA (a “Compulsory Acquisition”) or by a Subsequent Acquisition Transaction (as more fully described under “Subsequent Acquisition Transaction” below) for consideration at least equivalent in value to the consideration paid pursuant to the Offer.

To exercise such statutory right, the Offeror must give notice (the “Offeror’s Notice”) to each holder of Elemental Shares to whom the Offer was made but who did not accept the Offer (and each person who subsequently acquires any such Elemental Shares) (in each case, a “Dissenting Offeree”) within five months after the date of the Offer of such proposed acquisition. If the Offeror’s Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Elemental Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by that Dissenting Offeree within two months after the date of the Offeror’s Notice.

Pursuant to any such application, the Court may fix the price and terms of payment for the Elemental Shares held by a Dissenting Offeree and make any such consequential orders and give any such directions as the Court considers appropriate. Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of) the Offeror, not earlier than two months after the date of the Offeror’s Notice, must send a copy of the Offeror’s Notice to Elemental and pay or transfer to Elemental the consideration representing the price payable by the Offeror for the Elemental Shares that are referred to in the Offeror’s Notice. On receiving a copy of the Offeror’s Notice and the consideration representing the price payable for the Elemental Shares referred to in the Offeror’s Notice, Elemental will be required to register the Offeror as the holder of those Elemental Shares. Any such amount received by Elemental must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Elemental, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

The foregoing is only a summary of the statutory right of a Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

The income tax consequences to a holder of Elemental Shares of a Compulsory Acquisition may differ from the income tax consequences to such holder having its Elemental Shares acquired pursuant to the Offer. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition if proposed.

Compelled Acquisition

Section 300(9) of the BCBCA provides that if the Offeror has not sent the Offeror’s Notice to each Dissenting Offeree within one month after becoming entitled to do so, the Offeror must send a written notice to each Dissenting Offeree stating that such Dissenting Offeree, within three months after receiving such notice, may require the Offeror to acquire the Elemental Shares held by such Dissenting Offeree. If a Dissenting Offeree requires the Offeror to acquire its Elemental Shares in accordance with these provisions, the Offeror must acquire those Elemental Shares for the same price and on the same terms contained in the Offer (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a holder of Elemental Shares. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

The income tax consequences to a holder of Elemental Shares of a Compelled Acquisition may differ from the income tax consequences to such holder having its Elemental Shares acquired pursuant to the Offer. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compelled Acquisition if proposed.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Elemental Shares under the Offer, the right of Compulsory Acquisition described above is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Elemental Shares not deposited under the Offer.

Such action may include causing one or more special meetings to be called of the then Shareholders to consider a statutory arrangement, amalgamation, merger, reorganization, amendment to Elemental’s articles, consolidation, recapitalization or similar transaction involving the Offeror and/or an affiliate of the Offeror and Elemental and/or the Shareholders for the purpose of Elemental becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of the Offeror (a “Subsequent Acquisition Transaction”). If the Offeror were to proceed with a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration to be paid to Shareholders pursuant to any such Subsequent Acquisition Transaction would be equal in value to and in the same form as the Offer Consideration payable under the Offer.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Elemental Shares pursuant to the BCBCA. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Elemental Shares. The fair value so determined could be more or less than the amount paid per Elemental Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Elemental Shares acquired pursuant to the Offer. If, after taking up Elemental Shares under the Offer, the Offeror owns at least 66 2/3% of the outstanding Elemental Shares on a fully- diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully- diluted basis pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Elemental Shares to be able to effect a Subsequent Acquisition Transaction. There can be no assurances that the Offeror will pursue a Compulsory Acquisition or Subsequent Acquisition Transaction.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Securities Law Requirements for Business Combinations

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Elemental Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Elemental Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. Moreover, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption thereunder, the “related party” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of Elemental for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and that therefore the “related party transaction” provision of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or an exemption under MI 61-101, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek discretionary relief from the applicable Securities Regulatory Authorities from the valuation requirements of MI 61-101). An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided herein). The Offeror currently intends that the consideration offered per Elemental Share under any Subsequent Acquisition Transaction proposed by it would be the same Offer Consideration offered to the Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror expects to rely on these exemptions.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the Offeror expects the provisions of the BCBCA and Elemental’s constating documents will require the approval of 66 2/3% of the votes cast by holders of the outstanding Elemental Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Elemental Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” Shareholders entitled to vote will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all Shareholders other than: (a) the Offeror (other than in respect of Elemental Shares acquired pursuant to the Offer as described below); (b) any “interested party” (within the meaning of MI 61-101); (c) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of its directors or senior officers; and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons.

MI 61-101 also provides that the Offeror may treat Elemental Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the Offer Consideration paid under the Offer; and (c) the Shareholder who tendered such Elemental Shares under the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer; (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer; or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Elemental Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Elemental Shares.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where, among other things, (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or bid (and which disclosure has been provided herein); and (d) the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer (the “De Minimis Exemption”).

In addition, MI 61-101 also excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where such benefit meets the criteria described in (a) to (c) of the previous paragraph and (i) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction or bid, in exchange for the equity securities beneficially owned by the related party, (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in clause (i) above, and (iii) the independent committee’s determination is disclosed in the directors’ circular (and which disclosure is provided therein) (the “Independent Committee Exemption”)

The Offeror currently intends that the consideration offered for Elemental Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the Offer Consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Elemental Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Other Alternatives

Although the Offeror may propose a Compulsory Acquisition or Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Elemental Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Elemental, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Elemental Shares in accordance with applicable Law, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Elemental Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise. Subject to applicable Law, any additional purchases of Elemental Shares could be at a price greater than, equal to, or less than the price to be paid for Elemental Shares under the Offer and could be for cash, securities and/or other form of consideration.

Alternatively, the Offeror may take no action to acquire additional Elemental Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Elemental Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the consideration paid for Elemental Shares under the Offer.

The tax consequences to a Shareholder of any such alternatives to a Compulsory Acquisition, Compelled Acquisition, or Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal and tax advisors for a determination of their rights and the consequences with respect to such alternatives if such alternatives are proposed.

See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Elemental Shares”.

19. Shareholder Rights Plan

The following is a summary of certain material provisions of the Shareholder Rights Plan. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shareholder Rights Plan, which has been filed and is available on SEDAR under Elemental’s profile at www.sedar.com.

Elemental and Computershare Trust Company of Canada (the “SRP Rights Agent”) entered into the shareholders rights plan agreement dated December 30, 2021. Pursuant to the Shareholder Rights Plan, Elemental issued one SRP Right in respect of each outstanding Elemental Share and authorized the issuance of one SRP Right for each Elemental Share issued thereafter. The SRP Rights are attached to the Elemental Shares and are not exercisable until the “Separation Time”, which is defined under the Shareholder Rights Plan to mean the close of business (Vancouver time) on the tenth Trading Day (as defined below) after the earlier of: (a) the date of the first public announcement or disclosure by Elemental or an offeror under a take-over bid or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person; (b) the date of the commencement of, or first public announcement of the intent of any person (other than Elemental or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid); and (c) the date that a Permitted Bid or a Competing Permitted Bid, as the case may be, ceases to qualify as such.

Until the Separation Time, the SRP Rights are not exercisable and no SRP Rights may be exercised. From and after the Separation Time and prior to the Expiration Time (as defined in the Shareholder Rights Plan), each SRP Right entitles the holder thereof to purchase one Elemental Share at an exercise price (the “Exercise Price”) equal to the greater of C$20.00 and three times the Market Price (as defined below) per share, as at the Separation Time subject to adjustment in certain events.

A transaction in or pursuant to which any person (an “Acquiring Person”) becomes the Beneficial Owner (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) other than as a result of certain exempt transactions and certain other exceptions (including, without limitation, acquisitions pursuant to a Permitted Bid (as defined in the Shareholder Rights Plan)) is referred to as a “Flip-In Event”.

In the event that prior to the Expiration Time a Flip-In Event shall occur, each SRP Right shall constitute, effective from and after the later of its date of issue and at the close of business on the tenth Trading Day after the Stock Acquisition Date (as defined below) (or such later date as may be acquired to comply with the requirements of the Securities Act (Ontario) and any comparable legislation of any applicable jurisdiction), the right to purchase from Elemental, upon exercise thereof in accordance with the terms of the Shareholder Rights Plan, that number of Voting Shares (as defined in the Shareholder Rights Plan) having an aggregate Market Price on the date of consummation or occurrence of such Flip-In Event equal to twice the Exercise Price for an amount in cash equal to the SRP Exercise Price, subject to adjustment. However, SRP Rights held by an Acquiring Person, any nominee, affiliate or associate of an Acquiring Person, any person acting jointly or in concert with an Acquiring Person or any nominee, affiliate or associate of an Acquiring Person, or a transferee or other successor in title of SRP Rights held by an Acquiring Person, any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person or an affiliate or associate of an Acquiring Person, would become null and void upon the occurrence of a Flip-In Event.

“Stock Acquisition Date” means the first date of public announcement (which for the purposes of such definition, includes, a report filed pursuant to Part 5 of NI 62-104 or pursuant to Section 13(d) of the U.S. Exchange Act) by Elemental or an Acquiring Person of facts indicating that an Acquiring Person has become such. “Market Price” per share of any securities on any date means the average of the daily closing sale prices per security of such class on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances). “Trading Day” when used with respect to any securities, means the day on which the securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange or national securities quotation system, a Business Day.

Until the Separation Time (or the earlier redemption, termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Elemental Shares or by book-entry form registration for the associated Elemental Shares and will be transferable only together with the associated Elemental Shares. From and after the Separation Time and prior to the Expiration Time, the SRP Rights will be exercisable and the registration and transfer of SRP Rights will be separate from and independent of the Elemental Shares. Promptly following the Separation Time, Elemental will determine whether it wishes to issue separate certificates evidencing the rights (“Rights Certificates”) or whether it will maintain the SRP Rights in book entry form. In the event that Elemental determines to maintain the SRP Rights in book-entry form, it will put in place such alternative procedures as are directed by the SRP Rights Agent to be maintained in book entry form. In the event that Elemental determines to issue a Rights Certificate, it will prepare and the SRP Rights Agent will mail to each holder of Elemental Shares of record at the Separation Time (other than the Acquiring Person and certain other persons set out in the Shareholder Rights Plan), together with a description of the SRP Rights.

The Shareholder Rights Plan does not apply to certain types of transactions, including, without limitation, Permitted Bids and Competing Permitted Bids. A “Permitted Bid” is a take-over bid which, among other things: (i) is made to all registered holders of Voting Shares other than the “Offeror”, being a person who has announced, and has not withdrawn, an intention to make or who has made and not withdrawn a take-over bid, other than a person who has completed a Permitted Bid, a Competing Permitted Bid or certain other specified exempt acquisitions; (ii) contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that: (A) no Voting Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than one hundred and five (105) days following the date of the take-over bid, or such shorter minimum period that the take-over bid must remain open for deposits of securities pursuant to section 2.28.2 or section 2.28.3 of NI 62-104; and (B) unless at the close of business on the date Voting Shares are first taken up or paid for under such take-over bid, more than more than 50% of the then outstanding Voting Shares held by independent shareholders have been deposited or tendered pursuant to the takeover bid and have not been withdrawn; (iii) the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, Voting Shares may be deposited pursuant to such take-over bid at any time during the period described in (ii)(A) above and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and (iv) the take-over bid contains an irrevocable and unqualified provision, that unless the take-over bid is withdrawn, in the event that the deposit condition set forth in (ii)(B) above is satisfied the offeror will make a public announcement of that fact and the take-over bid will be extended for a period of not less than 10 Business Days from the date of such public announcement. The Offer does not meet item (iv) of the definition of “Permitted Bid” in the preceding sentence as the 10-Day Mandatory Extension Period under the Offer references a 10 calendar day (not Business Day) period in accordance with the requirements of NI 62-104.

The Shareholder Rights Plan allows for a Competing Bid to be made while a Permitted Bid is in existence. A “Competing Permitted Bid” is a take-over bid which, among other things: (i) is made while another Permitted Bid is in existence; and (ii) satisfies all of the components of the definition of a Permitted Bid except that the requirement set out in (ii)(A) in the paragraph above will be satisfied if the competing take-over bid contains, and the take up and payment for securities tendered or deposited thereunder will be subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Competing Bid prior to the close of business on the date that is no earlier than the date which is the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities pursuant NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid, provided, however, that a take-over bid that qualified as a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such take-over bid ceases to meet any of the requirement of the definition set forth in the Shareholder Rights Plan.

Under the Shareholder Rights Plan, the Elemental Board has the discretion, prior to the occurrence of a Flip-In Event that would occur by reason of a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, to waive the application of the Shareholder Rights Plan to such Flip-In Event, upon written notice delivered to the SRP Rights Agent and provided that, in such case, the Elemental Board will be deemed to have waived the application of such provisions to any other Flip-In Event made by means of a take-over bid circular to all holders of Voting Shares that is made prior to the expiry of any take-over bid in respect of which a waiver is, or is deemed to have been granted. The Elemental Board also has the right, with the prior consent of the holders of Voting Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-In Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of C$0.00001 per SRP Right, subject to certain adjustments.

It is a condition of the Offer that the Offeror shall have determined, in its sole judgment, that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror, either before or upon the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction and: (i) the Elemental Board shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Elemental Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued, and no notice of appeal or appeal shall have been filed, that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Elemental Shares upon the exercise of the SRP Rights in relation to the purchase of Elemental Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect; (iii) a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise be or have been held to be unexercisable or unenforceable in relation to the Elemental Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

20. Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge by contacting Gold Royalty by telephone at (604) 396-3066 or North America Toll Free 1-833-396-3066. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com.

The following documents of Gold Royalty are filed with the various securities commissions or similar authorities in all of the provinces and territories of Canada and are specifically incorporated by reference into and form an integral part of the Circular:

(a)	the Annual Report;

(b)	the audited consolidated financial statements of the Offeror for the for the financial years ended September 30, 2021 and 2020, together with the independent registered public accounting firm’s report thereon and the notes thereto;

(c)	the management’s discussion and analysis of the Offeror for the year ended September 30, 2021, dated December 23, 2021;

(d)	the business acquisition report dated September 27, 2021, with respect to the acquisition of Ely Gold (the “Ely BAR”);

(e)	the business acquisition report dated November 15, 2021, with respect to the acquisitions of Abitibi Royalties and Golden Valley (the “RZZ and GZZ BAR”); and

(f)	the management information circular dated December 14, 2021 in respect of the annual meeting of shareholders of Gold Royalty to be held on February 9, 2022.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Gold Royalty with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and before the Expiry Date, are deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained or otherwise accessed through Gold Royalty’s website, www.goldroyalty.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com, does not form part of this Circular.

Pursuant to a decision dated January 10, 2022 issued by the Autorité des marchés financiers (Québec), Gold Royalty obtained permanent relief from the requirement to translate into the French language this Offer to Purchase and Circular, including documents incorporated by reference and certain other material contained in this Offer to Purchase and Circular, on the condition that it would provide a summary of the Circular to Shareholders in Québec.

21. Unaudited Pro forma Condensed Combined Financial Statements

Shareholders should refer to Schedule “B” to this document for the unaudited pro forma condensed combined statement of financial position of the Offeror as at September 30, 2021 and the unaudited pro forma condensed combined statement of loss of the Offeror for the financial year ended September 30, 2021, giving effect to the proposed acquisition of all outstanding Elemental Shares under the Offer, as set out therein. Such unaudited pro forma condensed combined financial statements have been prepared using certain of the Offeror’s, Ely Gold’s, Golden Valley’s, Abitibi Royalties’ and Elemental’s respective financial statements as more particularly described in the notes to the unaudited pro forma condensed combined financial statements. In preparing the unaudited pro forma condensed combined financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed combined financial statements. Such unaudited pro forma condensed combined financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the Offer will differ from such unaudited pro forma condensed combined financial statements. Any potential synergies that may be realized following consummation of the Offer have been excluded from such unaudited pro forma condensed combined financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma condensed combined financial statements.

22. Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Shareholder who, for purposes of the Tax Act, holds Elemental Shares and will hold Gold Royalty Shares, including the associated SRP Rights, received pursuant to the Offer as capital property, deals at arm’s length with, and is not affiliated with, Elemental or the Offeror, and who disposes of Elemental Shares, including the associated SRP Rights, to the Offeror pursuant to the Offer or otherwise disposes of Elemental Shares, including the associated SRP Rights, pursuant to certain transactions described in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Under the Offer”.

Elemental Shares, including the associated SRP Rights, and Gold Royalty Shares generally will be considered capital property to a Shareholder for purposes of the Tax Act unless the Shareholder holds such properties in the course of carrying on a business of buying and selling securities or the Shareholder has acquired or holds such properties in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to persons holding Convertible Securities or other conversion or exchange rights to acquire Elemental Shares, or persons who acquired Elemental Shares on the exercise of Convertible Securities. In addition, this summary does not apply to a Shareholder: (i) that is a “specified financial institution” for the purposes of the Tax Act; (ii) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (iii) an interest in which is, or whose Elemental Shares are, a “tax shelter investment”, as defined in the Tax Act, (iv) that has made a “functional currency” election under section 261 of the Tax Act, (v) that is a “foreign affiliate” of a taxpayer resident in Canada, as defined in the Tax Act; (vi) that has entered into or will enter into a “synthetic disposition agreement”, or a “derivative forward agreement”, each as defined in the Tax Act, in respect of the Elemental Shares or Gold Royalty Shares; (vii) that receives dividends on Gold Royalty Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; (viii) that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Gold Royalty Shares, controlled by a non-resident person, or by a group of non-resident persons not dealing with each other at arm’s length for purposes of the Tax Act, for purposes of the “foreign affiliate dumping” rules of the Tax Act; (ix) that is exempt from Part I tax under the Tax Act, or (x) which is a partnership or trust. In addition, this summary does not address the deductibility of interest by a Shareholder who has borrowed money or otherwise incurred debt in connection with the acquisition of Elemental Shares or Convertible Securities. Any such Shareholder should consult its own tax advisor.

This summary is based on the assumption that there is no value to the SRP Rights and no amount of consideration paid by the Offeror will be allocated to the SRP Rights.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Elemental Shares, including the associated SRP Rights, acquired based on their particular circumstances, including the application and effect of the income and other taxes of any country, province or other jurisdiction in which the Shareholders reside or carry on business.

Shareholders Resident in Canada

The following portion of the summary is applicable only to a Shareholder who, for purposes of the Tax Act and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Shareholder”). Certain Resident Shareholders whose Elemental Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Elemental Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Shareholders contemplating such an election should first consult their own tax advisors.

Exchange of Elemental Shares Pursuant to the Offer

In general, a Resident Shareholder who exchanges Elemental Shares for Gold Royalty Shares pursuant to the Offer will not realize a capital gain (or capital loss) in respect of the exchange unless such Resident Shareholder elects to report such capital gain (or capital loss) in its Canadian income tax return for the year in which the exchange occurs.

In general, except where (a) such a Resident Shareholder has, in the Resident Shareholder’s Canadian income tax return for the year of exchange, included any portion of the gain or loss otherwise determined from the disposition of an Elemental Share, or (b) immediately after the exchange, such a Resident Shareholder or persons with whom such a Resident Shareholder does not deal at arm’s length for purposes of the Tax Act or such a Resident Shareholder together with such persons either controls the Offeror or beneficially owns shares of the capital stock of the Offeror having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of the Offeror, the Resident Shareholder will be deemed to have disposed of each of the Resident Shareholder’s Elemental Shares for proceeds of disposition equal to the adjusted cost base of such Elemental Shares immediately before the disposition, and, in exchange therefor, will be deemed to have acquired Gold Royalty Shares at a cost equal to such adjusted cost base.

If a Resident Shareholder separately owns other Gold Royalty Shares as capital property at the time of the exchange of Elemental Shares for Gold Royalty Shares pursuant to the Offer, the adjusted cost base of all Gold Royalty Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the Gold Royalty Shares acquired on the exchange with the adjusted cost base of those other Gold Royalty Shares.

A Resident Shareholder who exchanges Elemental Shares for Gold Royalty Shares pursuant to the Offer may, if the Resident Shareholder chooses, recognize all (but not less than all) of the capital gain or capital loss in respect of such disposition of Elemental Shares by reporting such capital gain or capital loss in the Resident Shareholder’s income tax return for the taxation year during which the disposition occurs. In those circumstances, the Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Gold Royalty Shares received on the exchange (as at the time of the exchange) exceeds (or is exceeded by) the sum of the adjusted cost base of the Elemental Shares exchanged therefor and any reasonable costs associated with the disposition, and will acquire such Gold Royalty Shares at a cost equal to their fair market value at the time of the exchange. A Resident Shareholder will not be able to choose to recognize a portion only of the capital gain (or capital loss) otherwise realized on a disposition of Elemental Shares. Capital gains (or capital losses) will be subject to the tax treatment described below under “Taxation of Capital Gains and Losses”.

In general, a Resident Shareholder who disposes of SRP Rights pursuant to the Offer will realize a capital loss in respect of such disposition equal to the adjusted cost base of such SRP Rights. Capital losses will be subject to the tax treatment described below under “Taxation of Capital Gains and Losses”. Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their SRP Rights.

Taxation of Capital Gains and Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. Such a Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by it in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of an Elemental Share or a Gold Royalty Share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to which these rules may be relevant should consult their own advisors.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains, interest and certain dividends. Capital gains realized by a Resident Shareholder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Disposition of Elemental Shares Pursuant to a Compulsory or Compelled Acquisition

As discussed under “Compulsory Acquisition”, and “Compelled Acquisition” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Under the Offer”, the Offeror may, in certain circumstances, acquire or be required to acquire Elemental Shares, including the associated SRP Rights, not deposited pursuant to the Offer pursuant to a Compulsory Acquisition or a Compelled Acquisition.

The income tax consequences to a Resident Shareholder of a disposition of Elemental Shares, including the associated SRP Rights, in consideration for Gold Royalty Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition will be as described above (see “Shareholders Resident in Canada – Exchange of Elemental Shares Pursuant to the Offer”, above), provided the Court does not alter any of the terms of the Offer or provide any directions that would change the results of the Offer. If the Court alters any of the terms of the Offer or provides any directions that would change the results of the Offer, the tax consequences will be as described below under “Disposition of Elemental Shares Pursuant to a Subsequent Acquisition Transaction or Other Alternatives”. The Resident Shareholder will be required to include in computing its income any interest awarded by the court in connection with a Compulsory Acquisition.

Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Elemental Shares, including the associated SRP Rights, acquired pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Elemental Shares Pursuant to a Subsequent Acquisition Transaction or Other Alternatives

As described under “Subsequent Acquisition Transaction” and “Other Alternatives” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Under the Offer”, if the Offeror does not acquire all of the Elemental Shares pursuant to the Offer or by means of a Compulsory Acquisition or a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Elemental Shares, including the associated SRP Rights.

The income tax treatment of a Subsequent Acquisition Transaction or other alternative to a Resident Shareholder will depend upon the exact manner in which the alternative transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such Subsequent Acquisition Transaction or other alternative until the form of such Subsequent Acquisition Transaction or other alternative is determined. However, the income tax consequences of such Subsequent Acquisition Transaction or other alternative may differ from those arising on the disposition of Elemental Shares, including the associated SRP Rights, under the Offer and will depend on the particular form and circumstances of the Subsequent Acquisition Transaction or other alternative. Depending on the form of the Subsequent Acquisition Transaction or other alternative, a Resident Shareholder may realize a capital gain (or capital loss) and/or be deemed to receive a dividend. No opinion is expressed herein as to the income tax consequences of any such Subsequent Acquisition Transaction or other alternative to a Resident Shareholder.

Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Elemental Shares, including the associated SRP Rights, acquired pursuant to a Subsequent Acquisition Transaction or other alternative.

Potential Delisting

As described in Section 10 of the Circular, “Effect of the Offer on the Market for Elemental Shares; Stock Exchange Listing and Public Disclosure”, the Elemental Shares may cease to be listed on the TSX-V following the completion of the Offer or, as applicable, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

Resident Shareholders who do not exchange their Elemental Shares pursuant to the Offer are cautioned that, if the Elemental Shares are no longer listed on a “designated stock exchange” (which currently includes the TSX-V) and Elemental ceases to be a “public corporation” for purposes of the Tax Act, the Elemental Shares may not be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”), tax-free savings accounts (“TFSAs”) (collectively, “Registered Plans”) or deferred profit-sharing plans, each as defined in the Tax Act. Resident Shareholders who hold Elemental Shares in such manner should consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Taxation of Dividends on and the Disposition of Gold Royalty Shares

Dividends received or deemed to be received on Gold Royalty Shares by a Resident Shareholder who is an individual (including a trust) will be included in computing the individual’s income for tax purposes (other than certain trusts) and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from a “taxable Canadian corporation”, as defined in the Tax Act. A dividend will be eligible for the enhanced gross-up and dividend tax credit for an “eligible dividend”, as defined in the Tax Act, paid by taxable Canadian corporations, to the extent that such dividend is properly designated by the Offeror as an eligible dividend.

A Resident Shareholder that is a corporation will include dividends received or deemed to be received on Gold Royalty Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Shareholder that is a corporation as proceeds of disposition or capital gain. Resident Shareholders that are corporations should consult their own tax advisors having regard to their own circumstances.

Certain corporations, including “private corporations” and “subject corporations”, as such terms are defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 38 1/3% of the dividends received or deemed to be received on Gold Royalty Shares to the extent that such dividends are deductible in computing taxable income.

The disposition or deemed disposition of Gold Royalty Shares by a Resident Shareholder (other than to the Offeror) will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the holder of those shares immediately before the disposition. See “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” above for a general description of the treatment of capital gains (and losses) under the Tax Act.

Eligibility of Gold Royalty Shares for Investment

Based on the current provisions of the Tax Act, the Gold Royalty Shares will be qualified investments under the Tax Act for a trust governed by a Registered Plan or a deferred profit -sharing plan, at any particular time, provided that, at that time, the Gold Royalty Shares are listed on a “designated stock exchange” or Gold Royalty is a “public corporation” (each as defined in the Tax Act).

In July 2017, the NYSE MKT, which was listed by the Department of Finance (Canada) as a “designated stock exchange”, was rebranded as NYSE American. The Department of Finance (Canada) has not yet confirmed that NYSE American is a “designated stock exchange” for purposes of the Tax Act. As a result, it is not clear whether the Gold Royalty Shares will be considered as being listed on a “designated exchange” for purposes of the Tax Act. As such, Gold Royalty can provide no assurance that the Gold Royalty Shares are eligible for investment through a Registered Plan or a deferred profit-sharing plan.

Notwithstanding that Gold Royalty Shares may be qualified investments for a trust governed by a Registered Plan, the annuitant, holder or subscriber of the particular Registered Plan will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act). The Gold Royalty Shares will generally not be a “prohibited investment” for a Registered Plan provided that (i) the holder, subscriber or the annuitant of the particular Registered Plan, as the case may be, deals at arm’s length with Gold Royalty for purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in Gold Royalty or (ii) Gold Royalty Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for a Registered Plan. Resident Shareholders should consult their own tax advisors to ensure that the Gold Royalty Shares would not be a prohibited investment for a Registered Plan in their particular circumstances.

Shareholders Not Resident in Canada

This part of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Elemental Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). This part of the summary is not applicable to Non-Resident Shareholders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Exchange of Elemental Shares Pursuant to the Offer

Generally, a Non-Resident Shareholder who exchanges Elemental Shares for Gold Royalty Shares pursuant to the Offer will not realize a capital gain (or capital loss) in respect of the exchange unless such Non-Resident Shareholder elects to report such capital gain (or capital loss) in its Canadian income tax return for the year in which the exchange occurs. Generally, and subject to the additional comments below, a Non-Resident Shareholder will be subject to the same treatment as described above under “Shareholders Resident in Canada – Exchange of Elemental Shares Pursuant to the Offer”.

In addition, a Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain (or capital loss) realized on a disposition of Elemental Shares, including the associated SRP Rights, pursuant to the Offer unless the Non-Resident Shareholder’s Elemental Shares, or SRP Rights, respectively, constitute “taxable Canadian property” other than “treaty-protected property”, as defined in the Tax Act, of such Non-Resident Shareholder.

Generally, an Elemental Share will not be “taxable Canadian property” to a Non-Resident Shareholder at a particular time provided that such share is listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX-V), unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Shareholder, alone or together with persons with whom the Non- Resident Shareholder did not deal at arm’s length and partnerships in which the Non-Resident Shareholder or persons with whom the Non-Resident Shareholder did not deal at arm’s length hold a membership interest (directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the capital stock of Elemental, and (ii) more than 50% of the fair market value of the Elemental Share was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Elemental Shares may be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Generally, an SRP Right will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that the SRP Right is not an option in respect of, or an interest in, or for civil law a right in, a property that is (i) real or immovable property situated in Canada, or (ii) a share of a capital stock of a corporation that is or would be taxable Canadian property to the Non-Resident Shareholder.

In the event that any of the Elemental Shares or SRP Rights constitute or are deemed to constitute taxable Canadian property to any Non-Resident Shareholder, the Non-Resident Shareholder may be entitled to relief pursuant to the provisions of an applicable income tax treaty or convention. Elemental Shares or SRP Rights owned by a Non-Resident Shareholder will generally be treaty-protected property of a Non-Resident Shareholder if the gain from the disposition of such shares or SRP Rights, respectively, would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Shareholder is resident for purposes of such treaty and in respect of which the Non-Resident Shareholder is entitled to receive benefits thereunder, be exempt from tax under Part I of the Tax Act.

A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may be required to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax in respect of such disposition.

Where a Non-Resident Shareholder’s Elemental Shares are taxable Canadian property and the Non-Resident Shareholder does not choose to recognize a capital gain (or capital loss) in its Canadian income tax return on the exchange of such Elemental Shares for Gold Royalty Shares pursuant to the Offer, the Gold Royalty Shares received in exchange for such Elemental Shares will be deemed at any time that is within 60 months of the exchange to be taxable Canadian property to such Non-Resident Shareholder.

Non-Resident Shareholders whose Elemental Shares or SRP Rights, may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential tax consequences to them of exchanging their Elemental Shares for Gold Royalty Shares and disposing of SRP Rights pursuant to the Offer having regard to their particular circumstances.

Disposition of Elemental Shares Pursuant to a Compulsory or Compelled Acquisition

As discussed under “Compulsory Acquisition”, and “Compelled Acquisition” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Under the Offer”, the Offeror may, in certain circumstances, acquire or be required to acquire Elemental Shares not deposited pursuant to the Offer pursuant to a Compulsory Acquisition or a Compelled Acquisition.

A Non-Resident Shareholder whose Elemental Shares or SRP Rights, respectively, do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain (or capital loss) realized on the disposition of Elemental Shares or SRP Rights by way of a Compulsory Acquisition or a Compelled Acquisition. Whether an Elemental Share or SRP Right is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition or a Compelled Acquisition generally will be determined as described above (see “Shareholders Not Resident in Canada – Exchange of Elemental Shares Pursuant to the Offer”, above), provided the Court does not alter any of the terms of the Offer or provide any directions that would change the results of the Offer, except that where the Elemental Shares cease to be listed on a designated stock exchange, more stringent rules described below will apply (see “Shareholders Not Resident in Canada – Potential Delisting”, below). If the Court alters any of the terms of the Offer or provides any directions that would change the results of the Offer, the tax consequences will be as described below under “Disposition of Elemental Shares Pursuant to a Subsequent Acquisition Transaction or Other Alternatives”.

The income tax consequences of a disposition of Elemental Shares or SRP Rights in consideration for Gold Royalty Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition by a Non-Resident Shareholder whose Elemental Shares or SRP Rights are taxable Canadian property for purposes of the Tax Act generally will be as described above (see “Shareholders Not- Resident in Canada – Exchange of Elemental Shares Pursuant to the Offer”, above).

Generally, where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Elemental Shares or SRP Rights acquired pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Elemental Shares Pursuant to a Subsequent Acquisition Transaction or Other Alternatives

As described under “Subsequent Acquisition Transaction” and “Other Alternatives” in Section 18 of the Circular, “Acquisition of Elemental Shares Not Deposited Under the Offer”, if the Offeror does not acquire all of the Elemental Shares pursuant to the Offer or by means of a Compulsory Acquisition or a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Elemental Shares.

The income tax treatment to a Non-Resident Shareholder of a Subsequent Acquisition Transaction or other alternative will depend upon the exact manner in which the Subsequent Acquisition Transaction or other alternative is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such Subsequent Acquisition Transaction or other alternative until the form of such Subsequent Acquisition Transaction or other alternative is determined. However, the income tax consequences of such Subsequent Acquisition Transaction or other alternative may differ from those arising on the disposition of Elemental Shares and SRP Rights under the Offer and will depend on the particular form and circumstances of the Subsequent Acquisition Transaction or other alternative.

Depending on the form of the Subsequent Acquisition or other alternative, a Non-Resident Shareholder may realize a capital gain (or capital loss) and/or be deemed to receive a dividend. Whether or not a Non-Resident Shareholder would be subject to tax under the Tax Act on any such capital gain generally would depend on whether the Elemental Shares are “taxable Canadian property” of the Non-Resident Shareholder for the purposes of the Tax Act at the time of the disposition and whether the Non-Resident Shareholder is entitled to relief under an applicable tax treaty or convention.

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (the “Convention”), where dividends are paid to or derived by a Non-Resident Shareholder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Generally, where interest is paid or credited to a Non-Resident Shareholder in connection with a Subsequent Acquisition Transaction or other alternative, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act.

No opinion is expressed herein as to the income tax consequences of any such Subsequent Acquisition Transaction or other alternative to a Non-Resident Shareholder.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Elemental Shares and SRP Rights acquired pursuant to a Subsequent Acquisition Transaction or other alternative.

Potential Delisting

As described in Section 10 of the Circular, “Effect of the Offer on the Market for Elemental Shares; Stock Exchange Listing and Public Disclosure”, the Elemental Shares may cease to be listed on the TSX-V following the completion of the Offer and may not be listed on the TSX-V at the time of their disposition pursuant to a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Shareholders who do not dispose of their Elemental Shares pursuant to the Offer are cautioned that Elemental Shares that are not listed on a designated stock exchange at the time of their disposition will be considered taxable Canadian property of the Non-Resident Shareholder if, at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Elemental Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). In addition, an SRP Right of such a Non-Resident Shareholder will be considered to be taxable Canadian property to the Non-Resident Shareholder where the SRP Right is considered to be an option in respect of, or an interest in, or for civil law a right in, a share of a capital stock of a corporation that is or would be taxable Canadian property to the Non-Resident Shareholder.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Elemental Shares may be deemed to be taxable Canadian property.

If the Elemental Shares are taxable Canadian property of the Non-Resident Shareholder at the time of their disposition, and are not treaty-protected property of the Non-Resident Shareholder for purposes of the Tax Act, the Non-Resident Shareholder may be subject to tax under the Tax Act in respect of any capital gain realized on a disposition other than pursuant to the Offer. Furthermore, if the Elemental Shares are not listed on a recognized stock exchange (which currently includes the TSX-V) at the time of their disposition and are not treaty-protected property of the Non-Resident Shareholder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder with the result that, among other things, the Offeror is required to deduct or withhold 25% from any payment made to the Non-Resident Shareholder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Shareholder’s liability for tax under the Tax Act unless the Offeror has received a clearance certificate issued pursuant to section 116 of the Tax Act relating to the disposition of a Non-Resident Shareholder’s Elemental Shares which is sufficient to eliminate such a remittance requirement for the Offeror.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential tax consequences to them of not disposing of their Elemental Shares and SRP Rights under the Offer and of any potential delisting of the Elemental Shares.

Taxation of Dividends on and the Disposition of Gold Royalty Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Shareholder on Gold Royalty Shares will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding tax to which the Non-Resident Shareholder is entitled under any applicable tax treaty or convention that is in force at the time of the payment, credit or deemed payment or credit of such dividends. For example, under the Convention, where dividends are paid to or derived by a Non-Resident Shareholder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Any capital gain realized on the disposition or deemed disposition of a Gold Royalty Share by a Non-Resident Shareholder (other than to the Offeror) will not be subject to tax under the Tax Act unless such share constitutes taxable Canadian property other than treaty-protected property to that Non-Resident Shareholder.

In July 2017, NYSE MKT, which was listed by the Department of Finance (Canada) as a “designated stock exchange”, was rebranded as NYSE American. The Department of Finance (Canada) has not yet confirmed that NYSE American is a “designated stock exchange” for purposes of the Tax Act. As a result, it is not clear whether the Gold Royalty Shares will be considered as being listed on a “designated exchange” for purposes of the Tax Act. In these circumstances, the Gold Royalty Shares will be “taxable Canadian property” for purposes of the Tax Act if, at any particular time during the last 60-months, more than 50% of the fair market value of the Gold Royalty Share was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Tax Act), (iii) “timber resource properties” (as that term is defined in the Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists.

See the discussion regarding taxable Canadian property and treaty-protected property above in “Shareholders Not Resident in Canada – Exchange of Elemental Shares Pursuant to the Offer”.

Non-Resident Shareholders whose Gold Royalty Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

23. Certain United States Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences of exchanging Elemental Shares (which for purposes of this summary shall include the associated SRP Rights) for Gold Royalty Shares pursuant to the Offer. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, referred to in this section as the “Code,” U.S. Treasury Regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service, referred to in this section as the “IRS,” judicial decisions of the U.S. courts, and the Canada-United States Income Tax Convention (1980), as amended, referred to as the U.S.- Canada tax treaty, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. federal income tax treatment of the Offer discussed in this summary, possibly with retroactive effect.

This summary is based on certain assumptions and is subject to the limitations and qualifications set forth in this summary. The assumptions on which the summary is based include that there are no changes in existing facts and law, and that the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction is completed in the manner contemplated in this Circular. This summary also assumes that the SRP Rights do not have any value and no consideration paid by the Offeror will be allocated to the SRP Rights. If any of these assumptions is not correct, the summary cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Offer and of the ownership and disposition of Gold Royalty Shares received pursuant to the Offer could differ significantly and adversely from those described in this summary.

This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or non-U.S. tax law. In addition, this summary does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a holder of Elemental Shares, nor to a holder of Elemental Shares with a special status, such as:

●	a person that owns, has owned, or will own 5% or more (by voting power or value, and taking into account certain attribution rules) of the issued and outstanding Elemental Shares or Gold Royalty Shares;

●	a broker, dealer or trader in securities or currencies, or any person who owns Elemental Shares or Gold Royalty Shares other than as capital assets within the meaning of Section 1221 of the Code;

●	a bank, mutual fund, life insurance company or other financial institution;

●	a tax-exempt organization;

●	a real estate investment trust or regulated investment company;

●	a qualified retirement plan or individual retirement account;

●	a person that holds or will hold the Elemental Shares or Gold Royalty Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

●	a partnership, S corporation or other “pass-through” entity, as determined for U.S. federal income tax purposes;

●	an investor in a partnership, S corporation or other “pass-through” entity, as determined for U.S. federal income tax purposes;

●	a person whose functional currency for tax purposes is not the U.S. dollar;

●	a passive foreign investment company, controlled foreign corporation or corporation that accumulates earnings to avoid U.S. federal income tax; or

●	a person liable for alternative minimum tax.

Unless otherwise specifically indicated, this summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Offer including, without limitation, the exercise or sale of any Convertible Securities or other right to acquire Elemental Shares.

It is assumed for purposes of this summary that Elemental is not, has not at any time been and will not upon closing of the Offer be a “controlled foreign corporation,” as defined in Section 957(a) of the Code. This summary also assumes that the fair market value of the assets of Elemental exceeds the amount of the liabilities of Elemental immediately prior to and at the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL OWNER OF ELEMENTAL SHARES. EACH BENEFICIAL OWNER OF ELEMENTAL SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING ELEMENTAL SHARES FOR GOLD ROYALTY SHARES PURSUANT TO THE OFFER OR ANY COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF THE GOLD ROYALTY SHARES RECEIVED, INCLUDING THE EFFECTS OF APPLICABLE U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of an Elemental Share, or Gold Royalty Share, as the case may be, who is, for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if: (i) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

“Non-U.S. Holder” means any person who is the beneficial owner of an Elemental Share, or Gold Royalty Share, as the case may be, and who is not a U.S. Holder and is not, for U.S. federal income tax purposes, a partnership.

If a “pass-through” entity holds Elemental Shares, the tax treatment of an owner of such “pass-through” entity generally will depend upon the status of such owner and upon the activities of the “pass-through” entity. An owner of a “pass-through” entity which holds Elemental Shares should consult such owner’s tax advisor regarding the specific tax consequences of exchanging Elemental Shares in the Offer or in any Compulsory Acquisition or Subsequent Acquisition Transaction.

U.S. Holders of Elemental Shares

Consequences of Exchanging Elemental Shares Pursuant to the Offer

If the Offer is accepted by the holders of 80% or more of the issued and outstanding Elemental Shares, then the Offer should qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, provided that Gold Royalty Shares are the sole consideration paid by Gold Royalty for Elemental Shares (taking into account any Compulsory Acquisition, Subsequent Acquisition Transaction or any other transaction pursuant to which Gold Royalty acquires Elemental Shares). However, Gold Royalty’s treatment of the transaction will not bind the IRS and there is a risk that the exchange of Elemental Shares pursuant to the Offer will not be treated as made pursuant to a reorganization under Section 368(a)(1) of the Code.

If the Offer is not accepted by all of the holders of the issued and outstanding Elemental Shares, Gold Royalty intends to effect a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire the remaining Elemental Shares solely in exchange for Gold Royalty Shares with the intent that the exchange of Elemental Shares pursuant to the Offer together with any Compulsory Acquisition or Subsequent Acquisition Transaction of Elemental Shares will qualify as a reorganization under Section 368(a)(1) of the Code. However, it is possible that a Compulsory Acquisition or Subsequent Acquisition Transaction will not occur, or that a Subsequent Acquisition Transaction will be proposed on terms other than as described in this Circular. In lieu of a Compulsory Acquisition or Subsequent Acquisition Transaction as described herein, Gold Royalty has the legal alternative to purchase additional Elemental Shares in the open market, acquire Elemental Shares in privately negotiated transactions, or acquire Elemental Shares in another takeover bid or exchange offer or otherwise take no further action. The pursuance of any of these alternatives that result in Gold Royalty providing consideration other than solely Gold Royalty Shares in exchange for Elemental Shares may jeopardize the treatment of the Offer as a tax- free reorganization even if Gold Royalty acquires 80% or more of Elemental’s Shares.

Furthermore, reorganization treatment will generally apply only if the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (including any amalgamation) are treated for U.S. federal income tax purposes as a single integrated transaction. Given that certain aspects of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction (including an amalgamation) will be effected pursuant to applicable provisions of the Canada Business Corporations Act that are not identical to analogous provisions of U.S. corporate law, there can be no assurance that the IRS will not challenge the treatment of these steps as a single integrated transaction qualifying as a reorganization or that, if challenged, a U.S. court would not agree with the IRS. Accordingly, even if Gold Royalty succeeds in effecting a Compulsory Acquisition or Subsequent Acquisition Transaction of Elemental Shares in exchange for Gold Royalty Shares, there is a risk that the Elemental Shares exchanged pursuant to the Offer will not be treated as made pursuant to a reorganization under Section 368(a)(1) of the Code.

Gold Royalty has not sought or received a ruling from the IRS regarding the U.S. federal income tax consequences of its acquisition of Elemental Shares. Accordingly, Gold Royalty cannot provide any assurance that reorganization treatment will apply to the contemplated transactions. Each U.S. Holder is urged to take this risk into account.

If the exchange of Elemental Shares pursuant to the Offer qualifies as a reorganization under Section 368(a)(1) of the Code, the exchange should have the following U.S. federal income tax consequences:

●	No gain or loss will be recognized by U.S. Holders on the exchange of Elemental Shares solely for Gold Royalty Shares pursuant to the Offer;

●	Each U.S. Holder’s aggregate tax basis in the Gold Royalty Shares received will be the same as the aggregate tax basis in the Elemental Shares surrendered, decreased by the amount of any tax basis allocable to any fractional share for which cash is received;

●	The holding period of Gold Royalty Shares received by a U.S. Holder will include the holding period of the Elemental Shares surrendered; and

●	If a U.S. Holder has differing tax bases and/or holding periods with respect to the U.S. Holder’s Elemental Shares, the U.S. Holder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the Gold Royalty Shares that the holder receives;

provided, however, that U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Gold Royalty Shares after the exchange of their Elemental Shares will be required to enter into a “gain recognition agreement” within the meaning of Sections 1.367(a)-3 and 1.367(a)-8 of the U.S. Treasury Regulations in order to benefit from reorganization treatment. If such a U.S. Holder does not enter into a “gain recognition agreement,” the exchange will be a taxable transaction with respect to such U.S. Holder the U.S. federal income tax consequences of which are described immediately below.

If the exchange of Elemental Shares for Gold Royalty Shares fails to qualify as a reorganization under Section 368(a)(1) of the Code, or is otherwise taxable to a U.S. Holder, such U.S. Holder will recognize taxable gain or loss equal to the difference between the fair market value of the amount realized in the exchange and the U.S. Holder’s adjusted basis in the Elemental Shares exchanged. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Elemental Shares exceeds one year at the time of the consummation of the exchange pursuant to the Offer. A U.S. Holder’s adjusted basis in Gold Royalty Shares received in the exchange would be equal to their fair market value as of the date of the exchange, and the U.S. Holder’s holding period for Gold Royalty Shares would commence on the day following the exchange. Various provisions of the Code may apply in some circumstances to limit the utilization of loss, if any, recognized by certain taxpayers.

For non-corporate U.S. Holders, long-term capital gain recognized in connection with an exchange of Elemental Shares generally will be taxed at a maximum U.S. Federal income tax rate of 20%. In addition, such gain recognized by a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be includible in such U.S. Holder’s “net investment income” and may be subject to a 3.8% “net investment income tax” as described in “Additional Tax on Passive Income,” below.

Tax Consequences of the Offer if Elemental Is Classified as a PFIC

A U.S. Holder of Elemental Shares could be subject to special, adverse tax rules in respect of the exchange of such U.S. Holder’s Elemental Shares if Elemental was classified as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code for any tax year during which such U.S. Holder holds or held Elemental Shares.

A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of the value of its assets either produce passive income (or produce no income) or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally includes all sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Elemental is classified as a PFIC for any tax year during which a U.S. Holder holds Elemental Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability.

Under the default PFIC rules:

●	the exchange of shares pursuant to the Offer may be treated as a taxable transaction under proposed

●	U.S. Treasury Regulations even if it qualifies as a reorganization as discussed above;

●	any gain on the exchange of Elemental Shares pursuant to the Offer and any “excess distribution” (defined as the excess of distributions with respect to the Elemental Shares in any tax year over 125% of the average annual distributions such U.S. Holder has received from Elemental during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Elemental Shares), will be allocated rateably over such U.S. Holder’s holding period for the Elemental Shares;

●	the amounts allocated to the current tax year and to any tax year prior to the first year in which Elemental was a PFIC will be taxed as ordinary income in the current year;

●	the amounts allocated to each of the other tax years in such U.S. Holder’s holding period for the Elemental Shares (“prior PFIC years”) will be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year;

●	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior PFIC years, which interest charge is not deductible by non-corporate

●	U.S. Holders; and

●	any loss realized would generally not be recognized.

A U.S. Holder that has made a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat Elemental as a “qualified electing fund” (a “QEF” and such an election a “QEF Election”) under Section 1295 of the Code may mitigate or avoid the PFIC consequences described above with respect to the Offer. A QEF Election will be treated as timely for purposes of avoiding the default PFIC rules discussed above only if it is made for the first year in the U.S. Holder’s holding period for the Elemental Shares in which Elemental is a PFIC. There can be no assurances that Elemental will provide a U.S. Holder with PFIC Annual Information Statements for the relevant tax periods. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. A shareholder of PFIC stock who has not made a timely QEF Election is referred to in this section of the summary as a “Non-Electing Shareholder.”

Under proposed U.S. Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that is a PFIC for its taxable year that includes the day after the date of transfer. For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception.” However, under such proposed U.S. Treasury Regulations, a Non-Electing Shareholder generally does recognize gain (but not loss) in a reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that is not a PFIC for its taxable year that includes the day after the date of transfer.

It is anticipated that both Elemental and Gold Royalty were PFICs in prior years and expect to be classified as PFICs for their current respective tax years based on current business plans and financial projections. Consequently, assuming that is the case, the PFIC-for PFIC Exception contained in the proposed U.S. Treasury Regulations would apply. In that case, if the foregoing rules contained in the proposed U.S. Treasury Regulations were finalized and made applicable to the Offer, a Non-Electing Shareholder would not recognize gain as a result of the Offer in the manner described in the immediately preceding paragraph.

The proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Offer. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction qualifies as a reorganization, the U.S. federal income tax consequences to a U.S. Holder may be generally as set forth above in the discussion “U.S. Holders of Elemental Shares — Consequences of Exchanging Elemental Shares Pursuant to the Offer;” however, it is unclear whether the IRS would agree with this interpretation and/or whether the IRS could attempt to treat the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction as a taxable exchange on some alternative basis.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the receipt of Gold Royalty Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and the information reporting responsibilities under current law and the proposed U.S. Treasury Regulations in connection with the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Elemental Shares or Gold Royalty Shares and net gains recognized on the disposition of the Elemental Shares or Gold Royalty Shares (including in connection with an exchange made pursuant to the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction). Further, excess distributions and gains subject to the PFIC default rules discussed above, and mark-to-market inclusions and deductions properly allocable to such income are all taken into account in the calculation of net investment income. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Elemental Shares or Gold Royalty Shares.

Foreign Tax Credits

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Offer or in connection with the ownership or disposition of Gold Royalty Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Subject to certain limitations, a credit will generally reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by- year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

U.S. Holders of Elemental Shares may be subject to information reporting and may be subject to backup withholding, currently at up to a 24% rate, on consideration received in exchange for Elemental Shares. Distributions on, or the proceeds from a sale or other disposition of, Elemental Shares paid within the U.S. also may be subject to information reporting and backup withholding.

Payments of distributions on, or the proceeds from the sale of, Elemental Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding will generally not apply to a U.S. Holder who:

●	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on an IRS Form W-9 (or substitute form); or

●	is otherwise exempt from backup withholding.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN or Form W- 8BEN-E) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, Elemental or Gold Royalty. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

Transfer of Elemental Shares Not Exchanged Pursuant to the Offer

Gold Royalty currently plans to effect a Compulsory Acquisition or Subsequent Acquisition Transaction following the closing of the Offer. To the extent the Elemental Shares are acquired by Gold Royalty for Gold Royalty Shares, the consequences to a U.S. Holder should generally be similar to the consequences to a U.S. Holder of exchanging Elemental Shares for Gold Royalty Shares pursuant to the Offer. Such consequences will depend upon whether the exchange qualifies as reorganization under Section 368(a)(1) of the Code. See “U.S. Holders of Elemental Shares — Consequences of Exchanging Elemental Shares Pursuant to the Offer,” above.

U.S. Holders Exercising Dissent Rights

A Compulsory Acquisition or a Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Elemental Shares. If the statutory procedures governing dissent rights apply, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Elemental Shares that is different from the Offer Consideration to be paid pursuant to the Offer. A U.S. Holder that exercises dissent rights and is paid cash in exchange for all of such U.S. Holder’s Elemental Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder’s Elemental Shares and (b) the adjusted tax basis of such U.S. Holder in such Elemental Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Elemental Shares is more than one year as of the date of the exchange. Subject to the PFIC rules, preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. The 3.8% net investment income tax may also apply to such U.S. Holders (see “U.S. Holders of Elemental Shares - Additional Tax on Passive Income”, above). There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

If Elemental is classified as a PFIC during its current tax year which includes the effective period of the Offer, or believes that it was classified as a PFIC in prior tax years, a U.S. Holder that exercises dissent rights will generally be subject to tax under the default PFIC rules unless it has made a Mark-to-Market Election or a timely and effective QEF election. See “U.S. Holders of Elemental Shares – Tax Consequences of the Offer if Elemental is Classified as a PFIC.”

Reporting Requirements

A U.S. Holder of Elemental Shares receiving Gold Royalty Shares pursuant to the Offer or pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction of Elemental may be required to retain records related to such

U.S. Holder’s Elemental Shares, and file with its federal income tax return a statement setting forth facts relating to the transaction.

Distributions on Gold Royalty Shares

Subject to the discussion under “U.S. Holders of Elemental Shares – Passive Foreign Investment Company Rules Relating to the Ownership of Gold Royalty Shares” below, the gross amount of distributions, if any, payable on Gold Royalty Shares generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on Gold Royalty Shares in excess of current or accumulated earnings and profits (as determined pursuant to U.S. federal income tax principles) is generally treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “U.S. Holders of Elementals Shares – Sale or Other Disposition of Gold Royalty Shares,” below. However, Gold Royalty does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Gold Royalty with respect to the Gold Royalty Shares will constitute ordinary dividend income. Dividends received on Gold Royalty Shares will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules. The 3.8% net investment income tax discussed above may also apply to such dividends received by non-corporate U.S. Holders (see “Certain United States Federal Income Tax Considerations,” “U.S. Holders of Elemental Shares – Additional Tax on Passive Income”).

Sale or Other Disposition of Gold Royalty Shares

Subject to the discussion below under “U.S. Holders of Elementals Shares – Passive Foreign Investment Company Rules Relating to the Ownership of Gold Royalty Shares,” a U.S. Holder who sells or otherwise disposes of Gold Royalty Shares in a taxable disposition will recognize gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for Gold Royalty Shares is more than one year at the time of the sale or other disposition. For non- corporate U.S. Holders, long-term capital gain recognized in connection with such a disposition generally will be taxed at a maximum U.S. Federal income tax rate of 20%. In addition, such gain recognized by a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be includible in such U.S. Holder’s “net investment income” and may be subject to a 3.8% “net investment income tax” as described above (see “U.S. Holders of Elemental Shares – Additional Tax on Passive Income”). Any such gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of Gold Royalty Shares.

Passive Foreign Investment Company Rules Relating to the Ownership of Gold Royalty Shares

If Gold Royalty is or were to become a PFIC for U.S. federal income tax purposes for any tax year during which a U.S. Holder holds Gold Royalty Shares, such U.S. Holder would be subject to a special, adverse tax regime. Gain on a disposition or deemed disposition by the U.S. Holder of Gold Royalty Shares, and the amount of “excess distributions,” if any, payable on Gold Royalty Shares, would be subject to tax at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made a “mark-to-market” election or a “qualified electing fund” election. In general terms, Gold Royalty will be a PFIC for any tax year in which either (i) 75% or more of Gold Royalty’s gross income is passive income or (ii) the average percentage, by fair market value, of Gold Royalty’s assets that produce or are held for the production of passive income is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For a more extensive discussion of the PFIC rules, see “U.S. Holders of Elemental Shares – Tax Consequences of the Offer if Elemental Is Classified as a PFIC.”

Gold Royalty expects that it will be treated as a PFIC for the current year and in the future years.

Non-U.S. Holders

Consequences of Exchanging Elemental Shares Pursuant to the Offer

If the exchange of Elemental Shares for Gold Royalty Shares pursuant to the Offer qualifies as a reorganization within the meaning of Section 368(a)(1) of the Code, Non-U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Gold Royalty Shares in the exchange.

If the exchange of Elemental Shares for Gold Royalty Shares fails to qualify as a reorganization under Section 368(a)(1) of the Code, a Non-U.S. Holder generally would not recognize gain on the exchange for U.S. federal income tax purposes unless:

●	The gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or a fixed base the Non-U.S. Holder maintains in the United States; or

●	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or has a tax home in the United States, and certain other requirements are met.

Acquisition of Elemental Shares Not Exchanged Pursuant to the Offer

Gold Royalty plans to effect a Compulsory Acquisition or Subsequent Acquisition Transaction of Elemental following the closing of the Offer. It is expected that the Elemental Shares will be acquired for Gold Royalty Shares and the consequences to a Non-U.S. Holder should generally be similar to the consequences to a Non-U.S. Holder of exchanging Elemental Shares for Gold Royalty Shares pursuant to the Offer. Such consequences will depend in part upon whether the exchange qualifies as a reorganization under Section 368(a)(1) of the Code. See “Non-U.S. Holders-Consequences of Exchanging Elemental Shares Pursuant to the Offer.”

A Non-U.S. Holder that exercises dissent rights and receives cash in exchange for its Elemental Shares will be required to recognize taxable gain or loss equal to the fair market value of the amount realized in the exchange and the non-U.S. Holder’s adjusted basis in the Elemental Shares if:

●	The gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or a fixed base the Non-U.S. Holder maintains in the United States; or

●	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or has a tax home in the United States, and certain other requirements are met.

Sale or Other Disposition of Elemental Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Elemental Shares unless:

●	The gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or a fixed base the Non-U.S. Holder maintains in the United States; or

●	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or has a tax home in the United States, and certain other requirements are met.

The foregoing discussion of certain material United States federal income tax consequences is included for general information purposes only and is not intended to be, and should not be construed as, legal or tax advice to any Shareholders. We urge each Shareholder to consult its own tax advisor to determine the particular tax consequences to it (including the application of any state, local or foreign income and other tax laws) pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction or upon the exercise of appraisal rights.

THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL OWNER OF ELEMENTAL SHARES. EACH BENEFICIAL OWNER OF ELEMENTAL SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING ELEMENTAL SHARES FOR GOLD ROYALTY SHARES PURSUANT TO THE OFFER OR ANY COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF THE GOLD ROYALTY SHARES RECEIVED PURSUANT TO THE OFFER OR ANY COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION, INCLUDING THE EFFECTS OF APPLICABLE U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

24. Depositary and Information Agent

Laurel Hill Advisory Group is acting as Depositary. In such capacity, the Depositary will receive deposits of certificates and DRS Advices representing the Elemental Shares and accompanying Letters of Transmittal at the office specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at the office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Elemental Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Elemental Shares. The Depositary will receive reasonable and customary compensation from the Offeror for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary for certain liabilities, including liabilities under Securities Laws, and expenses of the Offer.

The Offeror has engaged Laurel Hill Advisory Group as Information Agent to provide information to Shareholders in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Elemental Shares directly with the Depositary to accept the Offer. Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and depositing their Elemental Shares with the Depositary.

Except as set out herein, the Offeror has not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Elemental Shares under the Offer; provided that the Offeror may make other arrangements with soliciting dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer if they consider it appropriate to do so.

25. Legal Matters

Certain legal matters will be passed upon by Sangra Moller LLP, the Offeror’s Canadian counsel. Certain legal matters in connection with the Offer relating to United States Law will be passed upon by Haynes and Boone, LLP, the Offeror’s United States counsel.

26. Interests of Experts

The scientific and technical information contained in this Circular, and incorporated by reference herein, relating to Gold Royalty’s royalty and other interests has been reviewed and approved by Alastair Still, P. Geo, who is the Director of Technical Services of the Offeror and a qualified person as such term is defined under NI 43-101 and a member of Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia.

PricewaterhouseCoopers LLP, located at 250 Howe St Suite 1400, Vancouver, BC V6C 3S7, Canada, is Gold Royalty’s independent registered public accounting firm and has been appointed as its independent auditor. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to Gold Royalty within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

Ely Gold’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, included in the Ely BAR, which is incorporated by reference herein, have been audited by Smythe LLP, Chartered Professional Accountants, an independent registered public accounting firm. Smythe LLP has confirmed that it is independent with respect to Ely Gold and Gold Royalty in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe LLP is located at 475 Howe St Suite 1700, Vancouver, BC V6C 2B3, Canada.

Each of Abitibi Royalties’ and Golden Valley’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 audited under Canadian Auditing Standards, have been used to prepare the RZZ and GZZ BAR, have been audited by MNP LLP, independent registered public accounting firm, as indicated in their reports dated April 22, 2021 and April 25, 2021, respectively. MNP LLP has confirmed that it is independent with respect to Abitibi Royalties, Golden Valley and Gold Royalty within the meaning of the Chartered Professional Accountants Québec Code of Professional Conduct. MNP LLP is located at 1155, boul. René-Lévesque O., 23e étage Montréal, Québec, H3B 2K2, Canada.

27. Offeree’s Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission or price revision or damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

28. Additional Information Regarding Mineral Reserves and Mineral Resource Estimates

The tables below set forth the Mineral Reserves and Mineral Resources estimates for the projects underlying Gold Royalty’s material and other key royalty interests identified under “Royalty Interests” in Section 1 of the Circular, “The Offeror”. Such information is based upon the Mineral Resources and Mineral Reserve estimates disclosed by the operators of the projects underlying such interests, which have been estimated with the CIM Definition Standards and NI 43-101 and, in certain indicated cases, JORC. See “Cautionary Note Regarding Mineral Reserves and Mineral Resources” and “Technical and Third-Party Information” in the Offer to Purchase for further information. The figures set forth herein have been rounded and, in some instances, may not exactly match the figures disclosed by the operators of the projects underlying Gold Royalty’s royalty interests.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

Certain of Gold Royalty’s royalty interests do not cover the entire property associated with the operator’s publicly reported Mineral Resource and/or Mineral Reserve figures and Gold Royalty is not in a position to report separate estimates for those properties as it lacks access to such information, which would result in an unreasonable burden or expense to obtain.

Please see “D. Property, Plants and Equipment – Material Properties” in the Annual Report, incorporated by reference herein, for further information regarding estimates of Mineral Reserves and Mineral Resources disclosed by the operators underlying Gold Royalty’s material royalty interests.

The tables below do not include estimates of the operators of Gold Royalty’s royalty interests for projects other than the material and key royalty interests identified above. Readers should refer to the notes following such tables for further information regarding the estimates.

Mineral Reserves by Asset(1,2,3,4,5)

		Tonnes	Gold	Silver	Gold Eq(6)	Gold	Silver	Gold Eq(6)
Asset	Note	(kt)	(g/t)	(g/t)	(g/t)	(koz)	(koz)	(koz)
Proven
Railroad-Pinion	10	6,503	1.27	0.91	1.28	265	191	268
Canadian Malartic OP	11	50,739	0.85	—	0.85	1,392	—	1,392
Jerritt Canyon	13	1,791	6.73	—	6.73	387	—	387
Isabella Pearl	19	684	5.77	39.41	6.28	127	867	138
Total		59,717			1.14	2,172	1,058	2,186
Probable
Marigold	7	219,398	0.49	—	0.49	3,425	—	3,425
Railroad-Pinion	10	40,695	0.75	1.92	0.78	981	2,515	1,014
Canadian Malartic OP	11	72,137	1.31	—	1.31	3,036	—	3,036
Jerritt Canyon	13	1,438	6.81	—	6.81	315	—	315
Isabella Pearl	19	1,178	1.12	6.30	1.20	42	239	45
Total		334,846			0.73	7,799	2,754	7,836
Proven & Probable
Marigold	7	219,398	0.49	—	0.49	3,425	—	3,425
Railroad-Pinion	10	47,198	0.82	1.78	0.84	1,246	2,706	1,282
Canadian Malartic OP	11	122,876	1.12	—	1.12	4,428	—	4,428
Jerritt Canyon	13	3,229	6.77	—	6.77	702	—	702
Isabella Pearl	19	1,863	2.83	18.46	3.07	169	1,106	184
Total		394,564			0.79	9,971	3,811	10,021

Mineral Resources by Asset(1,2,3,4,5)

		Tonnes	Gold	Silver	Copper	Gold Eq(6)	Gold	Silver	Copper	Gold Eq(6)
Asset	Note	(kt)	(g/t)	(g/t)	(%)	(g/t)	(koz)	(koz)	(klbs)	(koz)
Measured Resources
Canadian Malartic OP	11	297	0.55	—	—	0.55	5	—	—	5
Jerritt Canyon	13	4,365	5.48	—	—	5.48	769	—	—	769
Lincoln Hill	16	4,642	0.39	10.67	—	0.53	58	1,592	—	79
Beaufor	18	329	5.67	—	—	5.67	60	—	—	60
Total		9,633				2.95	892	1,592	—	913
Indicated Resources
Whistler	8	118,211	0.51	2.19	0.16	0.77	1,940	8,334	422,474	2,908
Fenelon	9	36,018	1.84	—	—	1.84	2,127	—	—	2,127
Railroad-Pinion	10	2,934	0.96	0.01	—	0.96	90	1	—	90
Canadian Malartic OP	11	5,132	1.25	—	—	1.25	206	—	—	206
Odyssey Project	11	13,317	2.01	—	—	2.01	859	—	—	859
La Mina	12	28,240	0.73	1.76	0.24	1.09	663	1,602	150,530	989
Jerritt Canyon	13	368	5.48	—	—	5.48	65	—	—	65
São Jorge	14	14,275	1.55	—	—	1.55	712	—	—	712
Hog Ranch	15	35,000	0.50	—	—	0.50	560	—	—	560
Lincoln Hill	16	25,100	0.38	10.73	—	0.52	306	8,655	—	420
Gold Rock	17	18,996	0.66	—	—	0.66	403	—	—	403
Beaufor	18	956	5.18	—	—	5.18	159	—	—	159
McKenzie Break	20	1,829	2.48	—	—	2.48	146	—	—	146
Swanson	21	1,955	1.81	—	—	1.81	114	—	—	114
Total		302,318				1.00	8,350	18,591	573,004	9,758
Measured & Indicated Resources
Whistler	8	118,211	0.51	2.19	0.16	0.77	1,940	8,334	422,474	2,908
Fenelon	9	36,018	1.84	—	—	1.84	2,127	—	—	2,127
Railroad-Pinion	10	2,920	0.96	—	—	0.96	90	—	—	90
Canadian Malartic OP	11	5,429	1.21	—	—	1.21	211	—	—	211
Odyssey Project	11	13,317	2.01	—	—	2.01	859	—	—	859
La Mina	12	28,240	0.73	1.76	0.24	1.09	663	1,602	150,530	989
Jerritt Canyon	13	4,734	5.48	—	—	5.48	834	—	—	834
São Jorge	14	14,275	1.55	—	—	1.55	712	—	—	712
Hog Ranch	15	35,000	0.50	—	—	0.50	560	—	—	560
Lincoln Hill	16	29,742	0.38	10.72	—	0.52	364	10,247	—	498
Gold Rock	17	18,996	0.66	—	—	0.66	403	—	—	403
Beaufor	18	1,285	5.31	—	—	5.31	219	—	—	219
McKenzie Break	20	1,829	2.48	—	—	2.48	146	—	—	146
Swanson	21	1,955	1.81	—	—	1.81	114	—	—	114
Total		311,950				1.06	9,242	20,183	573,004	10,670

Mineral Resources by Asset(1,2,3,4,5)

		Tonnes	Gold	Silver	Copper	Gold Eq(6)	Gold	Silver	Copper	Gold Eq(6)
Asset	Note	(kt)	(g/t)	(g/t)	(%)	(g/t)	(koz)	(koz)	(klbs)	(koz)
Inferred Resources
Marigold	7	28,597	0.36	—	—	0.36	334	—	—	334
Whistler	8	316,977	0.46	1.58	0.10	0.62	4,671	16,062	711,182	6,326
Fenelon	9	28,991	1.57	—	—	1.57	1,467	—	—	1,467
Railroad-Pinion	10	34,828	1.07	1.18	—	1.08	1,197	1,322	—	1,214
Canadian Malartic OP	11	7,375	0.78	—	—	0.78	184	—	—	184
Odyssey Project	11	177,533	2.38	—	—	2.38	13,580	—	—	13,580
La Mina	12	13,630	0.65	1.76	0.27	1.05	287	772	81,250	462
Jerritt Canyon	13	1,769	5.86	—	—	5.86	334	—	—	334
São Jorge	14	17,582	1.27	—	—	1.27	717	—	—	717
Hog Ranch	15	129,700	0.41	—	—	0.41	1,700	—	—	1,700
Lincoln Hill	16	20,822	0.38	12.19	—	0.54	255	8,163	—	362
Gold Rock	17	3,027	0.87	—	—	0.87	84	—	—	84
Beaufor	18	819	4.65	—	—	4.65	123	—	—	123
Isabella Pearl	19	332	1.12	4.64	—	1.18	12	50	—	13
McKenzie Break	20	3,327	2.34	—	—	2.34	251	—	—	251
Swanson	21	116	2.76	—	—	2.76	10	—	—	10
Cheechoo	22	93,000	0.65	—	—	0.65	1,955	—	—	1,955
Total		878,426				1.03	27,160	26,368	792,432	29,115

Mineral Reserves by Country(1,2,3,4,5)

	Tonnes	Gold	Silver	Gold Eq(6)	Gold	Silver	Gold Eq(6)
Country	(kt)	(g/t)	(g/t)	(g/t)	(koz)	(koz)	(koz)
Proven
Canada	50,739	0.85	—	0.85	1,392	—	1,392
USA	8,978	2.70	3.66	2.75	780	1,058	794
Total	59,717	1.13	0.55	1.14	2,172	1,058	2,186
Probable
Canada	72,137	1.31	—	1.31	3,036	—	3,036
USA	262,709	0.56	0.33	0.57	4,763	2,754	4,800
Total	334,846	0.72	0.26	0.73	7,799	2,754	7,836
Proven & Probable
Canada	122,876	1.12	—	1.12	4,428	—	4,428
USA	271,688	0.63	0.44	0.64	5,543	3,811	5,593
Total	394,564	0.79	0.30	0.79	9,971	3,811	10,021

Mineral Resources by Country(1,2,3,4,5)

	Tonnes	Gold	Silver	Copper	Gold Eq(6)	Gold	Silver	Copper	Gold Eq(6)
Country	(kt)	(g/t)	(g/t)	(%)	(g/t)	(koz)	(koz)	(klbs)	(koz)
Measured Resources
Canada	626	3.24	—	—	3.24	65	—	—	65
USA	9,007	2.85	5.50	—	2.93	827	1,592	—	848
Total	9,633				2.95	892	1,592	—	913
Indicated Resources
Canada	59,207	1.90	—	—	1.90	3,611	—	—	3,611
USA	200,595	0.52	2.63	0.10	0.69	3,364	16,989	422,474	4,445
Brazil	14,275	1.55	—	—	1.55	712	—	—	712
Colombia	28,240	0.73	1.76	0.24	1.09	663	1,602	150,530	989
Total	302,318				1.00	8,350	18,591	573,004	9,758
Measured & Indicated Resources
Canada	59,833	1.91	—	—	1.91	3,676	—	—	3,676
USA	209,603	0.62	2.76	0.09	0.79	4,191	18,581	422,474	5,293
Brazil	14,275	1.55	—	—	1.55	712	—	—	712
Colombia	28,240	0.73	1.76	0.24	1.09	663	1,602	150,530	989
Total	311,950				1.06	9,242	20,183	573,004	10,670
Inferred Resources
Canada	311,161	1.76	—	—	1.76	17,570	—	—	17,570
USA	536,052	0.50	1.49	0.06	0.60	8,586	25,596	711,182	10,367
Brazil	17,582	1.27	—	—	1.27	717	—	—	717
Colombia	13,630	0.65	1.76	0.27	1.05	287	772	81,250	462
Total	878,426				1.03	27,160	26,368	792,432	29,115

Notes on Mineral Reserves and Mineral Resources

1.	Each of the Mineral Reserve and Mineral Resource estimates disclosed herein have been derived from the disclosure of operators.

2.	The Mineral Reserve and Mineral Resource are reported on a 100% basis.

3.	Mineral Resources are reported exclusive of Mineral Reserves. In the case of Railroad-Pinion and Marigold where Measured and Indicated Mineral Resources as reported by the operators are inclusive of Mineral Reserves, Gold Royalty has elected not to report the Mineral Resources.

4.	The estimate of Mineral Reserves and Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues. Further information regarding such matters, the projects and these estimates is available in the public disclosures of the operators thereof.

5.	Contained metal figures presented in thousands of troy ounces (“koz”) and thousands of pounds (“klbs”) exclude recovery losses in mining and processing.

6.	Gold Equivalent Ounces (“GEOs”“) are recalculated based on the following commodity prices: gold US$1,600/oz, silver US$21/oz, zinc US$1.10/lb, and copper US$3.25/lb. GEOs may differ from figures within the corresponding technical reports due to different commodity prices. Metal equivalence is calculated for the respective and applicable metals as follows: Au Eq ounces = (Au ounces) + ((Ag ounces * Ag price per ounce) + (Pb pounds * Pb price per pound) + (Zn pounds * Zn price per pound) + (Cu pounds * Cu price per pound)) / (Au price per ounce).

7.	Marigold - Mineral Resources are reported inclusive of Mineral Reserves. Extracted from the Annual Information Form of SSR Mining Inc. for the year ended December 31, 2020, a copy of which is available under its profile at SEDAR. Royalty applies to only a portion of the property. The Measured and Indicated Mineral Resources as reported by the operator are inclusive of Mineral Reserves. Gold Royalty has elected not to report the inclusive Mineral Resources, only Mineral Reserves and Inferred Resources. Mineral Reserves are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at an incremental cut-off grade of 0.065 g/t gold payable, which has been adjusted to incorporate royalty and metallurgical recovery within the block model and takes into consideration the differential haulage costs between ore and waste. The calculated break-even cut-off grade is 0.151 g/t contained gold. On-site costs (inclusive of capital) include the average costs for mining of US$1.85 per tonne mined, processing of US$1.67 per tonne placed (heap leach), and site general costs of US$0.87 per tonne placed.

8.	Whistler - Extracted from the technical report titled “NI 43-101 Mineral Resource Estimate for the Whistler Project” with an effective date of June 11, 2021 prepared for GoldMining and available under its profile at SEDAR.

●	The Mineral Resource for Whistler, the upper portions of the Raintree West deposits have been confined by an open pit with “reasonable prospects of eventual economic extraction” using the following assumptions:

	●	Metal prices of US$1600/oz Au, US$3.25/lb Cu and US$21/oz Ag;
	●	Payable metal of 99% payable Au, 90% payable Ag and 1% deduction for Cu;
	●	Offsite costs (refining, transport and insurance) of US$136/wmt proportionally distributed between Au, Ag and Cu;
	●	Royalty of 3% NSR;
	●	Pit slopes are 50 degrees;
	●	Mining cost of US$1.80/t for waste and US$2.00/t for mineralized material; and
	●	Processing, general and administrative costs of US$10.50/t.

●	The lower portion of the Raintree West deposit has been constrained by a mineable shape with “reasonable prospects of eventual economic extraction” using a US$25.00/t cut-off.

●	Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.

●	The NSR equations are: below 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$49.273g/t) + (Cu*83%*US$2.966*2204.62 + Ag*65%*US$0.574)), and above 10g/t Ag: NSR (US$/t)=(100%-

●	3%)*((Au*70%*US$49.256g/t) + (Cu*83%*US$2.965*2204.62)) ;

●	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.

2.	Fenelon – Extracted from Wallbridge Mining Company Limited’s press release dated November 9, 2021, and available under its profile at SEDAR.

●	For Fenelon, a density value of 2.80 g/cm3, supported by measurements, was applied to the bedrock. Sixty-one high-grade zones and five low-grade envelopes were modelled in 3D using a minimum true width of 2.0 m. High-grade capping was done on raw assay data and established on a per-zone basis and ranges between 25 g/t and 110 g/t Au (except Gabbro zones where it ranged from 35 g/t to 330 g/t) for the high-grade zones and ranges between 8 g/t and 35 g/t Au for the low-grade envelopes. Composites (1.5 m) were calculated within the zones and envelopes using the grade of the adjacent material when assayed or a value of zero when not assayed.

●	The reasonable prospect for eventual economic extraction is met by having constraining volumes applied to any blocks (potential surface or underground extraction scenario) using Whittle and the Deswik Stope Optimizer (DSO) and by the application of cut-off grades, as shown in the above table, were calculated using a gold price of US$1,607 / oz and an Exchange rate of US$1.31 / C$.

3.	Railroad-Pinion - Mineral Resources are reported inclusive of Mineral Reserves. Extracted from the technical report titled “South Railroad Project, Technical Report Updated Preliminary Feasibility Study, Elko County, Nevada” with an effective date of February 13, 2020 prepared for Gold Standard Ventures Inc. and available under its profile at SEDAR. Royalty applies to only a portion of the property. The Measured and Indicated Mineral Resources as reported by the operator are inclusive of Mineral Reserves. Gold Royalty has elected not to report the inclusive Mineral Resources, only Mineral Reserves and Inferred Resources.

●	The mineral reserve estimate for Railroad-Pinion is based on an open pit mine plan and production schedule, a gold price of US$1,275 per ounce and a silver price of US$16.50 per ounce.

●	The mineral resource estimate for Railroad-Pinion was constrained within a US$1,500 per ounce of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional) and 1.0 g/t Au for sulphide material.

4.	Canadian Malartic - Extracted from the technical report titled “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” with an effective date of December 31, 2020, prepared for Agnico Eagle and Yamana and available under their respective profiles at SEDAR. Royalty applies to only a portion of the property.

●	A total of 157 mineralized zones were modelled. A minimum true thickness of 10 m was applied (for the mineralized zones of open pit projects, using the grade of the adjacent material when assayed or a value of zero when not assayed). The estimate is reported for potential surface mining and underground mining scenarios at cut-offs ranging from 0.29 g/t to 0.40 g/t Au (surface mining) and from 1.00 g/t to 1.40 g/t Au (underground mining). The cut-off grades were calculated using a gold price of C$1,625/oz; a US$/C$ exchange rate of 1.30; a mining cost varying from C$4.60/t to C$6.93/t (surface mining) and from C$39.80/t to C$47.64/t (underground mining); a processing cost from of C$11.56/t to C$13.60/t; and a G&A cost from C$3.29/t to C$8.21/t. The cut-off grade should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

●	Density values used vary from 2.65 to 2.88.

●	The assays were capped prior to compositing at 5 m for open pit and at 3 m and 2 m for underground with the exception of East Gouldie 2 m composites which were capped after compositing. Restricted search ellipsoids ranged from 1 g/t to 26 g/t Au at distances ranging from 15 m to 60 m were applied locally.

●	The Mineral Resources were estimated using GEOVIA GEMS 6.8 software using hard boundaries and soft boundaries where the zone continuity is demonstrated on composited assays. The OK and ID2 methods were used to interpolate a block model. The block dimensions are adapted to the geometry and vary from 6 to 20 m in the three directions.

5.	La Mina - Extracted from the technical report titled “NI 43-101 Technical Report, GoldMining Inc, La mina Project, Antioquia, Republic of Colombia” with an effective date of July 6, 2021 prepared for GoldMining and available under its profile at SEDAR.

●	The Mineral Resource for La Mina is an in-pit constrained resource calculated using a Whittle-Pit algorithm with “reasonable prospects of eventual economic extraction” using the following assumptions:

i.	Metal prices of US$1600/oz Au, US$3.25/lb Cu and US$21/oz Ag;
ii.	Royalty of 2% NSR;
iii.	Pit slopes are 50 degrees;
iv.	Mining cost US$1.76/t, Processing cost US$8.10/t and G&A costs of US$1.00/t.

●	Metallurgical recoveries are: 90% for Au, 90% for Cu, and 30% for Ag.

●	Gold-equivalent grades were calculated using the following formula: AuEq = Au (g/t) + [Cu(%)} x {%Recoverable Cu / %Recoverable Au} x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}].

●	A density of 2.7 tonnes per cubic metre was used for tonnage estimates for La Cantera and 2.65 tonnes per cubic metre for Middle Zone.

9.	Jerritt Canyon – Mineral Resources are reported exclusive of Mineral Reserves. Extracted from the technical report titled “Technical Report on the Jerritt Canyon Gold Mine, Elko County, Nevada, USA” with an effective date of April 30, 2021 prepared for First Majestic Silver Inc. and available under its profile at SEDAR.

●	Mineral Reserves are estimated at a cut-off grade of 0.128 oz/st Au which assumes US$102/st mining cost, US$45/st processing cost, US$18/st G&A cost and 86% metallurgical recovery.

●	Mineral Reserves are estimated using an average long term gold price of US$1,500/oz Au.

●	A minimum mining width of 15 ft was used assuming a cut and fill mining method.

●	Bulk density is 0.0794 t/ft3.

●	Mineral Resources are exclusive of Mineral Reserves.

●	Mineral Resources are estimated using an average gold price of US$1,700/oz Au.

●	Mineral Resources are constrained using minimum thickness mining shapes reflecting the geometries of cut and fill mining methods.

●	Mineral Resources are reported at a cut-off grade of 0.11 oz/st Au, accounting for mining costs of US$102/st, milling costs of US$45/st, general and administrative costs of US$18/st, and a metal recovery of 86%.

10.	São Jorge - Extracted from the technical report titled “São Jorge Gold Project, Pará State, Brazil, Independent Technical Report on Mineral Resources” with an effective date of May 31, 2021 prepared for GoldMining and available under its profile at SEDAR.

●	Mineral Resources are reported using a 0.3 g/t gold cut-off. The estimate was constrained using a Lerchs-Grossman (LG) optimized pit shell using maximum pit slopes of 35 degrees in saprolite and 52 degrees in fresh rock and based on an assumed US$1,600/oz gold price, average metallurgical recoveries of 90%, average mining costs of US$2.00/tonne, average processing costs of US$8.50/tonne and average general and administrative costs of US$2.10/tonne processed. Mineral Resources were estimated using a block model utilizing multiple indicator kriging using a selective mining unit block size of 5 x 5 x 5 metres. Net smelter return royalties of 3.5% in aggregate have been included in the constrained pit model.

11.	Hog Ranch - Extracted from Rex Mineral Ltd.’s ASX announcement titled “RXM Mineral Resource Update for the Hog Ranch Property” dated March 23, 2021. This estimate was prepared under JORC.

●	The Hog Ranch cut-off grade of 0.2-0.3 g/t reported in have taken into account the natural distribution of the gold mineralisation in addition to the relative mining and processing, and G&A costs for each deposit which would be commensurate with a gold price of approximately US$1,800 per ounce.

12.	Lincoln Hill - Extracted from the Annual Information Form of Coeur Mining Inc. for the year ended December 31, 2020, a copy of which is available under its profile at SEDAR.

●	Assumed metal prices for estimated Mineral Resources were US$1,350 per ounce of gold and US$22.00 per ounce of silver.

13.	Gold Rock - Extracted from the technical report titled “Technical Report on the Preliminary Economic Assessment of the Gold Rock Project, White Pine County, Nevada, USA” with an effective date of March 31, 2020, prepared for Fiore Gold Ltd. and available under its profile at SEDAR.

●	All figures have been rounded to reflect the relative accuracy of the estimates. The mineral resources are reported at a cut-off grade of 0.09 g/t gold, based on a gold price of US$1,500 per ounce. The preliminary economic assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

14.	Beaufor - Extracted from the technical report titled “Mineral Resource Estimate for the Beaufor Mine Project, Val-d’Or, Quebec, Canada” with an effective date of July 23, 2021, prepared for Monarch and available under its profile at SEDAR.

●	The resources include 166 mineralized zones with a minimum true thickness of 2.4 m using the grade of the adjacent material when assayed or a value of 0.00025 when not assayed. High-grade capping varies from 20 to 65 g/t Au (when required) and was applied to composited assay grades for interpolation using an Ordinary Kriging interpolation method (ID2 for 96_02, 96_03, 20 zones, 21_01, 140, 367 zones and 350 zones) based on 1.5 m composite and block size of 5 m x 5 m x 5 m, with bulk density values of 2.75 (g/cm3). A second capping was applied for the second and third passes in order to restrict high-grade impact at greater distance.

●	Inferred Mineral Resources were defined for blocks within the units that have been informed by a minimum of two drillholes within 50 m of a drillhole (100 m of drill spacing); Indicated Mineral Resources were defined for blocks within the units that have been informed by a minimum of three drillholes within 12.5 m of a drillhole (25 m of drill spacing); Measured Mineral Resources were defined for blocks within the units that have been informed by a minimum of three drillholes within 5 m of a drillholes (10 m of drill spacing) or 3 m around voids. Measured Mineral Resources were only defined for zones with a good reliability of the geological continuity or supported by underground workings.

●	The estimate is reported for potential underground scenario at cut-off grades of 2.8 g/t Au (>=45 degree dip) and 3.2 g/t Au (<45 degree dip). The cut-off grades were calculated using a gold price of US$1,550 per ounce, a US$:C$ exchange rate of 1.32 (resulting in C$1,914 per ounce gold price); mining cost C$125/t (>=45 degree dip); C$150/t (<45 degree dip); processing cost C$35/t; G&A C$16/t; metallurgical recovery of 97%; royalties of US$37.52 per ounce; and refining and transport cost of US$1.50 per ounce.

15.	Isabella Pearl – Mineral Resources are reported inclusive of Mineral Reserves. Extracted from the technical report titled “Report on the Estimates of Mineral Resources and Mineral Reserves for the Isabella Pearl Mine, Mineral Count, Nevada for Walker Lane Minerals Corp. (a wholly-owned subsidiary of fortitude Gold Corporation)” with an effective date of December 31, 2020, prepared for Fortitude Gold Corporation and available under its profile at SEDAR.

●	Reserves:

i.	Metal prices used for P&P reserves were US$1,477 per ounce of gold and US$17.47 per ounce of silver. These prices reflect the three-year trailing average prices for gold and silver.

ii.	The quantities of material within the designed pits were calculated using a cutoff grade of 0.38 Au g/t.
iii.	Mining, processing, energy, administrative and smelting/refining costs were based on 2020 actual costs for the Isabella Pearl mine.
iv.	Metallurgical gold recovery assumption used was 81% for all ore which is currently being crushed. These recoveries reflect predicted average recoveries from metallurgical test programs.
v.	P&P reserves are diluted and factored for expected mining recovery.
vi.	100% of the pit constrained Measured & Indicated mineral resources were converted to reserves.

●	Resources:

i.	Reported at a cutoff of 0.38 Au g/t (0.013 Au opst).
ii.	Gold price of US$1,477 per ounce of gold
iii.	Whole block diluted estimates reported within an optimized pit shell.

16.	McKenzie Break - Extracted from the technical report titled “NI43-101 Technical Evaluation Report on the McKenzie Break Property” with an effective date of February 1, 2021, prepared for Monarch and available under its profile at SEDAR.

●	Mineral resources are reported at a cut-off grade of 0.50 g/t Au for the pit-constrained and Underground mineral resources are reported at a cut-off grade of 2.38 g/t Au with reasonably mineable volumes

●	These cut-offs were calculated at a gold price of C$1,980 per ounce

●	The pit-constrained resources were based on the following parameters: mining cost 3.5 C$/t, processing, transportation + G&A costs C$27/t Au recovery 95%, pit slopes 15 degrees for overburden and 50 degrees for rock

●	The underground reasonably mineable volumes were based on the following parameters: mining cost C$98/t, processing, transportation + G&A costs C$27/t Au recovery 95%, dilution of 15% at 0 g/t Au with a minimum stope dimension of 10mx10mx5m.

●	The geological interpretation of the deposits was based on lithologies and the typical mineralized interval mainly composed by diorite hosted shear zones.

●	The mineral resource presented here was estimated with a block size of 5m x 5m x 5m for the pit-constrained and for underground.

●	The blocks were interpolated form equal length composites calculated from the mineralized intervals. Prior to compositing, high-grade gold assays were capped to 60 g/t Au applied on 0.6-meter composites.

●	The mineral estimate was completed suing the inverse distance squared methodology utilizing two passes. For each pass, search ellipsoids followed the geological interpretation trends were used.

●	Tonnage estimates are based on rock specific gravity of 2.77 tonnes per cubic metre for all the zones. Results are presented undiluted and in situ.

17.	Swanson - Extracted from the technical report titled “NI43-101 Technical Report and Mineral Resource Estimate on the Swanson Project, Quebec, Canada” with an effective date of January 22, 2021, prepared for Monarch and available under its profile at SEDAR.

●	The resource area within the deposit measures 500 m along strike, 400 m wide and 500 m deep. The estimate is based on a database of 209 drill holes (146 surface holes and 63 underground holes) and 10,000 assays. Grades were capped at 15 g/t Au for the mineralized zones and 4 g/t Au for the dilution envelope. Capping was applied to raw assays before compositing. The mineral resource was estimated using a minimum cut-off grade for two combined potential extraction scenarios: constrained pit and underground. Cut-off grades of 0.75 g/t Au for constrained pit and 2.40 g/t Au for underground were defined based on a gold price of C$2,160 and an exchange rate of 1.34 US$/C$.

18.	Cheechoo - Extracted from the technical report titled “Mineral Resource Estimate Update for the Cheechoo project, Eeyou Istchee James Bay, Quebec, Canada” with an effective date of October 31, 2020, prepared for Sirios Resources Inc. and available under its profile at SEDAR.

●	Resources are presented as undiluted and in situ for an open-pit scenario and are considered to have reasonable prospects for economic extraction. Although calculated cut-off grades range from 0.25 to 0.26g/t, a cut-off grade of 0.25 g/t Au was used for the estimate. The pit optimization was done using Deswik Mining Software Version 2019.4.514. The constraining pit shell was developed using pit slopes of 45 to 50 degrees in hard rock and 26 degrees in overburden. The cut-off grade and pit optimization was calculated using the following parameters (amongst others): Gold price = US$1,450, US$/C$ exchange rate = 1.32, Hard Rock Mining cost = C$2.60/t mined with incremental bench costs of C$0.05 per 10m bench, Overburden Mining Cost = C$3.50/t mined, Mining Recovery = 95%,Mining dilution = 5% at 0g/t Au, Metallurgical Recovery varying from 85% to 88%, Processing cost = C$10.00/t processed, G&A = C$2.94/t processed, Royalty of 3%, Refining and Transportation cost = C$5.00/oz. The conceptual pit-constrained resource has a 1.1:1 stripping ratio. The cut-off grade will be re-evaluated in light of future prevailing market conditions and costs.

●	The estimate was prepared using Geovia® GEMS 6.8.3 and is based on 295 surface drillholes and 385 surface channel samples, with a total of 50,896 assays. The resource database was validated before proceeding to the resource estimation. Grade model resource estimation was calculated from drillhole data using an OK interpolation method in a block model using blocks measuring 10 m x 10 m x 10 m in size. The cut-off date for drillhole database was August 11, 2020.

●	The model comprises 37 mineralized zones (which have a minimum thickness of 3 m), five lithological units and one low-grade mineralized body mostly included in the tonalite intrusive unit, each defined by drillholes intercepts.

●	High-grade capping was done on the composited assay data and established on a per unit basis. Capping grades used vary from 5 g/t to 80 g/t Au and the use of restricted search ellipsoids was also used. A value of zero grade was applied in cases of core not assayed.

●	Fixed density values were established on a per unit basis, corresponding to the median of the SG data of each unit ranging from 2.65 t/m³ to 2.71 t/m³. A fixed density of 2.00 t/m³ was assigned to the overburden.

●	The estimate presented herein is categorized as an Inferred Mineral Resource. The Inferred Mineral Resource category is defined for blocks that are informed by a minimum of two drillholes where drill spacing is less than 100 m for the mineralized intrusive-related mineralization. Where needed, some materials have been either upgraded or downgraded to avoid isolated blocks.

19. Directors’ Approval

The contents of the Offer to Purchase and Circular have been approved, and the sending thereof to the Shareholders has been authorized, by the Gold Royalty Board.

CERTIFICATE OF GOLD ROYALTY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: January 11, 2022

/s/ David Garofalo	/s/ Josephine Man
David Garofalo	Josephine Man
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board

/s/ Alan Hair	/s/ Ken Robertson
Alan Hair	Ken Robertson
Director	Director

SCHEDULE “A”

COMPARISON OF SHAREHOLDER RIGHTS UNDER THE CBCA AND THE BCBCA

The CBCA provides shareholders with substantially the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the CBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Offer which may be of importance to them.

Charter Documents

Under the BCBCA, a company’s charter documents consist of (i) a notice of articles, which sets forth, among other things, the name of the company and the amount and type of authorized capital, and whether there are any special rights and restrictions attached to such authorized capital, and (ii) articles which govern the management of the company. The notice of articles is filed with the Registrar of Companies, while articles are filed only with the company’s records office.

Under the CBCA, a corporation’s charter documents consist of (i) articles of incorporation, and any amendments thereto, which set forth the name of the corporation and the amount and type of authorized capital and any restriction on the business that the corporation may carry on, and (ii) the by-laws which govern the business and affairs of the corporation. The articles are filed with the Director under the CBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Change of Name and Consolidation

The CBCA provides that a special resolution is required in order to change a corporation’s name or to consolidate or split its issued and outstanding capital. Under the BCBCA, if specified in a company’s articles, such changes may be approved by a directors’ resolution.

Sale of Business or Assets

Under the BCBCA, the directors of a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company only if it is in the ordinary course of the company’s business or with shareholder approval authorized by a special resolution of its shareholders. Under the BCBCA, a special resolution requires the approval of a special majority, which means the majority specified in a company’s articles, if such specified majority is at least two-thirds and not more than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least two-thirds of the votes cast on the resolution.

The CBCA requires shareholder approval for any sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of the corporation, other than in the ordinary course of business of a corporation, in accordance with the following: (i) each share of a corporation carries the right to vote in respect of the approval of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote; (ii) the sale, lease or exchange must be approved by a special resolution of each class or series of shares entitled to vote thereon; and (iii) holders of shares of a class or series are entitled to vote separately as a class or series only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

While the shareholder approval thresholds may be the same under the BCBCA and the CBCA, the BCBCA allows for a corporation to specify a different approval level in its articles (at least two-thirds but less than three quarters).

A-1

Amendments to the Charter Documents of a Company

Changes to the articles of a company under the BCBCA will be effected by the type of resolution specified in the articles of a company, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the company’s articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a company out of the jurisdiction generally requires shareholders approve such a transaction by way of special resolution.

Under the CBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments in a manner different than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series on such proposed amendments, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate a CBCA corporation requires a special resolution, or such higher threshold as may be provided in the corporation’s articles, passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a company, may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. Under the BCBCA, a holder of shares of any class may dissent, subject to certain conditions, if a court order permits such dissent if such dissent is authorized by such resolution, or where the company proposes to:

a)	alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

b)	adopt an amalgamation agreement;

c)	approve an amalgamation under Division 4 of Part 9 of the BCBCA;

d)	approve an arrangement, the terms of which arrangement permit dissent;

e)	authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; or

f)	authorize the continuation of the company into a jurisdiction other than British Columbia.

The CBCA contains similar dissent provisions to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

a)	amend its articles to add, change or remove any provisions restricting or constraining on the issue, transfer or ownership of shares of a class of the shares of the corporation;

b)	amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;

c)	amalgamate with another corporation (other than an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation);

d)	be continued under the laws of another jurisdiction;

e)	sell, lease or exchange all or substantially all its property; or

f)	to carry out a going private transaction or a squeeze-out transaction.

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Oppression Remedies

Under the BCBCA, a shareholder of a company has the right to apply to a court on the ground that:

a)	the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or

b)	some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation.

The CBCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the CBCA, a registered holder or beneficial owner, and a former registered holder or beneficial owner of a security of the corporation or any of its affiliates, directors, former directors, officers or former officers of a corporation or any of its affiliates, the director appointed under the CBCA or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, have been carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a company may, with leave of the court, bring a legal proceeding in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of such right, duty or obligation. If the applicant is a shareholder or director, the applicant may also, with leave of the court, defend a legal proceeding brought against a company. The court will grant leave under the BCBCA for an application to commence a derivative action if:

a)	the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding;

b)	notice of the application for leave has been given to the company and to any other person the court may order;

c)	the complainant is acting in good faith; and

d)	it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.

A broader right to bring a derivative action is contained in the CBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of not only the corporation but also any of its subsidiaries. No leave may be granted under the CBCA unless the court is satisfied that:

a)	the complainant has given at least fourteen days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

b)	the complainant is acting in good faith; and

c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

A-3

Requisition of Meetings

The BCBCA provides that one or more shareholders of a company holding in aggregate not less than 5% of the issued shares that carry the right to vote at general meetings of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within four months of such notice. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding more than 2.5% of the issued shares of the company that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the notice.

The CBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the notice. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the notice, any shareholder who signed the notice may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public company, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing certain prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the company under applicable Securities Laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The CBCA contains provisions prescribing the form and content of notices of meeting and information circulars. Under the CBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the CBCA, a person may solicit proxies without sending a dissident’s proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the company from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose, or, if no resolution is required for that purpose by the articles, approved by ordinary resolution; or (iii) if the location for the meeting is approved in writing by the Registrar of Companies (British Columbia) before the meeting is held.

The CBCA provides that meetings of shareholders must be held at the place within Canada provided for in a corporation’s by-laws, or in the absence of such provision, at such place within Canada that the directors so determine. A meeting may be held outside Canada if the articles so provide or if all the shareholders entitled to vote at the meeting agree that such meeting is to be so held.

Directors Residency Requirements

Both the BCBCA and CBCA provide that a public corporation must have at least three directors. While the BCBCA does not have any residency requirements for directors, the CBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian. Subject to certain exceptions, generally an individual has to be ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

A-4

Removal of Directors

The BCBCA provides that, subject to certain exceptions, the shareholders of a company may remove one or more directors by a special resolution of the shareholders or by any other type of resolution or method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other type of resolution or method specified in the articles.

The CBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the CBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority (i.e. 50%) of the votes cast by the shareholders who voted in respect of that ordinary resolution. The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, insolvent is defined to mean when a company is unable to pay its debts as they become due in the ordinary course of its business. Unlike the CBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of insolvent from federal bankruptcy legislation applies.

Under the CBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) where the realizable value of the assets of the corporation are less than the aggregate of its liabilities and stated capital of all classes.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities. Under the CBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would thereby be less than its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders proposals than the CBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, C$2,000).

The CBCA allows shareholders entitled to vote or a beneficial owner of shares that are entitled to be voted to submit a notice of a proposal.

Compulsory Acquisition

The CBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

The BCBCA provides a substantively similar right although there are differences in the procedures and process. Unlike the CBCA, the BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities on the same terms contained in the original offer.

A-5

Indemnification

Under the BCBCA, a company may:

a)	indemnify an individual against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding to which the individual is or may be liable; or

b)	after the final disposition of a proceeding, pay the expenses actually and reasonably incurred by the individual in respect of a proceeding after the final disposition of any said proceeding.

The individual to be indemnified must:

a)	be, or have been, a director or officer of the company;

b)	be, or have been, a director or officer of another company (an “associated company”) at a time when the associated company is or was an affiliate of the company, or at the request of the company; or

c)	at the request of the company, be or have been, or hold or have held, a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity, and the proceeding must be a legal proceeding or investigative action, whether current, threatened, pending or completed, in which the individual (or any of his or her heirs and personal or other legal representatives) by reason of said individual being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated company is or may be joined as a party or liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

Additionally, in such cases where the individual was wholly successful, on the merits or otherwise, in the outcome of the proceeding or was substantially successful on the merits of his or her defence of the action or proceeding against him or her, the BCBCA requires the company to pay the eligible party’s expenses actually and reasonably incurred in respect of the proceeding.

Notwithstanding the foregoing, the company must not indemnify the individual or pay his or her expenses if he or she did not act honestly and in good faith with a view to the best interests of the company or associated company or, in the case of proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

Under the CBCA, a corporation may indemnify an individual against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. The individual must be a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity.

A corporation may not indemnify an individual unless he or she had:

a)	acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, reasonable grounds for believing that his or her conduct was lawful.

An individual is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity, if the individual seeking indemnity: (i) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (ii) fulfils the conditions set out in (a) and (b) above.

A-6

SCHEDULE “B”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(See attached)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined statement of financial position of Gold Royalty is presented to illustrate the pro forma effects of the following transactions: (i) the proposed acquisition of all the issued and outstanding shares of Elemental by Gold Royalty pursuant to the Offer; (ii) the August 23, 2021 acquisition by Gold Royalty of all the issued and outstanding common shares of Ely Gold; and (iii) the November 5, 2021 acquisition by Gold Royalty of all the issued and outstanding common shares of Golden Valley and the noncontrolling interests in Golden Valley’s subsidiary Abitibi Royalties. We refer to the above transactions collectively as the “Acquisitions” and the entities subject to the Acquisitions as the “Acquired Entities.”

The unaudited pro forma condensed combined statement of financial position of Gold Royalty as of September 30, 2021 combines the historical statements of financial position of Gold Royalty and each of the Acquired Entities, giving effect to the Acquisitions as if they had occurred on the earlier of the acquisition date (in the case of the acquisition of Ely Gold) or September 30, 2021. The unaudited pro forma condensed combined statement of loss for the year ended September 30, 2021 combines the historical consolidated statements of loss of Gold Royalty and each of the Acquired Entities giving effect to the Acquisitions as if they had occurred on October 1, 2020.

The Acquisitions and basis of presentation of the pro forma condensed combined financial information are described in greater detail in Note 1 Basis of Presentation included in the notes to the pro forma condensed combined financial statements and elsewhere herein.

The pro forma condensed combined financial information is based on various adjustments and assumptions and is not necessarily indicative of what Gold Royalty’s operating results actually would have been if the Acquisitions occurred as of the dates indicated or will be for any future periods. The pro forma financial information does not include adjustments to reflect any potential revenue, synergies or dis-synergies, or cost savings that may be achievable in connection with the Acquisitions, or the associated costs that may be necessary to achieve such revenues, synergies or cost savings.

Page | B-1

GOLD ROYALTY CORP.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

September 30, 2021

(Expressed in United States Dollars)

(Unaudited)

Page | B-2

Gold Royalty Corp.

Pro Forma Condensed Combined Statement of Financial Position

As at September 30, 2021

(Unaudited, expressed in United States dollars unless otherwise stated)

	Gold Royalty Corp.	Golden Valley Mines and Royalties Ltd. (as at June 30, 2021) Note 1	Elemental Royalties Corp.	Golden Valley Pro Forma Transaction Accounting Adjustments Note 6		Elemental Pro Forma Transaction Accounting Adjustments Note 8		Pro Forma Combined Gold Royalty Corp.
Assets
Current assets
Cash and cash equivalents	$9,905,480	$12,886,946	$5,584,979	$(11,957,862	)(a)	$(4,949,089	)(a)	$11,470,454
Restricted cash	-	3,109,071	-	-		-		3,109,071
Short-term investments	1,117,769	219,248	-	-		-		1,337,017
Accounts receivables	411,715	-	1,688,882	-		-		2,100,597
Prepaids and other receivables	1,865,816	470,456	233,878	-		-		2,570,150
	$13,300,780	$16,685,721	$7,507,739	$(11,957,862)		$(4,949,089)		$20,587,289

Non-current assets
Royalties	$256,833,456	$314,689	$69,106,178	$366,831,903	(b)	$68,080,299	(b)	$761,166,525
Exploration and evaluation assets	7,711,535	-	-	-		-		7,711,535
Long-term investments	1,586,600	25,020,125	-	-		-		26,606,725
Investments in associates	-	1,346,298	-	1,476,392	(c)	-		2,822,690
Other long-term assets	66,470	-	-	-		-		66,470
	$266,198,061	$26,681,112	$69,106,178	$368,308,295		$68,080,299		$798,373,945
	$279,498,841	$43,366,833	$76,613,917	$356,350,433		$63,131,210		$818,961,234

Current Liabilities
Accounts payable and accrued liabilities	$6,884,679	$279,697	$281,001	$-		$-		$7,445,377
Current portion of lease obligation	36,311	-	-	-		-		36,311
Loan	-	-	-	-		25,000,000	(c)	25,000,000
Income taxes payable	-	46,193	-	-		-		46,193
Derivative liability	-	1,229,261	-	-		-		1,229,261
	$6,920,990	$1,555,151	$281,001	$-		$25,000,000		$33,757,142

Non-current liabilities
Lease obligation	$11,300	$-	$-	$-		$-		$11,300
Loan	-	47,094	24,297,321	-		(24,297,321	)(c)	47,094
Derivative liability	4,549,074	-	-	-		-		4,549,074
Deferred income tax liability	42,700,000	783,710	-	94,765,467	(d)	17,519,325	(d)	155,768,502
	$54,181,364	$2,385,955	$24,578,322	$94,765,467		$18,222,004		$194,133,112

Equity
Issued Capital	$228,619,530	$23,415,857	$56,436,769	$273,550,555	(e)	$43,692,065	(e)	$625,714,776
Reserves	11,403,811	4,577,954	1,660,685	4,412,628	(f)	(1,660,685	)(f)	20,394,393
Accumulated deficit	(15,146,866)	(7,598,970)	(6,099,564)	4,207,820	(g)	2,599,564	(g)	(22,038,016)
Accumulated other comprehensive income (loss)	441,002	-	37,705	-		(37,705	)(f)	441,002
Non-controlling interest	-	20,586,037	-	(20,586,037	)(h)	315,967	(h)	315,967
	$225,317,477	$40,980,878	$52,035,595	$261,584,966		$44,909,206		$624,828,122
	$279,498,841	$43,366,833	$76,613,917	$356,350,433		$63,131,210		$818,961,234

See accompanying notes to unaudited pro forma condensed combined financial statements.

Page | B-3

Gold Royalty Corp.

Pro Forma Condensed Combined Statement of Loss

For the year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

	Gold Royalty Corp.	Ely Gold Royalties Inc. (October 1, 2020 to August 22, 2021) Note 1(b)(ii)	Golden Valley Mines and Royalties Ltd. (12 months ended June 30, 2021) Note 1(b)(iii)	Elemental Royalties Corp.	Ely Pro Forma Transaction Accounting Adjustments Note 5		Golden Valley Pro Forma Transaction Accounting Adjustments Note 6		Elemental Pro Forma Transaction Accounting Adjustments Note 8		Pro Forma Combined Gold Royalty Corp., Ely, Golden Valley & Elemental

Revenue
Royalty income	$191,991	$2,962,719	$1,702,020	$5,749,214	$(1,086,043	)(a)	$(201,388	)(i)	$-		$9,318,513
Cost of sales
Depletion of royalties	(163,817)	(2,420,009)	-	(2,307,618)	(586,693	)(b)	-		(3,677,278	)(i)	(9,155,415)
Gross profit	$28,174	$542,710	$1,702,020	$3,441,596	$(1,672,736)		$(201,388)		$(3,677,278)		$163,098

Expenses
Consulting fees	$2,677,189	$2,797,540	$-	$-	$-		$-		$-		$5,474,729
Depreciation	4,844	33,010	-	-	-		-		-		37,854
Management and directors’ fees	1,172,286	4,354,529	129,761	1,714,590	-		2,731,421	(j)	-		10,102,587
General and administrative	2,937,385	570,210	1,697,144	498,319	-		-		-		5,703,058
Professional fees	2,481,019	1,167,878	741,071	359,529	-		9,226,441	(k)	6,000,000	(j)	19,975,938
Share-based compensation	3,324,286	128,552	47,757	835,122	-		-		-		4,335,717
Exploration and evaluation expenses	12,516	-	56,259	-	-		-		-		68,775
Royalty interests	-	-	47,175	-	-		-		-		47,175
Operating loss for the year	$(12,581,351)	$(8,509,009)	$(1,017,147)	$34,036	$(1,672,736)		$(12,159,250)		$(9,677,278)		$(45,582,735)

Other items
Interest and finance expenses	-	(110,048)	(112,013)	(2,253,608)	-		-		-		(2,475,669)
Change in fair value of derivative liability	(1,511,372)	-	7,298,024	-	1,926,218	(d)	-		-		7,712,870
Change in fair value of short-term investments	(168,431)	110,207	(8,501,927)	-	-		-		-		(8,560,151)
Foreign exchange loss	(812,429)	(37,010)	(708,700)	267,727	-		-		-		(1,290,412)
Share of loss of associates	-	-	(198,236)	-	-		-		-		(198,236)
Gain on sale of mineral property	-	-	105,807	-	-		-		-		105,807
Gains on dilution of equity investments	-	-	90,830	-	-		-		-		90,830
Gain on loss of significant influence	-	-	308,179	-	-		-		-		308,179
Interest income	-	18,557	4,899	24,222	-		-		-		47,678
Others	67,348	(1,654,155)	-	(10,496)	1,507,135	(c)	-		-		(90,168)
	$(15,006,235)	$(10,181,458)	$(2,730,284)	$(1,938,119)	$1,760,617		$(12,159,250)		$(9,677,278)		$(49,932,007)
Current tax	-	-	(950,119)	(1,427,213)	-		-		-		(2,377,332)
Deferred tax	-	-	1,551,485	-	2,693,342	(e)	2,653,305	(l)	1,086,190	(k)	7,984,322
Net loss for the year	$(15,006,235)	$(10,181,458)	$(2,128,918)	$(3,365,332)	$4,453,959		$(9,505,945)		$(8,591,088)		$(44,325,017)

Foreign currency translation differences	441,298	-	-	28,797	-		-		-		470,095

Total comprehensive loss for the year	$(14,564,937)	$(10,181,458)	$(2,128,918)	$(3,336,535)	$4,453,959		$(9,505,945)		$(8,591,088)		$(43,854,922)
Net loss for the period attributable to:
Shareholders of Parent	$(15,006,235)	$(10,181,458)	$(348,761)	$(3,365,332)	$4,453,959		$(11,286,102	)(m)	$(8,591,088)		$(44,325,017)
Non-controlling interest	-	-	(1,780,157)	-	-		1,780,157	(m)	-		-
Net loss for the period attributable to Gold Royalty Corp.	$(15,006,235)	$(10,181,458)	$(2,128,918)	$(3,365,332)	$4,453,959		$(9,505,945)		$(8,591,088)		$(44,325,017)

Net loss per share, basic and diluted (Note 10)	$(0.45)										$(0.33)
Weighted average number of common shares outstanding - diluted	33,555,265										132,730,738

See accompanying notes to unaudited pro forma condensed combined financial statements.

Page | B-4

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For the year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

1.	BASIS OF PRESENTATION

These unaudited pro forma condensed combined financial statements have been prepared in connection with the proposed acquisition (the “Proposed Transaction”) by Gold Royalty Corp. (the “Company” or “Gold Royalty”) of Elemental Royalties Corp. (“Elemental”) through an Offer to Purchase (“Offer”) and take-over bid circular. Pursuant to the Offer, Gold Royalty proposes to acquire all of the issued and outstanding Elemental shares, together with the associated shareholder rights plan rights (“SRP Rights”), other than any Elemental shares (“Elemental Shares”) held directly or indirectly by the Company and its affiliates. The completion of the acquisition is subject to certain conditions of completion described elsewhere in the Offer and take-over bid circular and the approval by Elemental’s shareholders. At the time of the Offer, the Company and its subsidiaries own 277,100 Elemental Shares.

Subsequent to September 30, 2021 and prior to issuing the Offer, the Company acquired Golden Valley Mines and Royalties Ltd. (“GZZ”) and the non-controlling interest in GZZ’s non-wholly owned subsidiary Abitibi Royalties Inc. (“RZZ”) (together, “Consolidated Golden Valley”). Pursuant to the Arrangement Agreements, Gold Royalty acquired all the issued and outstanding common shares of each of GZZ and RZZ (the “Golden Valley Transaction”) on November 5, 2021.

The Company also acquired Ely Gold Royalties Inc. (“Ely”) on August 23, 2021 (the “Ely Transaction”). These unaudited pro forma condensed combined financial statements incorporate pro forma adjustments associated with the Ely Transaction (see note 5) and the Golden Valley Transaction (see note 6).

These unaudited pro forma condensed combined financial statements have been prepared from information derived from, and should be read in conjunction with the financial statements of the Company, Ely, Consolidated Golden Valley and Elemental, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), specifically (i) the audited consolidated financial statements of the Company as at and for the year ended September 30, 2021; (ii) the condensed interim consolidated financial statements of Elemental for the nine months ended September 30, 2021 and 2020; (iii) the condensed consolidated interim financial statements of Consolidated Golden Valley for the six months ended June 30, 2021 and 2020; (iv) the condensed interim consolidated financial statements of Ely for the period January 1 through August 22, 2021 and the nine months ended September 30, 2020; (v) the audited consolidated financial statements of Elemental, Consolidated Golden Valley and Ely as at and for the year ended December 31, 2020; and (vi) the continuous disclosure documents of the Company, Ely, Consolidated Golden Valley, RZZ and Elemental, available under their respective profiles on SEDAR, updating the respective company’s financial information subsequent to the date of the financial information referenced above. Each of the condensed interim consolidated financial statements has been prepared in accordance with IFRS relevant to the preparation of interim financial statements including IAS 34 Interim Financial Reporting.

Prior to the closing of the Golden Valley Transaction on November 5, 2021, GZZ owned approximately 45% of RZZ. GZZ’s consolidated financial statements referred to above include RZZ as a consolidated subsidiary and, accordingly, both GZZ and RZZ are represented in the historical financial statements of GZZ in these pro forma condensed combined financial statements.

These pro forma condensed combined financial statements have been compiled from and include:

(a)	An unaudited pro forma condensed combined statement of financial position as of September 30, 2021 combining:

(i)	The audited consolidated statement of financial position of the Company as of September 30, 2021;

Page | B-5

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

(ii)	The unaudited condensed consolidated interim statements of financial position of GZZ as of June 30, 2021;
(iii)	The unaudited condensed interim consolidated statements of financial position of Elemental as of September 30, 2021; and
(iv)	The adjustments described in Notes 5, 6 and 8.

This statement assumes that the Proposed Transaction and the Golden Valley Transaction occurred September 30, 2021.

(b)	An unaudited pro forma condensed combined statement of loss for the twelve months ended September 30, 2021 combining:

(i)	The audited consolidated statement of loss of the Company for the year ended September 30, 2021;
(ii)	The unaudited consolidated statement of loss and comprehensive loss of Ely for the period from October 1, 2020 to August 22, 2021 (the day prior to the Ely Transaction closing date), which has been constructed by combining the statements of income (loss) for (a) each of the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020), March 31, 2021, and June 30, 2021; and (b) the period from July 1, 2021 to August 22, 2021;
(iii)	The unaudited consolidated statement of net loss of Consolidated Golden Valley for the twelve months ended June 30, 2021, which has been constructed by combining the statements of net income (loss) for the six months ended December 31, 2020 (constructed by subtracting the results from the six months ended June 30, 2020 from the results for the year ended December 31, 2020) and the six months ended June 30, 2021;
(iv)	The unaudited consolidated statement of loss and comprehensive loss of Elemental for the twelve months ended September 30, 2021, which has been constructed by combining the statements of net income (loss) for the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020) and the nine months ended September 30, 2021; and
(v)	The adjustments described in Notes 5, 6 and 8.

This statement assumes that the Proposed Transaction, Golden Valley Transaction and the Ely Transaction occurred on October 1, 2020.

The constructed historical income statements of Ely, Consolidated Golden Valley and Elemental described above were prepared for the purpose of the pro forma condensed combined financial statements and do not conform with the consolidated financial statements of Ely, Consolidated Golden Valley and Elemental filed on SEDAR.

In combining Ely’s, Consolidated Golden Valley’s and Elemental’s consolidated financial statements with those of the Company, the Company has:

●	Converted Consolidated Golden Valley’s consolidated statements of financial position from Canadian dollars (C$) to US dollars ($) based on an exchange rate in effect on September 30, 2021 (0.7849 $ per C$);
●	Converted Ely’s consolidated statements of loss from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7676, 0.7899, 0.8144 and 0.7926 $ per C$ for the three months ended, December 31, 2020, March 31, 2021, June 30, 2021 and the period from July 1, 2021 to August 22, 2021, respectively); and

Page | B-6

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

●	Converted Consolidated Golden Valley’s consolidated statements of net income (loss) from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7508 and 0.7676 $ per C$ for the three months ended September 30, 2020 and December 31, 2020, respectively, and 0.8023 $ per C$ for the six months ended and June 30, 2021); and
●	Reclassified line items on Ely’s, Consolidated Golden Valley’s and Elemental’s consolidated financial statements to conform with the Company’s financial statement presentation.

The unaudited pro forma condensed combined financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Proposed Transaction, Golden Valley Transaction and the Ely Transaction been consummated on the dates indicated. Actual amounts recorded upon completion of the Proposed Transaction and Golden Valley Transaction will likely differ from those recorded in the unaudited pro forma condensed combined financial statements and such differences could be material. Among other things, management has not presented any pro forma management adjustments related to any potential synergies that may be realized and integration costs that may be incurred upon completion of the Proposed Transaction and Golden Valley Transaction. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed combined financial statements are set out in the Company’s audited consolidated financial statements as at and for the year ended September 30, 2021. In preparing the unaudited pro forma condensed combined financial statements a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Consolidated Golden Valley and Elemental and those of the Company where the impact was potentially material to the pro forma condensed combined financial statements and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies applicable to similar transactions undertaken by Elemental or Consolidated Golden Valley that significantly depart from those followed by the Company and would have a significant impact on the pro forma condensed combined financial statements. For purposes of these pro forma condensed combined financial statements, where the Company did not previously have an accounting policy for transactions undertaken by Elemental, Consolidated Golden Valley or Ely during the relevant periods, it has retained the policy and elections taken by Elemental, Consolidated Golden Valley or Ely. With respect to Elemental and Consolidated Golden Valley, a final review of accounting policies and elections will be completed in conjunction with the purchase accounting and preparation of the Company’s interim financial statements for the three months ending December 31, 2021 and the annual financial statements for the year ending September 30, 2022 to ensure any differences have been identified, synchronized and recognized.

3.	DESCRIPTION OF THE OFFER

Pursuant to the Offer, each holder of Elemental Shares is entitled to receive 0.27 of a common share, without par value, in the capital of Gold Royalty in respect of each Elemental share. An Elemental shareholder depositing Elemental Shares will be deemed to have deposited all Elemental SRP Rights associated with such Elemental Shares. No additional payment will be made for the Elemental SRP Rights and no part of the consideration to be paid by Gold Royalty will be allocated to the SRP Rights.

Page | B-7

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

These pro forma condensed combined financial statements assume that the conditions described under Section 4 of the take-over bid circular which include, among others and without limitation, the following:

●	Elemental shareholders must validly tender and not withdraw before the expiration of the Offer a number of Elemental Shares, together with the associated SRP Rights, that would represent more than 50% of the total number of outstanding Elemental Shares, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised by the Company and its affiliates or by any person acting jointly or in concert with the Offeror, if any. This condition cannot be waived by the Company;
●	Elemental shareholders must validly tender and not withdraw before the expiration of the Offer a number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by the Company and its affiliates, would represent at least 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis. This condition can be waived by the Company;
●	There does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer any event, change, circumstance, development or occurrence that constitutes a material adverse effect (as defined in the Offer) or could give rise to a material adverse effect.
●	The regulatory approvals (as defined in the Take-Over Bid Circular) and other third party consents or approvals considered necessary by the Company in relation to the Offer shall have been obtained on terms satisfactory to the Company in its reasonable judgment.

4.	USE OF ESTIMATES

These pro forma financial statements reflect the Golden Valley Transaction and the Proposed Transaction as business combinations in accordance with IFRS 3 Business Combinations (“IFRS 3”). Gold Royalty has been identified as the acquirer in each transaction on the basis that Gold Royalty shareholders retain a majority of shares of the combined entity on both a basic and fully diluted basis, Gold Royalty offered a premium over the trading price of the respective company’s shares prior to the offer, and all members of Gold Royalty executive management and directors will continue with the combined entity. Accordingly, the Company has applied the principles of IFRS 3 in accounting for the Golden Valley Transaction (Note 6) and the Proposed Transaction (Note 7), which requires the Company to recognize the identifiable assets acquired and liabilities assumed at their fair value, consideration transferred in the acquisitions at fair value and goodwill or a bargain purchase gain, if any, as the excess or deficiency of consideration transferred over the net acquisition date fair value of identifiable assets acquired and liabilities assumed.

The Company has not completed a detailed valuation process to arrive at the required final estimates of the fair value of Consolidated Golden Valley’s assets acquired and liabilities assumed at the closing date of the respective transactions. The Company’s management is in the process of finalizing the respective acquisition date statements of financial position and determining the final fair values of the assets and liabilities acquired. As a result, the pro forma adjustments set out herein are preliminary and subject to change as additional information becomes available and additional analysis performed. The preliminary pro forma adjustments have been made solely for the purpose of providing this unaudited pro forma financial information.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on information presented in the acquired business’ public filings and, in the case of Consolidated Golden Valley and Ely, in discussions with the management of each acquired business, preliminary valuation information, and due diligence. A final determination of the fair value of the acquired business’ assets and liabilities will be performed in conjunction with the preparation of the Company’s financial statements for the period including the completion date of each acquisition. Changes in the fair value estimates of assets acquired and liabilities assumed upon completion of the final valuations would result in adjustments to the values reflected in the unaudited pro forma condensed combined statement of financial position and unaudited pro forma condensed combined statement of loss. The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

Page | B-8

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

5.	ELY TRANSACTION PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

On August 23, 2021, the Company acquired all of the issued and outstanding Ely common shares, resulting in Ely becoming a wholly-owned subsidiary of Gold Royalty included in the Company’s consolidated financial statements from the acquisition date forward.

The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The reduction in revenue related to option income on exploration properties that had no historical carrying value in Ely’s financial statements. Fair value adjustments will be allocated to these properties as a result of the Ely Transaction. Option proceeds after the Ely Transaction will first be applied as a reduction of the new carrying value and will be recorded as income only after the new carrying value has been reduced to nil.

b)	The increase in cost of sales represents the increase in depletion caused by the fair value adjustments to Ely’s royalties that generated royalty payments as a result of production or advance minimum royalties. The increase in depletion was calculated using the allocation of the fair value of the acquired royalties as disclosed in the Company’s audited financial statements as at and for the year ended September 30, 2021.

c)	The elimination of deferred charges amortization expense related to Ely’s credit facility cancelled prior to the close of the Ely Transaction.

d)	The change in fair value on the warrant derivative liabilities has been recorded as gain (loss) on warrant derivatives in the pro forma condensed combined statements of loss using the share price of the Company’s shares, the applicable exchange rates and volatility of 37%, determined based on a peer group of companies. For periods prior to the Company’s initial public offering (“IPO), the IPO price was assumed to represent the Company’s share price. The Company’s share price was used for periods subsequent to the IPO.

e)	An adjustment to income tax benefit (expense) based on US and Canadian tax rates applied to Ely’s pre-tax income after permanent differences.

6.	GOLDEN VALLEY PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

On November 5, 2021, the Company acquired all of the outstanding shares of GZZ and RZZ and under the terms of the Golden Valley Transaction:

●	GZZ shareholders received 2.1417 Gold Royalty shares for each GZZ common share as set forth in the GZZ Agreement (the “GZZ Ratio”); and
●	RZZ shareholders received 4.6119 Gold Royalty shares for each RZZ common share as set forth in the RZZ Agreement (the “RZZ Ratio”).

Page | B-9

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

Each outstanding GZZ stock option was exchanged for a Gold Royalty stock option using the GZZ Ratio and will have a Canadian dollar exercise price equal to the GZZ stock option exercise price divided by the GZZ Ratio.

The estimated purchase consideration for the acquisition of GZZ and RZZ was based on a share price of $4.86 representing Gold Royalty’s closing share price on November 4, 2021, share price volatility of 37% and a foreign exchange rate of 0.8024 $ per C$. GZZ options, all of which vested prior to or as a result of the Transaction based on their original terms, were replaced with options on Gold Royalty shares. No portion of the value of replacement options was attributed to post-combination compensation expense.

Purchase consideration:
Shares issued in exchange for GZZ common shares	$143,264,387
Shares issued in exchange for RZZ common shares owned by parties other than GZZ	153,702,025
GRC options issued to replace GZZ stock options	8,990,582
$305,956,994

The following table reflects the preliminary pro forma fair values of assets and liabilities of Consolidated Golden Valley at June 30, 2021. All intercompany assets and liabilities between GZZ and RZZ are eliminated in this presentation.

Net Assets acquired:
Cash and cash equivalents (note 6(a))	$4,320,234
Restricted cash	3,109,071
Marketable securities	219,248
Prepaids and other receivables	470,456
Royalties and other mineral interests (note 6(b))	367,146,592
Investments	25,020,125
Investments in associates	2,822,690
Accounts payable and accrued liabilities	(279,697)
Income taxes payable	(46,193)
Derivative liability	(1,229,261)
Loan	(47,094)
Deferred tax liability	(95,549,177)
Purchase Consideration	$305,956,994

Transaction costs not included in purchase consideration:	$9,563,790

The unaudited pro forma condensed combined financial statements reflect adjustments to give effect to the Golden Valley Transaction. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction accounting adjustments made are as follows:

a)	The change of control payments of $2,731,421 to members of the GZZ and RZZ management, directors, officers and consultants subsequent to June 30, 2021, and estimated payment of $9,226,441 of other transaction costs: $5,835,291 incurred by GZZ and RZZ subsequent to June 30, 2021 and $3,391,150 incurred by the Company’s subsequent to September 30, 2021. Included in the Company’s year ended September 30, 2021 are $337,349 of transaction costs related to the Golden Valley Transaction resulting in total estimated transaction costs of $9,563,790.

Page | B-10

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

The Company’s transaction costs incurred subsequent to September 30, 2021 are reflected in accumulated deficit in the pro forma condensed combined statement of financial position as at September 30, 2021.

b)	The difference between the estimated fair value and carrying value of the Consolidated Golden Valley’s royalties and mineral interest properties. For purposes of the pro forma financial statements, any excess of purchase consideration over the estimated fair value of Consolidated Golden Valley’s net assets has been assumed to be attributable to the fair value of acquired royalties and other mineral interests. Upon completion of the valuation of royalties and mineral interests, such excess (shortfall), if any, will be reclassified to goodwill or a bargain purchase gain.

c)	The difference between the fair value and the carrying value of Consolidated Golden Valley’s investment in associates based on the investees’ trading price on September 30, 2021.

d)	The impact of deferred tax liabilities as a result of the pro forma adjustments to assets and liabilities, offset by the recognition of Consolidated Golden Valley’s previously unrecognized deferred tax assets.

e)	The issuance of common shares to GZZ’s shareholders of $143,264,387 and RZZ’s shareholders (other than GZZ) of $153,702,025, and elimination of Consolidated Golden Valley’s historical issued capital of $23,415,857.

f)	The issuance of replacement Gold Royalty stock options for Consolidated Golden Valley’s stock options of $8,990,582 and elimination of Consolidated Golden Valley’s historical reserves of $4,577,954.

g)	The elimination of Consolidated Golden Valley’s historical accumulated deficit balance of $7,598,970 and recording the Company’s estimated transaction costs to be incurred subsequent to September 30, 2021 in the amount of $3,391,150.

h)	The elimination of Consolidated Golden Valley’s historical carrying value of non-controlling interest.

i)	The reduction in revenue related to option income on exploration properties that had no historical carrying value in the Consolidated Golden Valley financial statements. Fair value adjustments will be allocated to these properties as a result of the Golden Valley Transaction. Option proceeds after the Golden Valley Transaction will first be applied as a reduction of the new carrying value and will be recorded as revenue only after the new carrying value has been reduced to nil.

j)	The recognition of change of control payments of $2,731,421 assumed to have been recognized at the assumed completion date of the Golden Valley Transaction on October 1, 2020.

k)	The recognition of transaction costs (note 6(a)) expected to be incurred subsequent to June 30, 2021 by the Consolidated Golden Valley and subsequent to September 30, 2021 by the Company as if they were incurred on the assumed completion date of the Golden Valley Transaction of October 1, 2020.

l)	Adjustment to income tax benefit (expense) based on Canadian tax rates applied to the Consolidated Golden Valley pre-tax income after permanent differences.

m)	The elimination of income attributable to non-controlling interests of RZZ.

Page | B-11

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

7.	CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE PROPOSED TRANSACTION

The estimated purchase consideration for the proposed acquisition of Elemental is based on a share price of $5.15 representing Gold Royalty’s closing share price on December 17, 2021. The value of the purchase consideration will change based on fluctuations in the share price of the Company’s common stock and the number of common shares of Elemental outstanding on the closing of the Proposed Transaction. If the share price of Gold Royalty were to increase (decrease) by 20%, the consideration would increase (decrease) by approximately $20 million.

For purposes of these pro forma financial statements, outstanding Elemental Options, all of which are vested, are assumed to be exercised into Elemental common shares prior to closing. As a result, the total consideration noted above includes $1,251,450 for shares issuable upon the assumed exercise of Elemental Options. No portion of consideration receivable by option holders is allocable to post-combination compensation expense.

For purposes of these pro forma financial statements, PSUs have been valued based on the equivalent GRC shares based on the exchange ratio assuming all PSUs ultimately vest. Vested Elemental PSUs are assumed to be exchanged into Elemental common shares prior to closing. Unvested Elemental PSUs are assumed to remain outstanding as Elemental PSUs based on the publicly disclosed terms of the Elemental PSU plan. Unvested Elemental PSUs are accelerated in the event of termination of employment within 12 months of the change of control or as otherwise provided in individual awards, unless the board of directors otherwise approve the acceleration of vesting. The portion of the fair value of the unvested Elemental PSUs that has been included in purchase consideration is based on the proportion of the vesting period from the date of grant to September 30, 2021. The remaining fair value of unvested Elemental PSUs will be recorded as compensation expense over the remaining service period.

Purchase consideration:
Shares issued in exchange for outstanding Elemental common shares excluding shares owned by Gold Royalty and its affiliates	$95,546,985
Shares issuable in exchange for common stock assumed to be issued as a result of the assumed exercise of vested stock options prior to closing	1,251,450
Shares issuable in exchange for vested Elemental PSUs for which Elemental shares are assumed issued prior to closing	3,330,399
$100,128,834

Page | B-12

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

The following table reflects the preliminary pro forma fair values of assets and liabilities of Elemental at September 30, 2021.

Net Assets acquired:
Cash and cash equivalents (note 8(a))	$4,135,890
Accounts receivables	1,688,882
Prepaids and other receivables	233,878
Royalties (note 8(b))	137,186,477
Accounts payable and accrued liabilities	(281,001)
Loan (note 8(c))	(25,000,000)
Deferred tax liability	(17,519,325)
Net assets acquired	$100,444,801
Less: Non-controlling interest	(315,967)
Purchase Consideration	$100,128,834

Transaction costs not included in purchase consideration:	$6,000,000

8.	PROPOSED TRANSACTION PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect adjustments to give effect to the business combination as a result of Proposed Transaction. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The estimated payment of $6,000,000 of other transaction costs incurred subsequent to September 30, 2021 (of which approximately $2,500,000 are the estimated Elemental transaction costs and $3,500,000 are the Company’s transaction costs), net of estimated proceeds of $1,050,911 from the assumed exercise of Elemental stock options.

The Company’s transaction costs are reflected in accumulated deficit in the pro forma condensed combined statement of financial position as at September 30, 2021.

Agreements with members of Elemental’s management, directors, officers and consultants contain provisions for change of control payments of $900,000 that may become payable if their employment or consultancy is terminated within periods specified in their employment and consulting agreements following a change of control transaction. No terminations have been assumed in these pro forma financial statements.

b)	The difference between the estimated fair value and carrying value of Elemental’s royalty interests. For purposes of the pro forma financial statements, any excess of purchase consideration over the estimated fair value of the Elemental’s net assets has been assumed to be attributable to the fair value of acquired royalties. Upon completion of the valuation of the royalties, such excess (shortfall), if any, will be reclassified to goodwill or a bargain purchase gain.

These pro forma condensed combined financial statements assume an allocation of (i) $40,443,097 to royalties that are currently generating royalty payments as a result of production (“Elemental’s Producing Royalties”) and which are subject to depletion (see 8(i) below) and (ii) $96,743,380 to exploration potential, associated with royalties not currently subject to depletion. If the Company’s estimate of the fair value of Elemental’s Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense, presented in Cost of sales.

Page | B-13

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

c)	The reclassification of loan payable from noncurrent to current, as required by Elemental’s Sprott Loan agreement. As at the date of the preparation of these pro forma condensed combined financial statements, the Company has not selected the means of refinancing. The pro forma condensed combined statement of loss assumes the loan is refinanced on the same terms as the Sprott Loan. A 1/8% change in interest rates would result in an increase or decrease of $31,250 based on the loan amount outstanding as of September 30, 2021.

d)	The impact on deferred tax liabilities as a result of pro forma adjustments to assets and liabilities by applying statutory income and withholding tax rates of jurisdictions assumed to be applicable based on Elemental’s public filings. Deferred income tax liabilities may vary based on the Company’s assessment of the income tax position upon reviewing the Company’s underlying organizational structure and tax positions.

e)	The issuance of common shares to Elemental’s shareholders of $100,128,834 treated as purchase consideration including shares issuable upon the assumed exercise of vested options and the assumed exchange of vested PSUs but excluding Elemental Shares already owned by Gold Royalty and its affiliates, net of the elimination of Elemental’s historical issued capital of $56,436,769.

f)	The elimination of Elemental’s historical equity balances at September 30, 2021 including $1,660,685 of reserves, and $37,705 of accumulated other comprehensive income.

g)	The elimination of Elemental’s historical accumulated deficit of $6,099,564 and recording the Company’s estimated transaction costs to be incurred subsequent to September 30, 2021 in the amount of $3,500,000.

h)	The recognition of non-controlling interest of $315,967 related to the portion of the unvested Elemental PSUs not allocable to post-combination compensation expense.

i)	The increase in cost of sales represents the estimated increase in depletion caused by the pro forma fair value adjustments to Elemental’s Producing Royalties (see 8(b) above). Any increase (decrease) in the allocation of purchase consideration to Elemental’s Producing Royalties will create a proportionate increase (decrease) to cost of sales.

j)	The recognition of estimated transaction costs expected to be incurred subsequent to September 30, 2021 as if they were incurred on the assumed completion date of October 1, 2020.

k)	An adjustment to income tax expense based on the assumed jurisdictional income and withholding tax rates. See note 8(d).

Page | B-14

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

9.	PRO FORMA SHARE CAPITAL

Gold Royalty pro forma share capital after the Proposed Transaction and the Golden Valley Transaction as at September 30, 2021 has been determined as follows:

		Amount
	Common Shares	$
Issued and outstanding, September 30, 2021	72,538,609	228,619,530
Gold Royalty common shares issued in exchange for the GZZ and RZZ shares upon closing (Note 6)	61,104,200	296,966,412
Gold Royalty common shares issued in exchange for the Elemental shares (excluding Elemental Shares already owned by Gold Royalty and its affiliates) including shares issued upon exercise of vested options and PSUs (Note 6)	19,442,492	100,128,834
Pro forma balance Issued and outstanding	153,085,301	625,714,776

10.	PRO FORMA LOSS PER SHARE

Pro forma basic and diluted loss per share of has been calculated based on actual weighted average number of Gold Royalty common shares outstanding for the respective periods as well as the number of shares issued in connection with the Ely Transaction and the Transactions as if such shares had been outstanding since the later of incorporation or the date the associated equity was originally issued:

Twelve months ended September 30, 2021
Actual weighted average number of Gold Royalty common shares outstanding	33,555,265
Pro forma adjustment weighted average number of Gold Royalty common shares, issued in exchange for Ely shares	27,139,364
Weighted average number of Gold Royalty common shares, issued in exchange for GZZ shares	28,966,232
Weighted average number of Gold Royalty common shares, issued in exchange for RZZ shares not owned by GZZ	25,893,688
Weighted average number of Gold Royalty common shares, issued in exchange for Elemental shares	17,176,189
Pro forma weighted average number of Gold Royalty common shares outstanding	132,730,738
Pro forma net loss attributable to shareholders of the combined Company	$44,338,517
Pro forma basic and diluted net loss per share	$0.33

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Questions? Need Help Tendering?

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

70 University Avenue, Suite 1440 Toronto, ON M5J 2M4

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside of North America:

1-416-304-0211

E-mail:
assistance@laurelhill.com

FOR DEPOSITING SHARES

By E-mail:

elemental-offer@laurelhill.com

By Facsimile:

1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

Any questions or requests for assistance or additional copies of the Offer to Purchase and Circular may be directed by the Shareholders to the Information Agent and Depositary as set out above.

To keep current with further developments and information about the Offer, visit www.goldroyalty.com/elemental-offer/.